UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

December 2010

Bradesco

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Independent Auditors’ Report	3
Consolidated Statement of Income	4
Consolidated Statement of Comprehensive Income	5
Consolidated Balance Sheet	6
Consolidated Statement of Changes in Equity	7-8
Consolidated Statement of Cash Flow	9-10

Notes to the Consolidated Financial Statements

1).. General information	11	21) Loans and advances to customers	86
2).. Significant accounting practices	11	22) Financial assets and liabilities held for trading	87
3).. Risk Management	34	23) Financial assets available for sale	92
3.1. Credit risk	35	24) Investments held to maturity	93
3.2. Market risk	44	25) Assets pledged as collateral	94
3.3. Liquidity risk	53	26) Non-current assets held for sale	94
3.4. Fair value of financial assets and liabilities	59	27) Investments in associated companies	95
3.5. Capital management	65	28) Joint ventures	97
3.6. Insurance risk	68	29) Tangible assets	98
4).. Estimates and judgments	72	30) Intangible assets	100
5).. Business segments	75	31) Other assets	101
6).. Net interest income	78	32) Deposits from banks	102
7).. Net fee and commission income	79	33) Deposits from customers	102
8).. Net gains/(losses) on financial instruments classified as held for trading	79	34) Funds from securities issued	103
9).. Net gains/(losses) on financial on financial instruments classified as available for sale	79	35) Subordinated debt	105
10) Net gains/(losses) of foreign exchange operations	80	36) Insurance technical provisions and pension plans	107
11) Income from insurance and pension plans	80	37) Supplemental pension plans	115
12) Impairment of loans and advances	81	38) Provisions	118
13) Personnel expenses	81	39) Other liabilities	121
14) Other administrative expenses	81	40) Equity	122
15) Depreciation and amortization	82	41) Transactions with related parties	124
16) Other operating income/(expenses)	82	42) Off-balance sheet commitments	127
17) Income and social contribution taxes	82	43) Standards and interpretations of standards that are not yet effective	128
18) Earnings per share	85	44) Recent Acquisitions	129
19) Cash and balances in banks	85	45) Subsequent events	130
20) Loans and advances to banks	86	46) First Time Adoption of IFRS	131

2       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors

Banco Bradesco S.A.

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. and its subsidiaries  (the “Bank”), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries as at December 31, 2010, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, April 14, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Luís Carlos Matias Ramos Contador CRC 1SP171564/O-1

Bradesco 3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Years ended December 31
	Note	2010	2009

Interest and similar income	6	63,772,183	55,165,229
Interest and similar expenses	6	(31,000,892)	(27,974,717)
Net Interest income		32,771,291	27,190,512
Fee and commission income	7	9,421,485	7,866,601
Fee and commission expenses	7	(26,947)	(19,219)
Net fee and commission income		9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	8	2,212,733	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	9	754,416	757,255
Net gains/(losses) of foreign exchange operations	10	(682,961)	(897,638)
Income from insurance and pension plans	11	2,577,730	1,778,016
Impairment of loans and advances	12	(5,756,125)	(10,809,611)
Personnel expenses	13	(8,794,017)	(7,334,164)
Other administrative expenses	14	(9,761,445)	(8,138,058)
Depreciation and amortization	15	(1,966,433)	(1,516,529)
Other operating income/(expenses)	16	(6,002,663)	(3,024,640)
Operating profit		14,747,064	11,836,306
Equity in the earnings of associates	27	577,053	728,867
Income before income taxes		15,324,117	12,565,173
Income and social contribution taxes	17	(5,271,924)	(4,264,330)
Net income for the year		10,052,193	8,300,843

Attributable to shareholders:
Controlling shareholders		9,939,575	8,283,007
Non-controlling shareholders		112,618	17,836

Basic income per share on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	2.52	2.12
– Earnings per preferred share	18	2.77	2.34

The Notes are an integral part of the Consolidated Financial Statements.

4       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2010	2009

Net income for the year	10,052,193	8,300,843

Unrealized gains on financial assets available for sale	651,063	3,486,555
Exchange differences on translations of foreign operations	(11,708)	-
Tax effect	(255,742)	(1,394,623)
Total comprehensive income for the year	10,435,806	10,392,775

Attributable to shareholders:
Controlling shareholders	10,323,188	10,374,939
Non-controlling shareholders	112,618	17,836

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Balance Sheet

	R$ thousand
	December 31			January 1,
	Note	2010	2009	2009
Assets
Cash and balances with banks	19	80,960,127	24,850,091	22,472,035
Loans and advances to banks	20	64,715,412	82,721,843	61,815,157
Loans and advances to customers	21	210,280,182	174,240,350	167,510,190
Financial assets held for trading	22a	75,234,191	54,480,534	68,281,973
Financial assets available for sale	23	40,179,144	44,046,416	30,091,362
Investments held to maturity	24	3,394,307	3,882,979	4,096,451
Assets pledged as collateral	25	79,700,612	60,072,653	36,124,618
Non-current assets held for sale	26	412,142	455,874	325,980
Investments in associated companies	27	2,298,200	1,431,157	1,033,006
Tangible assets	29	3,669,281	3,404,541	3,179,383
Intangible assets	30	5,412,088	4,721,558	3,285,790
Current income tax assets		1,590,297	2,122,244	1,858,441
Deferred income tax assets	17	12,733,792	12,526,420	12,105,860
Other assets	31	22,374,249	20,727,291	38,209,026
Total assets		602,954,024	489,683,951	450,389,272

Liabilities and Equity
Deposits from banks	32	171,920,917	120,067,970	100,010,765
Deposits from customers	33	192,475,948	169,946,116	163,428,153
Financial liabilities held for trading	22b	732,967	532,422	2,055,670
Funds from securities issued	34	17,809,765	7,682,798	8,865,666
Subordinated debt	35	26,314,946	23,103,977	19,686,662
Insurance technical provisions and pension plans	36	83,493,046	72,596,897	62,567,683
Provisions	38	13,327,866	10,852,483	9,958,702
Current income tax liabilities		1,923,372	1,245,832	1,009,027
Deferred income tax liabilities	17	1,980,544	1,151,927	388,150
Other liabilities	39	41,816,088	37,856,822	46,886,201
Total liabilities		551,795,459	445,037,244	414,856,679

Equity	40
Capital and reserves attributable to shareholders of the parent company		51,051,234	44,191,454	35,292,523
Share capital		28,500,000	26,500,000	23,000,000
Treasury shares		(10,049)	(188,874)	(4,853)
Capital reserves		87,146	87,146	62,614
Revenue reserves		19,481,986	15,022,670	11,860,287
Additional paid-in capital		70,496	150,032	-
Accumulated comprehensive earnings/(losses)		2,219,272	1,835,659	(256,273)
Retained earnings		702,383	784,821	630,748
Non-controlling interest		107,331	455,253	240,070
Total equity		51,158,565	44,646,707	35,532,593

Total liabilities and equity		602,954,024	489,683,951	450,389,272

The Notes are an integral part of the Consolidated Financial Statements.

 6       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity

	R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Other reserves			Equity of parent company shareholders	Non-controlling interest	Total
				Legal	Statutory	Additional paid-in capital	Accumulated other comprehensive income (1)	Retained earnings
Balance on January 1, 2009	23,000,000	(4,853)	62,614	1,853,688	10,006,599	-	(256,273)	630,748	35,292,523	240,070	35,532,593
Net income	-	-	-	-	-	-	-	8,283,007	8,283,007	17,836	8,300,843
Financial assets available for sale	-	-	-	-	-	-	2,091,932	-	2,091,932	-	2,091,932
Comprehensive income									10,374,939	17,836	10,392,775
Purchase of treasury shares	-	(184,021)	-	-	-	-	-	-	(184,021)	-	(184,021)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	19,131	19,131
Merger of Odontoprev shares	-	-	-	-	-	150,032	-	-	150,032	185,780	335,812
Transfers to reserves	-	-	-	400,614	4,893,586	-	-	(5,294,200)	-	-	-
Capital increase with reserves (2) (3)	2,131,817	-	-	-	(2,131,817)	-	-	-	-	-	-
Capital increase (2)	1,368,183	-	24,532	-	-	-	-	-	1,392,715	-	1,392,715
Interest on equity	-	-	-	-	-	-	-	(2,834,734)	(2,834,734)	(7,564)	(2,842,298)
Balance on December 31, 2009	26,500,000	(188,874)	87,146	2,254,302	12,768,368	150,032	1,835,659	784,821	44,191,454	455,253	44,646,707
Net income	-	-	-	-	-	-	-	9,939,575	9,939,575	112,618	10,052,193
Financial assets available for sale	-	-	-	-	-	-	390,638	-	390,638	-	390,638
Foreign currency translation adjustment	-	-	-	-	-	-	(7,025)	-	(7,025)	-	(7,025)
Comprehensive income									10,323,188	112,618	10,435,806
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	(79,536)	-	-	(79,536)	(429,571)	(509,107)
Purchase of treasury shares	-	(14,789)	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	193,614	-	-	(193,614)	-	-	-	-	-	-
Transfers to reserves	-	-	-	501,083	6,151,847	-	-	(6,652,930)	-	-	-
Capital increase with reserves (4)	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-	-
Capital increase (5)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Capital to pay in (5)	(1,500,000)	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Interest on equity	-	-	-	-	-	-	-	(3,369,083)	(3,369,083)	(30,969)	(3,400,052)
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565

The Notes are part of the Consolidated Financial Statements.

Bradesco 7

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity

	Year ended December 31
	2010	2009
Information per share (2) (3) (4)
Profits distributed (interest on equity and dividends) - R$ thousand	3,369,083	2,834,734
Common – R$ per share	0.85	0.73
Preferred – R$ per share	0.94	0.80

(1)  Consists of unrealized gains from investment securities, classified as available for sale, net of taxes, totaling R$ 1,479,515 thousand (2009 – R$ 1,223,773 thousand and January 1, 2009 – R$ 170,850 thousand).

(2)  On October 29, 2009, the Special Shareholders’ Meeting approved the merger of Banco Ibi SA upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former’s shareholders of the Banco Ibi S.A., in amount of R$ 1,368,183 thousand and capital increase through the transfer of reserve, without issue new shares, in amount of R$ 131,817 thousand, R$ 65,909 thousand of common shares and R$ 65,908 thousand of preferred shares.

(3)  On December 18, 2009, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without owns. Thus, all numbers of shares presented in the previous years were adjusted to reflect the share split in the proportion of one new share for every ten held. The same Meeting decided to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in common shares and R$ 1,000,000 thousand in preferred shares.

(4)  On June 10, 2010, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without owns. Therefore, all the numbers of shares, presented during previous periods were adjusted to reflect the share split in the proportion of one new share for every ten held. The same Meeting decided to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in common shares and R$ 1,000,000 thousand in preferred shares.

(5)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 common shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011.

8       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flow

	R$ thousand
	Year ended December 31
	2010	2009
Operating activities
Net income before income tax	15,324,117	12,565,173
Adjustments to reconcile net income to net cash flow from operating activities :
Impairment of loans and advances	5,756,125	10,809,611
Changes in the technical provisions for insurance and pension plans	14,294,976	12,768,473
Net gains from disposals on assets available for sale	(645,216)	(549,038)
Depreciation	956,092	824,899
Amortization of intangible assets	1,010,341	691,630
Impairment of intangible assets	26,493	36,511
Equity in the earnings of associates	(577,053)	(728,867)
Losses on disposal of non-current assets held for sale	292,595	315,248
Net losses from disposal of intangible assets	12,148	14,355
Gains on sale of non-consolidated investments	-	(2,409,619)
Changes in assets and liabilities:
Increase in compulsory deposits in the Central Bank	(47,273,389)	(4,722,952)
Increase in loans and advances to financial institutions	(29,473,272)	(22,935,353)
Increase in loans and advances to customers	(81,584,730)	(44,996,235)
(Increase)/decrease in financial assets held for trading	(36,900,513)	2,166,148
(Increase)/decrease in current income tax assets	531,947	(263,803)
Decrease of deferred tax assets	317,550	452,100
(Increase)/decrease in other assets	(1,578,591)	18,752,963
Net increase in deposits from financial institutions	62,708,679	26,705,387
Net increase in deposits from customers	32,148,572	14,716,268
Increase/(decrease) in financial liabilities held for trading	200,545	(1,523,248)
Increase in isurance technical provisions and pension plans	(3,398,827)	(2,739,259)
Increase in provisions for contingencies	2,475,383	893,781
Increase/(decrease) in other liabilities	9,209,750	(8,749,105)
Decrease in current income tax liabilities	(2,178,976)	(2,503,302)
Increase of deferred tax liabilities	828,617	763,777
Dividend received	496,698	560,965
Interest received	52,844,025	48,030,114
Interest paid	(20,474,472)	(15,892,066)
Income and social contribution taxes paid	(3,196,072)	(3,791,506)
Net cash provided by/ (used in) operating activities	(27,846,458)	39,263,050

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	(226,765)	35,779
Acquisitions of financial assets available for sale	(41,287,204)	(15,854,009)
Proceeds from sale of financial assets available for sale	9,405,730	754,251
Acquisitions of financial assets held to maturity	-	(14,554)
Redemption of financial assets held to maturity	89,844	62,828
Disposal of non-current assets held for sale	327,377	324,246
Acquisition of non-consolidated investments	(786,688)	(339,902)
Disposal of non-consolidated investments	-	2,519,272
Acquisition of tangible assets	(1,409,825)	(1,299,292)
Disposal of tangible assets	176,845	252,150
Acquisition of intangible assets	(1,695,177)	(1,058,075)
Dividends received	109,200	208,217
Interest received	5,494,551	2,736,771
Net cash used in investing activities	(29,802,112)	(11,672,318)

Financing activities
Funds from securities issued	12,815,608	3,565,694
Payment of funds from securities issued	(3,725,745)	(3,705,243)
Issuance of subordinated debts	1,282,600	2,628,271
Payment of subordinated debts	(828,351)	-
Acquisition of treasury shares	(14,789)	(184,021)
Increase/(decrease) of non-controlling interest	(448,060)	19,131
Interest paid	(1,611,252)	(2,933,162)
Interest on equity and dividends paid	(2,914,982)	(2,829,871)
Net cash provided by/(used in) financing activities	4,555,029	(3,439,201)

Increase/(decrease) in cash and cash equivalents	(53,093,541)	24,151,531

Cash and cash equivalents
At the beginning of the year	89,359,152	65,207,621
At the end of the year	36,265,611	89,359,152

Increase/(decrease) in cash and cash equivalents	(53,093,541)	24,151,531

Non-cash transactions
Credit operations transferred to non-current assets	988,702	1,054,613
Dividends and interest on equity declared but not yet paid	2,029,222	1,548,141
Unrealized gains on securities available for sale	(390,638)	(2,091,932)
Translation adjustment in foreign subsidiary	7,025	-
Exchange of shares on acquisition of Odontoprev	-	327,302

Bradesco 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flow (continued)

The Notes are part of the Consolidated Financial Statements.

10       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil and headquartered in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a multiple service bank in compliance with the terms of Brazilian banking regulations, operating in two main segments. The banking segment includes a number of areas in the banking activities, serving individual and corporate customers, investment banking, nacional and a international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as certificated savings plans.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements for the years ended December 31, 2010 and 2009 and as at December 31, 2010, December 31, 2009 and January 1, 2009 were approved by the Board of Directors on April 14, 2011.

2)     Significant accounting practices

The Organization’s Consolidated Financial Statements for the years ended December 31, 2010 and 2009, were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) translated to portuguese by the Brazilian Institute of Accountants. These consolidated financial statements comply with IFRS 1 – first time adoption of the international financial reporting standards (“IFRS1 (R)”). For further informations about the preparation of the first consolidated financial statements in compliance with IFRS, please see Note 46 – Transition to IFRS.

The consolidated financial statements were prepared on the historic cost basis, adjusted to reflect the fair value of the financial assets available for sale and financial assets and liabilities (including derivative financial instruments) measured at fair value through profit or loss.

The consolidated financial statements include the consolidated balance sheets, consolidated statements of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the financial statements.

The Organization has classified its expenses according to their nature.

The consolidated cash flows statements show the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly

Bradesco 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

liquid investments. Note 19 details the accounts of the consolidated balance sheets comprising cash and cash equivalents. The consolidated cash flows statements are prepared using the indirect method.

Accordingly, the income before taxes and the participation of non-controlling interests were adjusted by non-cash itens such as gains or losses, on provisions, depreciation, amortization and losses due to impairment of loans and advances. The interests received and paid are classified as operating cash flows.

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including but not limited to adjustments to the provision for impairment losses of loans and advances, estimates of the fair value of financial instruments, depreciation and amortization, evaluation of losses on assets, the useful life of intangible assets, evaluation of the realization of tax assets, assumptions for the calculation of technical provisions for insurance, supplemental pension plans and certificated savings plans, provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including jointly-controlled entities, as well as exclusive mutual funds and special purpose entities.

The main entities included in the consolidated financial statements are as follows:

	Activity	Shareholding interest (%)
		December 31		January 1,
		2010	2009	2009
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00	100.00	100.00
Banco Alvorada S.A. (1)	Banking	99.95	99.94	99.98
Banco Bradesco Financiamentos S.A.	Banking	100.00	100.00	100.00
Banco Bankpar S.A	Banking	100.00	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	100.00	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	99.99	99.99	99.99
Banco Ibi S.A.	Banking	100.00	100.00	-
Banco Bradesco BBI S.A.	Investiment bank	98.35	98.35	98.33
Banco Bradesco Cartões S.A.	Cards	100.00	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00	100.00	100.00
Bradseg Participações Ltda.	Holding	100.00	100.00	100.00
Bradesco Auto/Re Cia. de Seguros	Insurance	100.00	100.00	100.00
Bradesco Capitalização S.A.	Saving plans certificated	100.00	100.00	100.00
Odontoprev S.A.	Insurance/Dental Health	43.50	43.50	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00	100.00	100.00
Bradesco Saúde S.A.	Insurer/Health	100.00	100,00	100,00
Bradesco Seguros S.A.	Insurer	100.00	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	100.00	100.00	100.00
Bradesplan Participações Ltda.	Holding	100.00	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00	100.00	100.00
Tempo Serviços Ltda.	Service Provider	100.00	100.00	100.00
União de Participações Ltda.	Holding	100.00	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00	100.00	100.00

(1)    Increase in participation as a result of capital subscription.

12       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.       Subsidiaries

Subsidiaries are all companies over which the Organization has control, i.e., when it has control of the majority of the voting rights. There may still be control when the Organization has direct or indirect power to govern financial and operational policies of the entity so as to obtain benefits from its activities, even if the percentage that the Organization holds in the equity capital is less than 50%. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Organization controls another entity. The subsidiaries are fully consolidated from the date on which the control is transferred to the Organization and cease to be consolidated from the date that control ceases.

The results of the subsidiaries acquired or sold during the years are included in the consolidated financial statements as from the effective acquisition date or up to the effective date on which the control ceases.

For acquisitions meeting the definition of a business, the purchase method of accounting is used. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Organization’s share of the identifiable net assets acquired is recorded as goodwill. Any goodwill arising from initial consolidation is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated income statement.

For acquisitions not meeting the definition of a business, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date as measured in accordance with IAS 39, ‘Financial instruments: Recognition and measurement’; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

Bradesco 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.      Associated companies

Companies are classified as associated companies if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting right are held, the Organization could still have significant influence through its participation in the management of the investee or on its Board of Directors, providing it has executive power.

Investments in associated companies are recorded in the consolidated financial statements of the Organization using the equity method being initially recognized at cost and subsequently increased (decreased) each year by the Organization’s share of the post-acquisition profit (or loss). The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.    Joint ventures

The Organization has contractual agreements in which one or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on an unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the proportional consolidation method.

See Note 28 for summarized financial information about jointly controlled enterprises.

iv.    Special purpose entities

Even if there is no shareholder relationship, special purpose entities (SPEs) are consolidated in accordance with SIC-12 (Consolidation of Special Pourpose Entities), if the Organization controls them from an economic perspective.

When assessing whether the Organization controls a SPE, in addition to the criteria in IAS 27, it evaluates a range of factors, including whether:

(a) the activities of the SPE are being conducted on the Organization’s behalf according to its specific business needs so that the Organization obtains the benefits from the SPE’s operations; or

(b) the Organization has the decision-making power to obtain the majority of the benefits of the activities of the SPE or the Organization has delegated these decision-making powers by setting up an ‘autopilot’ mechanism; or

(c) the Organization has the rights to obtain the majority of the benefits from the activities of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

(d) the Organization retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Whenever there is a change in the substance of the relationship between the Organization and the SPE, the Organization reassesses the continued appropriateness of consolidation. Indicators for a re-assessment of consolidation are especially changes in ownership of the SPE, changes in contractual arrangements and changes in the financial structure.

14       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.      Transactions with and interest of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated income statements under this title.

vi.    Balances and transactions eliminated in the consolidation

Intra-group transactions and balances are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the income statement, and other changes in the carrying amount, except impairment, are recognized in equity.

Bradesco 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               iii.          Organization companies

The results and financial position of all Organization entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•       Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that statement;

•       Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on dates of the transactions); and

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. When a foreign operation is parcially sold ou disposed, such exchange differences, wich were recognized in equity, are recognized in the consolidated income statement as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents are represented by: cash, bank deposits and other highly liquid short–term investments, with original maturities of three months or less and insignificant risk of change in fair value, used by the Organization to management its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as “Pledged assets” when the puchaser has the right to sell or repledge the asset. The counterparty liability is included in “Deposits from Banks - Funding in the open market”. Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated income statement and recognized over the life of the agreements using the effective interest rate method.

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following categories: measured at fair value through profit or loss, available for sale, held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

16       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Measured at fair value through profit or loss

Financial assets are recorded and valued on their fair value and the respective changes to the fair value are recognized immediately in the income statement. These assets can be subdivided into two distinct classifications at the time of original recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

Financial assets held for trading

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the near term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or taking a position. Financial derivatives instruments are also categorized as held for trading, unless they are designated as hedging instruments.

Financial assets held for trading are initially recongnized in the balance sheet at fair value and the transaction costs are recorded directly in the income statement.

Gains and losses arising from changes in fair value are recognized directly in the income statement under “Net gains and losses from financial instruments held for trading.” Interest income and expense on financial assets held for trading are included in ‘Interest and similar income”.

•       Financial assets available for sale

Available-for-sale investments are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Available-for-sale financial assets are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss previously recognized in the consolidated statement of comprehensive income is recognized in the consolidated income statement.

Interest is recognized in the income statement using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classifield as available for sale are recognized in the income statement, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

Bradesco 17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Financial assets held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated as at fair value or available for sale and do not meet the definition of loans and receivables.

Financial assets held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest method.

Interest on held-to-maturity investments is included in the consolidated income statement and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the income statement.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market and that the Organization has no intention of selling immediately or in the short term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the balance sheet as loans and advances to banks or customers. Interests on loans are included in income statement and are reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans, and is recognized in the income statement as loans impairment charges.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

18       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial liabilities held for trading

Financial liabilities held for trading are those liabilities maintained by the Organization for the purpose of sale or repurchase in the short term, or which it holds as part of a joint managed portfolio for profit in the short term or for taking a position. Derivatives are classified as held for trading unless designated or used as hedge instruments.

Liabilities held for trading are initially recognized and valued at fair value in the balance sheet and their costs of transactions are recorded directly in the income statement for the period. All changes in fair value are recognized in the income statement in “Net gains and losses from financial instruments held for trading.”

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified as at fair value through profit or loss, initially, recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivatives contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.” The calculation of fair value considers the credit risk of the counterparties.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash flow models and options pricing models, as appropriate.

Derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the income statement. No embedded derivatives were identified during the year.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts at the date on which they are originated. All other financial assets and liabilities (including assets and liabilities at fair value through profit and loss) are recorded on the trade date, in accordance with the contractual provisions of the instrument.

Bradesco 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been paid, redeemed or otherwise extinguished.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when, and only when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values of financial assets and liabilities is based on the market price or quotes of securities dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques include the techniques to calculate the net current value, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. The Organization uses reputable valuation models to determine the fair value of financial instruments that consider observable market data.

For more complex instruments, the Organization uses proprietary models that are usually developed based on standard valuation models. Some of the information included in the models may not be observable in the market and are derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all the factors that market participants take into account in a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the balance sheet.

viii.   Impairment of financial assets

(a)   Financial assets recognized as amortized cost

At each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there are objective evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

20       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•         it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)      adverse changes in the payment status of borrowers; and

(ii)     national or local economic conditions that correlate with defaults on the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses. All significant assets that an assessment indicates have not been specifically impaired are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (that is, on the basis of the Organziation’s rating process that considers asset type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

Bradesco 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities the Organization adopts the assessement described in item (a) above. If, in a subsequent period the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the consolidated income statement. Increases in the fair value of equity instruments after impairment are recognized directly in equity.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following the foreclosure on loans that are in default. Repossessed properties are measured at the lower of carrying amount and fair value less costs to sell and reported within ‘Non-current assets held for sale.”

g)      Assets related to reinsurance

Reinsurance cessions are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective asset positions since the existing contract does not preclude us from our obligations with the insured parties.

As required by the regulators, reinsurance companies headquartered abroad must have a minimum rating from a risk classification agency, to reinsure Brazilian risks which are for the most part ceded to local reinsurers. Therefore, the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carring amount, these assets will be adjusted for impairment and recognized in the income statement.

22       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

h)      Deferred selling expenses

These comprise deferred selling expenses including commissions and brokers fees related to the sale of insurance policies. Deferred commissions are allocated to the income statement over the life of the respective policies and the brokers fees over a twelve month period.

i)       Tangible assets

i.    Recognition and valuation

Tangible assets are valued at cost less accumulated depreciation and impairment losses, if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets constructed by the Organization itself includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, they are recorded as separate items (main components) comprising the tangible asset.

The useful life and residual value of tangible asset items are reassessed and adjusted, when necessary, periodically.

Gains and losses from the sale of tangible assets are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a tangible asset item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization and the cost can be measured reliably. All other repairs and maintenance costs are charged to the consolidated income statement during the financial period in which they are incurred.

iii.  Depreciation

Depreciation is recognized in the income statement using the straight-line basis over the estimated useful economic life of the assets. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of the useful economic life.

j)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without fisical substance due to business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Bradesco 23

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

i.    Goodwill

Goodwill (or negative goodwill) arises on the acquisition of subsidiaries, associated companies and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the net fair value of identifiable assets or liabilities of an acquired subsidiary, associated company or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, while the goodwill from acquisition of associated companies is included in the carrying amount of the investment (net of any accumulated impairment loss). When the difference is negative (negative goodwill), it is immediately taken to the income statement as a gain on the acquisition date.

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment by comparing the present value of the expected future cash flows from a cash generating unit with the carrying value of its net assets, including attributed goodwill, and is carried at cost less impairment losses. Impairment losses on goodwill are not reversed.

ii.   Software

Software acquired by the Organization is recorded at cost, less amortization and impairment losses, if any.

Internal software development expenses are recognized as assets when the Organization can demonstrate its intention and capacity to conclude the development, can measure its cost and intends to use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly allocated to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses.

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it refers. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the income statement using the straight-line method during the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is two to five years.

24       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.  Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period in which the asset is expected to contribute, direct or indirectly, to the future cash flow.

These intangible assets are reviewed annually or whenever events, or changes in circumstances, occur which could indicate that the book value of the assets cannot be recovered. If required the associated write-off is immediately recognized in the income statement.

k)      Leasing

The Organization participates in the leasing market as both lessor and lessee.

Leases in which a significant part for the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized them in the financial statements using the straight-line method over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a fine is recognized as an expense for the period.

As a lessor, the Organization has substantially operating and financial lease contracts.

i.        Finance Lease

Finance leasing assets on the balance sheet are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses when the profit from the sale of the lease is recognized, which is recognized at the beginning of the lease term.

Recognition of financial revenue reflects the constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed periodically. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the income statement.

Bradesco 25

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.       Operating leases

The assets leased under operating leases are recognized in the balance sheet as fixed assets according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the book value of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease even if the payments are not made on the same basis. Costs, including depreciation, incurred to produce the income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

l)       Impairment of non-financial assets

Assets that have an undefined useful life such as goodwill are not subject to amortization and are tested annually to verify the existence of impairment.

Assets which are subject to amortization are reviewed to verify impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment loss is recognized based on the excess of the asset’s book value over its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

For the purpose of assessing impairment, the assets are grouped at the lowest levels for which there are separate identifiable cash flows (Cash Generation Units (UGC)).

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. When assessing the value in use, the estimated future cash flows are deducted from the present value using a pre-tax discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset.

An impairment of goodwill can not be reversed. With regard to other assets, an impairment recognized in previous periods is reassessed at each balance sheet date to detect indications that the impairment has decreased or no longer exists. An impairment is reversed if there is a change in the estimates used to determine the recoverable amount. An impairment is only reversed to the extent that the book value of the asset does not exceed the book value that would have been determined net of depreciation and amortization, if no impairment had been recognized.

m)     Deposits, securities issued and subordinated debts

Deposits, securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

26       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

n)      Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and will probably require the outflow of economic resources for settlement.

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and unappealable court decisions, and therefore the gain is practically certain. The contingent assets which expectation outcome is favorable are only disclosed in the financial statements, except when it is probable that these assets will result in an increase in resources, representing economic benefits.

The provisions were established taking into account the opinion of the legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

The liabilities related to a legal obligation under judicial discussion are maintained until the suit has definitely been won, represented by favorable and unappealable court decisions or if the statute of limitations period has expired.

o)      Classification of insurance contracts and investments

A contract under which the Insurer accepts a significant insurance risk from the insured party, agreeing to compensate the insured in the case of an uncertain, specific and adverse future event is classified as an insurance contract.  The Organization issues contracts that transfer both insurance risk or financial risk. The Organization understands that both products and also reinsurance involve significant insurance risks and therefore accounts for them as insurance contracts in accordance with IFRS 4. A contract under which the Organization assumes only financial risk is treated as an investment contract and these mainly refer to certificated savings plans.

p)      Insurance and pension plan technical provisions

i.    Property damage, group life and health insurance

A provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts. The portion of this provision corresponding to estimated effective risk outstanding is recorded under the PPNG-RVNE.

A provision for benefits to be granted (PMBAC) is recorded for the individual health plan portfolio, particularly for the five-year coverage of remission for dependents should the policy holder pass away. The calculation basis for PMBAC considers the expectation that the plan holder will only cease to be part of the plan upon death, at which point the dependants will continue receiving benefits for five years without the payment of premiums.

Bradesco 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for incurred but not reported claims (IBNR) related to the Company’s own operations is calculated on an actuarial basis considering the amount of claims that have been incurred but not reported by insured/beneficiaries. The methodology uses a projection - based on observed historic behavior – of future claim payments related to events that occurred before the reference date for the calculation. The IBNR provision is calculated by subtracting the expected total of the provision for claims to settle (PSL) from the aforementioned projection, estimated on a case-by-case basis.

The provision for claims to settle (PSL) is estabilished based on the estimated claims paid, taking into account all administrative and judicial claims notifications received and unpaid on the balace sheet date and the related costs such as expenses for claim adjustements and legal fees, among others.

The provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policy holders.

A provision for the insufficiency of premiums (PIP) is established to cover the differences between the present values of indemnities expected and related future expenses, and the present value of future premiums in compliance with the methodology provided in a NTA.

The supplementary premium provisions (PCP) is recorded on a monthly basis to complete the PPNG and considers estimates of current risks that have yet to be issued (RVNE).

The technical provisions related to retrocession operations are established based on the information received from reinsurers.

ii.   Supplementary pension plan and survivorship life insurance

The mathematical provision for benefits to be granted (PMBAC) refers to participants that have yet to begin receiving benefits. For pension plans structured under the Defined Benefit regime, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to liabilities taken on as retirement, disability, pension and estate plans, calculated according to actuarial methods and premises established in agreements. For Deposit Insurance Fund plans, the provision is the balance accumulated up to the reference-date resulting from the participant’s net contributions and respective earnings.

Mathematical provisions for benefits to be granted (PMBAC) related to long term life insurance plans (VGBL and PGBL) represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds through quotas in specially recorded investment funds (FIEs).

The mathematical provision for benefits granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits, according to technical basis established in the agreement (guaranteed interest rate and biometric table).

28       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for insufficient contributions (PIC) is recorded to meet expected unfavorable variations in technical risks taken on in the mathematical provision for benefits to be granted (PMBAC) and the mathematical provision for benefits granted (PMBC), considering a greater tendency of survival among participants and possible differences in expected interest rates.

The provision for incurred but not reported claims (IBNR) for pension plan operations is recorded using benchmark percentages, defined by the insurance market regulatory agency and is applied to historic premiums and claims. These percentages are used as the volume of historic data is not sufficient for the creation of own statistics with an acceptable level of credibility.

The provision for unexpired risks (PRNE) is calculated on a pro-rata basis per day, using the installment of contributions/premiums corresponding to the risk periods that have yet to expire, including an estimate of current risks yet to be issued (RVNE).

The provision for financial surplus (PEF) corresponds to an installment of financial yield obtained through the application of provisions that exceed the minimum guaranteed yield of pension plans with a clause for the participation in financial surplus.

The provision for administrative expenses (PDA) presented under “Other provisions” is recorded to cover the future administrative expenses of plans that include the payment of annual fees and is based on the expected present value of related administrative expenses and expected payment of income.

The provision for financial variation (POF) recorded under "Other provisions” is uprecorded up to the 15% limit on the mathematical provision for benefits to be granted for variable-contribution pension plans with guaranteed yield, in order to cover future financial variations.

Financial charges credited to technical provisions, as well as the recording and/or reversal of the provision for financial surplus, is classified under “Financial expenses.”

iii.  DPVAT agreement

The provision for claims incurred but not reported for future charges is calculated and notified by head insurer of the DPVAT agreement. An interest rate of 6% per year is provisioned on the values established, against the “Financial expenses” account.

iv.  Liability Adequacy Test (LAT)

Pursuant to IFRS 4 requirements, at each balance date the Organization must conduct a test of the adequacy of liabilities of all agreements that meet the definition of an insurance contract according to IFRS 4 and that are effective on the date of the test. This test is conducted at least every reporting date and considers the net carrying amount of the liabilities of insurance contracts permitted according to IFRS 4, minus deferred selling expenses (DAC). This value is the balance to be compared with the actuarial test laid out by the Liability Adequacy Test.

To conduct this test, the Organization uses actuarial methods that consider the estimated present value of all future cash flows, including expenses to settle claims from actuarial premises on the date the test is conducted. In the test, contracts are grouped by similar risk or whether the insurance risk is managed by the Organization.

Bradesco 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The assumptions related to the claims ratio, administrative and operating expenses, selling expenses, cancellations, future contributions, redemptions and conversion into income adopted for testing purposes, are based on historical records.  On the other hand, the assumptions related to mortality and survival follow the biometric tables which are formulated specifically based on Brazilian insurance market experience, BR-EMS, and also consider the continued improvement of life expectancy (known technically as the ‘improvement’ assumption), in accordance with the G Scale of the Sociedade de Atuários(SOA). Other less significant assumptions are used and defined, based either on the Organization historical records, or on market benchmarks.

The discount rates used to bring the projected flows to present value are risk-free forward rates, corresponding to the guarantees offered for each product.

If any insufficiency is detected, the Organization must record the loss immediately as an expense in the income statement for the year and establish additional provisions for the insurance losses already recorded on the test date. The liability adequacy test did not indicate the need for an adjustment to the Technical Provisions.

q)      Financial guarantees

Financial guarantees are contracts that oblige the Organization to assume specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment in compliance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. The fair value of a financial guarantee at the time of signature is zero because all guarantees are agreed on arm’s length terms and the premium agreed corresponds to the value of the guarantee obligation. No receivable for the future premiums is recognized. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured at the higher of the initial amount, less payments of fees and the best estimate of the amount required to settle the guarantee. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgement of Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the income statement within “Other operating income/ (expenses)”.

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary.

30       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Contribution obligations for the defined contribution pension plans are recognized as expenses in the income statement. The Organization, as employer, has no further payment obligations, once the contributions have been made.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit corresponding to their accumulated assets in the plan. Retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not are fully covered by guaranteed assets at the present value of the actuarial obligations of the plan.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit pension plans, is calculated separately for each plan, estimating the future value of the benefit that the employees have earned on the basis of their work during the current and previous years. The benefit is discounted to determine the present value and any unrecognized past service costs are deducted as well as the fair value of any plan assets. The calculation is made by a qualified actuary, using the projected unit credit method.

When the benefits of a plan are improved the portion of increased benefits related to past employee services is recognized in the income statement using the straight line method over the average period the benefits are acquired. As certain benefits are acquired, the expense is recognized in the income statement.

In relation to the actuarial gains and losses, to the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the income statement over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

iii.  Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the balance sheet date are discounted to their present value.

iv.  Short-term benefits

Such benefits are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization is legally required to make the payment and the obligation can be reliably estimated.

s)      Certificated savings plans

Certificated savings plans are deposits entered by customers in specific amounts in accordance with each plan adhered which are redeemable by the originated amounts plus an interest.  Customers are entered, during the term of the plan, into monthly lotteries that award a cash prize. These products are regulated by the insurance regulator in Brasil however does not meet  the definition of an insurance contract in accordance with IFRS 4 therefore are classsified as financial liabilities at amortized cost in accordance with IAS 39.

Bradesco 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provisions for redemption of the certificated savings plans are calculated based on their face value and price-level restated, when applicable.

The provision for redemptions of expired certificated savings plans, included in the redemption provision, represents the amounts of securities that have already expired but have not yet been redeemed and are price-level restated based on the indices established in each plan. The provision for early redemption of the certificated savings plans, also included in the redemption provision, includes the values of the certificated savings plans for which redemption has been requested and which are still within grace periods or will be paid to customers in the following month, as well as bonds with requested redemption, but which have not yet been withdrawn by the customers plus price-level restatement based on the indices established in each plan.

The provision for the lottery draws is calculated on the basis of actuarial models which estimate the probability of the draws occuring in comparison to the volume of bonds sold.

t)       Interest

Interest income and expenses are recognized thought accrual basis in the income statement using the effective interest rate method. The effective interest rate is the rate that exactly discounts future cash payments and receivables throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to calculate the recorded value of the financial asset or liability. The effective rate of interest is established when the financial asset or liability is first recorded and does not undergo subsequent reviews.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition or disposal of a financial asset or liability.

u)      Fees and commissions

Fee and commission income and expenses of a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account maintenance fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered.

v)      Insurance income

Insurance premiums are recognized as revenue proportionally over the policie coverage period.

The insurance and coinsurance premiums and acquisition costs are recognized in the income statement at the time the respective insurance policies are issued and amortized through the income statement over the period of coverage. The portion of premium received on in-force contracts that related to unexpired risks at the reporting date is reported as the PUP.

Income from premiums and the corresponding selling expenses related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

 32       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The transaction arising from acceptance of coinsurance and retrocession are recorded based on the information received from other insurance and reinsurance companies.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Brokers´ commissions and other selling expenses of pension plans and life insurance are deferred and allocated to the income statement, using the straight line method over 12 months.

Deferral of reinsurance premiums ceded is made consistently with the treatment of the respective insurance premium.

w)     Income tax and social contribution expenses

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Taxes are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity.

Current tax expenses are the total of current taxes resulting from the calculation of the applicable tax rate to taxable income for the period (net of any adjustments required for tax purposes) and the changes in deferred tax assets and liabilities is recognized in the statement of income.

Deferred taxes on temporary differences will be realized when the respective provisions are used and/or reversed. Deferred taxes on loss carryforwards are realized against future taxable income. These deferred taxes are recognized based on current realization expectations taking into account technical studies and analyses performed by Management.

x)        Segment reporting

Information or operating segments is consistent with the internal reports provided for the management decision making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization performs in banking segment through its own branches located throughout the country, in branches abroad and through over subsidiaries, as well as by means of our shareholding interest in other companies. Additionally we are engaged in operations in insurance, supplementary pension plans and certificated savings plans through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

y)      Equity

The preferred shares have no voting rights but have priority over the common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

Bradesco 33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.    Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.   Earnings per share

The Organization presents basic and diluted earnings earnigs per share data.

Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of common shares purchased by the Organization and held as treasury shares.

Diluted earnings per share is the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are recognized at the time they are approved by a Meeting of Shareholders.

Dividends for the year, approved and declared after the base date of the financial statements, are disclosed in the notes as subsequent events.

3)     Risk Management

Risk management structure

The risk management structure in the Organization allows risks to be effectively identified, measured, mitigated, monitored and reported in an integrated manner, involving the Top Management.

With the objective of obtaining synergy throughout the risk management process, a forum operates permanently in the Organization at the high management level. The forum, known as Integrated Risk Management and Capital Allocation Committee is a statutory body chaired by the Chief Executive Officer of the Organization with the responsibility of giving advice to the Board of Directors for the approval of institutional policies and risk exposure limits in the Organization.

The Integrated Risk Management and Capital Allocation Committee is assisted by the Executive Committees for Risk Management relating to a) Credit, b) Market and Liquidity, c) Operations and d) Grupo Bradesco de Seguros e Previdência, in addition to Executive Committees in the business areas, which, among other things, suggest the tolerance limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Reflecting the Organization’s commitment to the issue is the Integrated Risk Control Department (DCIR), charged with implementing the Organization’s risk control and capital allocation activities in an independent, consistent, transparent and integrated manner. It is also responsible for complying with the Brazilian Central Bank rules for risk management activities.

This department also includes a Risk Modeling area. The Organization considers quantitative measurement and statistical modeling fundamental for risk management and hence the Modeling area uses cutting-edge information management and statistical modeling tools.

34       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.1.  Credit risk

Credit Risk consists of the possible incurrence of losses associated with non-performance, by the borrower or its counterparty, of its respective financial obligations according to agreed terms, with credit agreement devaluation derived from the deteriorated risk classification of the borrower, reduced gains or remuneration, advantages granted at renegotiation, recovery costs, and other values related to any non-performance of financial obligations by the counterparty.

Credit risk management in the Organization is a continuous and evolutional process for doing the mapping, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

The Organization carefully controls the exposure to credit risk which follows mainly of credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not to compromise the quality of the portfolio are observed all aspects inherent to credit concession, concentration, guarantee requirements, terms, etc.

The Organization always maps the activities likely to generate exposures to credit risk, and their respective classification, in terms of probability and magnitude, as well as the identification of their managers, measurement and mitigation plan, where this control is made in a corporate, centralized and standard manner.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed consists of the probable failure of the counterparty to comply with its financial or non-financial obligations, causing losses to the Organization. This risk may be identified especially in transactions that involve derivative instruments, where the counterparty is subject to market fluctuations.

The Organization maintains total control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures of operations where there is counterparty risk. Every counterparty’s exposure to risk is treated in the same way and is part of general limits of credit granted to the Organization’s customers. Usually, guarantees associated with this type of operation include margin deposits made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, the loan granting process observes the Organization's credit policy giving priority to safety, quality, liquidity and diversification when using credit assets. The process is guided by the Organization's risk management governance and complies with Brazilian Central Bank rules.

In the constant pursuit for speed and profitability in the business, the Organization uses the appropriate methodologies for each segment in which it operates, which guide the lending processes and the determination of operational limits.

Bradesco 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

According to the guidance contained in the Credit Policy, all business proposals meet the operational competence of the Organization’s units:

The Organization has Credit and Behavior Scoring systems in place for mass credit concessions, which provide better agility, reliability and standardization of procedures in the credit analysis and approval process.

The Executive Credit Committee is focused on making decisions, within its level of competence, on inquiries about assignment of limits and operations proposed to the Organization, which are previously analyzed and supported by the Credit Department opinion. Consultations going beyond the authority of this Committee, after its favorable opinion, are submitted to the Board of Directors resolution.

The business are diversified, sprayed and intended for individuals and businesses that demonstrate the ability of payment and good repute, seeking to to sustain with guarantees commensurate with the risks, whereas the aims and deadlines credits granted.

Credit Risk Rating

The methodology for credit risk evaluation, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit procedures that are differentiated by the customer’s characteristics and capacity. Thus, it provides a base for correct operation pricing and determination of guaranties adapted to each circumstance.

Risk ratings for economic groups – legal entities – are based on standardized statistical and discriminant procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

36       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Rating		Organization classification
1.	AA1	Low risk
2.	AA2
3.	AA3
4.	A1
5.	A2
6.	A3
7.	B1
8.	B2
9.	B3
10.	C1
11.	C2
12.	C3
13.	D	Medium risk
14.	E	High risk
15.	F
16.	G
17.	H

Credit Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently by the Credit Risk sector.

This sector participates actively in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The Credit Risk sector reviews the internal processes, continuously, including roles and liabilities, the capacity building and demands for information technology, and risk evaluation, with the creation or review of products and services.

As part of its risk information dissemination philosophy, Bradesco holds specific meetings focused on monitoring and controlling credit risk. The Business Areas and Executive Board take part in the monthly Meeting for Monitoring the Credit Portfolio and related Recoveries, the main purpose of which is to establish the status of the credit portfolio, default positions, the allowance for loan losses, credit recoveries, portfolio concentration and other items in each of Bradesco’s business segments and across the Organization as a whole. This information is also reported monthly to the Audit Committee.

The Meeting of the Credit Risk Management Executive Committee, which has decision making powers, is held monthly.

Credit risk control process includes the periodic review of projects focused on the compliance with the best market practices and the requirements of the New Basel Capital Framework. With the objective of improving the management process, all actions in course are monitored to identify and remedy any new gaps or eventual needs.

Bradesco 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Cash and balances with banks	80,960,127	24,850,091	22,472,035
Derivative financial instruments	1,650,708	1,369,967	2,386,414
Loans and advances to banks	64,715,412	82,721,843	61,815,157
Loans and advances to customers	225,635,918	189,165,495	177,802,404
Other financial assets	191,893,419	156,928,199	132,886,058
Total items recorded in the balance sheet	564,855,584	455,035,595	397,362,068
Total items not recorded in the balance sheet	147,446,817	114,642,232	100,137,426
Total risk exposure	712,302,401	569,677,827	497,499,494

Organization’s maximum credit risk exposure totaled R$ 712 billion in December 2010, an increase as compared to prior years as a result of the increase in business volume, reflecting the country’s improved economic situation.

Of this exposure, the amount of R$ 81 billion comprises cash and available funds in central banks, mainly balances deposited in the Brazilian Central Bank, for which the credit risk is limited and insignificant.

Other financial assets in the amount of R$ 191.9 billion, comprise substantially financial assets recorded at fair value, which among other factors, reflect the issuer’s credit risk. Moreover, 64% of the other financial assets comprise Brazilian government securities which present no credit risk.

As regards the items which are not recorded in the balance sheet, the amount of R$ 105 billion comprises credit limits to be released, of which 79% corresponds to limits to be released of the following products: credit cards, personal credit, housing loans and checking account overdraft facilities, and which are considerably dispersed. In addition, an amount of R$ 42 billion comprises guarantees provided, of which 90% is realized with large size companies, which based on the Organization`s internal rating, are classified as low risk.

We present below a detailed analysis of our main credit risk exposures, which total R$ 292 billion in derivative financial instruments, loans and advances to banks and to customers.

Derivative Financial Instruments

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Traded in the stock exchange	35,113	63,501	434,755
OTC contract	1,615,595	1,306,466	1,951,659
Total	1,650,708	1,369,967	2,386,414

We stress that 98% of the derivative financial instruments comprise OTC contracts. Of this amount, most of the counterparts are internally rated by the Organization as low risk (Rating AA1-C3). Accordingly, the credit risk exposure of this type of transaction is insignificant.

38       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by Bradesco:

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Low risk	64,715,412	82,721,843	61,815,157
Medium risk	-	-	-
High risk	-	-	-
Total	64,715,412	82,721,843	61,815,157

Low risk: Ratings AA1 - C3; Medium risk: Rating D; High risk: Ratings E - H.

All amounts of loans and advances to banks are classified as not yet due and not subject to impairment loss. Further, the portfolio has no historical record of debt renegotiation.

Loans and advances to costumers

The loans and advances to customers are classified as:

•         Neither due nor subject to impairment loss.

•         Past due but not subject to impairment loss.

•         Subject to impairment loss, including loans and advances classified as in default and loans and advances which are analyzed individually for loss.

The Organization classifies as in default, borrowers who have not rendered payment of their loans and advances within a period of more than 90 days, whose contracts have been renegotiated, or who present another indication of impairment such as, for example, entry into a creditors’ agreement or bankruptcy.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Neither due nor subject to impairment loss (i)	196,614,589	163,369,400	156,270,843
Past due but not subject to impairment loss (ii)	6,037,858	5,565,041	6,212,793
Subject to impairment loss (iii)	22,983,471	20,231,054	15,318,768
Total loans and advances to customers	225,635,918	189,165,495	177,802,404
Impairment loss (provisions)	(15,355,736)	(14,925,145)	(10,292,214)
Net amount	210,280,182	174,240,350	167,510,190

The portfolio of loans and advances to customers increased by 19.3% in December 2010 as compared to the same period in 2009, as a result of the expansion in economic activity.

The portfolio improvement is evidenced by the increase in credits which are neither due nor subject to impairment loss, and which presented a growth rate of 20% in twelve months and which comprise 87.1% of the total in December 2010 (86.4% in December 2009).

Moreover, we stress as a positive factor, the decrease in percent impairment which was down to 6.8% of the portfolio in December 2010 as compared to 7.9% in December 2009.

Bradesco 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)      Loans and advances to customers neither due nor subject to impairment loss

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Low risk	194,270,226	161,459,818	154,806,799
Medium risk	1,918,707	1,694,681	1,305,149
High risk	425,656	214,901	158,895
Total	196,614,589	163,369,400	156,270,843

Low risk: Ratings AA1 - C3; Medium risk: Rating D; High risk: Ratings E - H.

The loans and advances to customers classified as neither due nor subject to impairment loss totaled R$ 196.6 billion in December 2010. Of the total transactions, 98.8% were classified as strong, evidencing the adequacy and consistency of the policy, of the processes and of the credit rating instruments used by the Organization.

(ii)    Loans and advances to customers past due but not subject to impairment loss

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as in default in the collective analysis and which are not subject to impairment loss based on the individual analysis.

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus interest.

The loans and advances to customers which are not individually material, such as, for example, the retail transactions which have not been classified as in default are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, no necessity for recording an individual impairment loss is indicated and, accordingly, the asset is then subject to collective loss analysis.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Past due up to 60 days	5,185,401	4,851,897	5,412,335
Overdue between 61 and 90 days	823,339	692,306	784,848
Overdue for more than 90 days	29,118	20,838	15,610
Total	6,037,858	5,565,041	6,212,793

The previus table presents the loans and advances which, despite a certain delay in payment, do not present any indication of impairment loss. This amount comprises 2.7% of the portfolio in December 2010 (2.9% in December 2009).

40       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)   Loans and advances to customers subject to impairment loss

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Portfolio not yet due	11,677,435	9,404,002	6,953,954
Past due up to 60 days	2,143,584	1,986,177	1,611,651
Overdue between 61 and 90 days	878,331	789,509	852,623
Overdue for more than 90 days	8,284,121	8,051,366	5,900,540
Total	22,983,471	20,231,054	15,318,768

The loans and advances subject to impairment loss totaled R$ 23.0 billion and comprised 10.2% of the total portfolio in December 2010 as compared to 10.7% for the same period in the prior year. This decrease in relation to the total portfolio, as well as the decrease in impairment loss in relation to total transactions reflect the improvement registered throughout the credit cycle, as commented on above.

By category

The following table presents the loans and advances to customers classified as in default and the individually significant customers who are subject to impairment loss.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Credit card	3,181,897	2,165,185	1,568,456
Personal credit	2,485,736	3,820,616	1,854,338
Vehicles - CDC	2,127,855	2,460,744	2,579,702
Working capital	2,086,699	1,923,555	1,125,098
Leasing	1,864,016	2,283,465	1,029,196
Onlending BNDES/FINAME	1,169,933	671,900	1,155,147
Rural loans	932,607	833,531	1,030,283
Financing and export	828,502	1,103,457	416,284
Overdraft facilities	547,985	481,858	447,909
Housing loans	337,099	192,049	230,206
Guaranteed account	243,411	294,801	297,625
Import	110,146	39,928	33,789
Others	7,067,585	3,959,965	3,550,735
Total	22,983,471	20,231,054	15,318,768

Renegotiated loans and advances

	R$ thousand
	Maximum exposure
	December 31		January 1,
	2010	2009	2009
Impairment loss on renegotiated loans and advances to customers	6,911,604	5,546,177	3,089,034
Total	6,911,604	5,546,177	3,089,034

Bradesco 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The renegotiations include debt restructuring, which considers the lengthening of the payment plans among other variables. The renegotiation policies and practices are based on collection rules and these policies are reviewed on a periodic basis.

Concentration of credit risk in loans and advances

The credit risk concentration analysis presented below shows the percent exposure of the fifty largest borrowers in relation to total loans and advances.

	December 31		January 1,
	2010	2009	2009
Largest borrower	1.2%	1.0%	1.3%
Ten largest borrowers	5.8%	6.2%	6.4%
Twenty largest borrowers	9.1%	9.4%	10.2%
Fifty largest borrowers	14.6%	15.7%	16.5%
Hundred largest borrowers	18.5%	19.9%	21.6%

The credit exposure levels of the fifty and one hundred largest borrowers are less concentrated when compared to the same period of the prior year.

By Economic Activity Sector

The credit risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Public sector	973,497	1,620,709	941,224
Federal	585,521	1,155,865	465,757
State	387,976	464,844	475,467
Private sector	224,662,421	187,544,786	176,861,180
Industry	45,588,624	39,867,934	45,108,531
Commerce	34,432,554	26,088,127	23,284,684
Services	52,988,679	42,229,175	37,550,413
Individuals	88,727,218	76,686,579	68,655,506
Agribusiness	2,925,346	2,672,971	2,262,046
Total Portfolio	225,635,918	189,165,495	177,802,404
Impairment amount	(15,355,736)	(14,925,145)	(10,292,214)
Net value	210,280,182	174,240,350	167,510,190

The portfolio distribution by economic activity sector presented a slight variation, with a decrease in the public sector and increases in the commercial and service sectors over the prior twelve months.

Provisions

Provision for losses from credit operations represents the management estimate of potential losses inherent to the credit portfolio on each reporting date. Our estimate of provision adequacy is based on regular reviews of individual credits and on joint analyses of credits with homogeneous characteristics.

42       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The individual analysis of loans is applied to a specific group of customers who based on our evaluation, are already in a state of impairment and present a considerable possibility of non-payment, including interest. In cases of impairment, customers are evaluated based on: a) amounts past due for more than 90 days, b) renegotiated credits c) clear indications of impairments d) existence of a request for bankruptcy or judicial recovery.

In the case of impairment related to individually significant customers, loss is measured individually by economic group, as described in Note 2e(viii).

For customers who are not individually significant, or who are individually significant and not subject to impairment loss, loss estimates are allocated based on homogeneous grouping, using internal models, which consider various factors including recent loss experience, the current economic conditions, customer profile, and internal risk ratings, among others.

The main factors used for obtaining these estimates are as follows: a) Probability of Default (PD), b) Exposure at Default (EAD) and c) Loss Given Default (LGD).

PD refers to the likelihood of default perceived by creditors in relation to their customers, based on their own estimation model. This calculation is based on the risk rating allocated to the customer profile (retail, middle market, corporate, etc.).

EAD is the balance of the credit operation at the moment of default.

LGD is the proportion of credit effectively lost on operations in default after all the established measures for recovery have been taken (including the corresponding costs).

The loans are written off against the provision when deemed uncollectible or when they are permanently impaired and past due between 180 and 360 days. However, long-term credit operations, with original maturities of more than 36 months are written off when past due between 360 and 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by a set of tools, such as collateral, credit guarantee and credit derivatives. Reliance upon such instruments is carefully evaluated taking into account the legal provisions, the market value and the risk of guarantor’s counterparty. Types of guarantees eligible for risk mitigation include: cash; Residential and commercial real estate; fixed assets, such as vehicles, aircrafts, machines and equipment; financial securities; commodities; bank guarantees and letters of credit, among other.

As mentioned above, the Organization uses Credit derivatives to mitigate credit risks. These instruments generally represent a bilateral agreement where one of the parties buys protection against a credit risk of a certain financial instrument (risk is transferred). The party selling the protection earns a remuneration that will usually be paid linearly during the term of the operation.

In the case of a credit event (“default”), the buying party will receive a payment intended to compensate for the loss in the financial instrument. In such a case, the selling party will usually receive the relevant asset in return for that payment.

Bradesco 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December		January 1,
	2010	2009	2009
Transferred
Credit swaps, the underlying assets of which include:
● Bonds and securities – Brazilian public debt securities	(483,198)	(548,478)	(780,653)
● Derivatives held by companies	(3,332)	(3,482)	(4,674)
Received
Credit swaps, the underlying assets of which include:
● Bonds and securities – Brazilian public debt securities	591,501	7,810,152	12,831,299
● Derivatives held by companies	13,330	13,930	219,306
Total	118,301	7,272,122	12,265,278
Deposited margin	181,442	428,565	1,733,378

Bradesco carries out transactions using credit derivatives to maximize the management of its risk exposure and assets. The contracts related to the credit derivative transactions described above mature on different dates up to 2013, and 71% of these amounts will mature in 2012.  The mark-to-market adjustment of the protection rates, which remunerates the counterparts receiving the risk, totals R$ 1,712 thousand (2009 - R$ (2,067) thousand and 2008 - R$ (393,264) thousand). The fair value of derivative credit instruments is determined based on market quotations or obtained from specialized agencies. During the period, there were no events which based on the corresponding contracts could have triggered a credit default

In Note 26 – Non-current assets for sale comprise guarantees of which the Organization has taken possession and which are presented at their corresponding carrying values.

3.2.  Market risk

A market risk relates to the possibility of financial loss due to changes in prices and interest rates of the Organization’s financial assets, as its asset and liability portfolios may have mismatches in maturities, currency and indexes.

This risk is carefully identified, measured, mitigated and managed. The Organization’s approach to market risk exposure is conservative, and guidelines and limits are independently monitored on a daily basis.

The market risk of all the Organization’s companies is controlled in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified according to risk probability and magnitude, and their respective mitigation plans are appropriately approved by management.

The Organization seeks to be in line with the best international market practices, local regulations and recommendations of the Basel Banking Supervision Committee. Thus, it registered with the Brazilian Central Bank, on June 30, 2010, its interest in using the internal market risk models for measuring risk and capital allocation, according to the requirements of that Committe and, consequently, of the New Basel Capital Framework.

44       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risk management process in the Organization relies on the participation of all levels, from the business units to the Board of Directors.

In compliance with the best Corporate Governance practices and aiming to preserve and strengthen the management of Market and Liquidity Risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market and liquidity risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives;

•       Hedging;

Market Risk Management Process

The market risk management in the Organization involves several areas with specific duties in the process, which ensures an efficient structure for measuring and controlling the market risk. This process approved by the Board of Directors is also revalidated every year by the Committees and the Board of Directors itself.

Determination of Limits

Proposed market risk limits are validated by specific business Committees and then are submitted to the approval of the Integrated Risk Management and Capital Allocation Committee, taking into account the limits established by the Board of Directors and based on the characteristics of the operations, which are segregated into the following Portfolios:

Trading Portfolio: this consists of all operations with financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations.

The following limits are monitored for the Trading Portfolio:

•       Risk;

•       Stress;

•       Income;

•       Financial Exposure.

Banking Portfolio: these are operations that are not classified in the Trading Portfolio. They consist of structured operations relating to various lines of business in the Organization and their respective hedges.

Bradesco 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following limits are monitored for the Banking Portfolio:

•       Interest rate risk;

•       Share Portfolio.

Market Risk Measurement Models

The market risk measurement and control are performed using VaR (Value at Risk), EVE (Economic Value Equity), stress testing, and sensitivity analysis, in addition to the limits for Management of Results and Financial Exposure Management.

Trading Portfolio and Risks of Shares of the Banking Portfolio

Although they are controlled separately, the Risks of the Trading Portfolio risks and share positions in the Banking Portfolio are measured using the Delta-Normal VaR methodology for a 1 day period, with a confidence level of 99% and volatilities and correlations calculated on the basis of specific methods that attribute greater weight to recent returns.

The risk of the Trading Portfolio is also controlled by the Stress Test, the purpose of which is to quantify the adverse impact of economic shocks and events that are financially unfavorable to the Organization. The analysis uses stress scenarios prepared by the Market Risk area and the economic area of the Organization, based on historical and prospective data on risk factors where the Trading Portfolio has a position.

On the other hand, for Risks of Shares of the Banking Portfolio, and capital allocation is made through credit risk evaluation as determinate by the Brazilian Central Bank for regulatory purposes.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economic area, which are intended to determine positive and negative changes likely to occur in interest rate curves applicable to investments and borrowings.

The EVE methodology consists of pricing the portfolio subject to interest rate variations, taking into account the increases or decreases of rates used to calculate the present value and total term of assets and liabilities. This way, the economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest rate risk applicable to the Banking Portfolio.

For the measurement of the interest rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total value of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and possibility of maintenance. Accordingly, after all deductions to which demand deposits are subject, such as, for example, the non interest-bearing compulsory deposit with the Brazilian Central Bank, the outstanding balance (free funds) is considered a “natural hedge” of fixed-rate assets, which is used to cover the positions of the Organization.

For savings deposits, their characteristics allow them to be used as “hedging” for fixed-rate operations of housing credit. This is because, in an environment of increasing interest rates, adverse impacts on investments may be partially offset by gains obtained from the investment of free funds from savings deposits at a higher interest rate.

46       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Follow-Up

The Market Risk Control area, independently of business management, monitors the compliance with limits and provides daily managerial reports on the position control to business areas and to Top Management, in addition to a weekly report and periodic presentations to the Board of Directors.

Internal Communication

Reporting is made through the Alert System, which determines the addressees of the market risk reports according to the limit usage percentage.

Market risk is also monitored in meetings of the Executive Treasury and Market and Liquidity Risk Management Committees. In addition, follow-up is made by the Committee for Integrated Risk and Capital Allocation Management, which also holds extraordinary meetings to analyze the positions and conditions if the limits of tolerance to risk exposure are exceeded, submitting the actions and strategies adopted to be validated by the Board of Directors, whenever necessary.

Hedging and use of Derivatives

With the purpose of standardizing the use of financial instruments contracted for hedging purposes and the treasury derivatives, the Organization has created specific rules that have been approved by the applicable Committees.

The hedge  operations entered into by the Treasury Department of Bradesco should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of books, in order to:

•       control and classify the operations, respecting the current limits of exposure and of risks;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures of operations in inactive markets, in conditions of stress or of low liquidity.

Derivatives Standardized and of Continuous Use

The Treasury Department of Bradesco may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

Bradesco 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Evolution of the Exposure

In this section we present the evolution of the financial exposure, the VaR calculated according to the internal model and its backtesting, the Stress Analysis and the Sensitivity Analysis.

Financial Exposure – Trading Portfolio

We have presented below the table showing the financial exposure of the trading Portfolio, including the derivatives, of the Organization.

Risk Factors	R$ thousand
	December 31				January 1,
	2010		2009		2009
	Asset	Liability	Asset	Liability	Asset	Liability
Fixed rate	158,957,548	141,780,124	130,172,574	32,184,785	100,019,595	14,922,605
IGP-M	837,646	919,757	261,596	180,758	81,776	54,536
IPCA	19,175,480	16,086,132	4,801,315	1,922,366	11,137,413	34,748
Forex Coupon	4,904,025	4,726,962	778,534	663,838	2,920,867	3,409,932
Dollar	5,264,838	4,870,402	778,534	735,715	2,920,867	3,409,932
Other Currencies	138,169	361,599	17,429	1,004	-	-
Variable Income	226,471	207,437	405,354	170,554	41,090	36,450
Sovereign/Eurobonds	644,463	516,637	8,380,287	630,233	14,111,343	1,440,756
Treasury	2,046,264	2,353,157	544,640	999,057	311,032	689,378
Other (*)	5,588,281	3,577,108	12,389,772	2,969,118	5,218,657	2,945,090
Total at Year-End	197,783,185	175,399,315	158,530,035	40,457,428	136,762,640	26,943,427

(*) SELIC and CDI

Internal VaR Model –Trading Portfolio

The total value at risk at the end of 2010 increased slightly in comparison with 2009. With regards to the value at risk for January 1, 2009, the advent of the financial crisis that affected the volatilities and correlations had a significant impact on the level of risk of the trading portfolio, as we can observe in the table below:

Risk Factors	R$ thousand
	December 31		January 1,
	2010	2009	2009
Fixed rate	16,510	10,351	76,236
IGP-M	1,556	289	18
IPCA	11,192	2,799	267,651
Forex Coupon	5,199	179	13,991
Foreign Currency	6,179	954	23,070
Variable Income	1,049	7,766	4,499
Sovereign / Eurobonds and Treasuries	2,845	9,250	170,532
Other	5	24	61
Correlation / Diversification Effect	(21,674)	(11,556)	(112,617)
VaR at Year-End	22,861	20,056	443,441

Average VaR in the Year	14,549	92,172	202,780
Minimum VaR in the Year	5,288	16,588	41,442
Maximum VaR in the Year	32,096	417,290	750,559

48       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal VaR Model – Backtesting

The methodology applied and the existing statistical models are validated daily using backtesting techniques. The backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation and with the actual result, and considers the transactions of the day for which the VaR was estimated.

Its main objective is to monitor, validate and evaluate the adherence of the VaR model, whereby the number of ruptures should be in accordance with the confidence level established (99%). The graph below shows the daily VaR and the result corresponding to the past 12 months, the period in which the adverse result exceeded the estimated result only three times, i.e. the number of ruptures is within the limit defined for the confidence level of the model adopted, which is a proof of its consistency.

N.B..: the points below the line represent the ruptures of the VaR  statistical model used.

Stress Analysis – Trading Portfolio

With the objective of estimating the possible loss not contemplated by the VaR, the Organization evaluates, on a daily basis, the possible impacts on the positions in stress scenarios. Thus, considering the effect of diversification between the risk factors, the average estimated possible loss in a stress situation was R$ 276 million in December 2010, and the maximum estimated loss was R$ 521 million.

	R$ thousand
	With diversification (stress situation)			Without diversification (unstressed situation)
	December 31,		January 1,	December 31,		January 1,
	2010	2009	2009	2010	2009	2009
At Year-End	232,218	399,537	1,294,568	404,383	631,700	1,859,921
Year Average	276,120	817,552	578,371	439,531	1,368,982	961,745
Year Minimum	84,089	374,839	81,108	176,933	596,790	361,377
Year Maximum	521,463	1,576,158	2,051,929	792,893	2,251,277	2,755,070

Bradesco 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

We perform the sensitivity analysis of the financial exposures (Trading  and Banking Portfolios) of the Organization, on a quarterly basis. However, it is important to stress that the impacts of the financial exposures of the Banking Portfolio (notably on the factors of interest rate and price indices) do not necessarily represent a potential accounting loss for the Organization. This is because part of the credit operations that are in the Banking Portfolio is financed by demand deposits and/or savings accounts, which are the “natural hedge” for interest rate flutuation. Also, the interest rate flutuation do not have a material impact on the results for the Organization, since the intention is to maintain the credit operations through their maturity.

50       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Period	Scena-rios (*)	R$ thousand
		Sensitivity Analysis– Trading & Banking Portfolios
		Risk Factors
		Interest Rates in Reais	Price indices	FX Coupon	Foreign Currency	Variable Income	Sovereign/ Eurobonds & Treasuries	Other	Total without correlation	Total with correlation
December 31, 2010	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)
December 31, 2009	1	(3,983)	(7,437)	(95)	(337)	(12,251)	(1,083)	-	(25,186)	(16,960)
	2	(901,254)	(1,052,419)	(2,949)	(8,434)	(306,264)	(54,670)	(14)	(2,326,004)	(1,810,669)
	3	(1,729,973)	(1,871,014)	(5,889)	(16,868)	(612,529)	(103,964)	(28)	(4,340,265)	(3,369,293)
January 1, 2009	1	418,731	726,008	6,852	(2,401)	56,072	(100,077)	-	-	1,105,185
	2	(975,863)	(183,528)	(4,349)	(78,717)	(301,510)	(241,801)	(11)	(1,785,779)	(1,503,720)
	3	(2,194,417)	(1,054,060)	(14,989)	(155,033)	(659,093)	(384,274)	(23)	(4,461,889)	(3,605,738)

Definition		Exposures subject to variations of fixed interest rates and coupon rate	Exposures subject to the variation of the coupon rate of the price indices	Exposures subject to the variation of the coupon rate of foreign currencies	Exposures subject to the FX variation	Exposures subject to the variation of share prices	Exposures subject to the variation of the interest rate of securities traded on the international market	Exposures that do not match the previous definitions

(*) Values net of taxes.

Below is also the sensitivity analysis exclusively of the Trading Portfolio, which represents the exposures that could cause significant impacts on the Organization’s results, where it is important to stress that the results presented show the impacts in each scenario with a static position of the portfolio. Due to the dynamism of the market these positions change continuously and do not necessarily reflect the position shown here. In addition, as aforementioned, the Bank has a process of ongoing management of the market risk, which seeks constantly, through the dynamism of the market, forms of mitigating/minimizing the associated risks, according to the strategy defined by Top Management. Thus, in cases where there are signs of deterioration of a certain position, proactive actions are taken to minimize the possible negative impacts, in order to maximize the risk/return ratio for the Organization.

Bradesco 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Period	Scena-rios (*)	R$ thousand
		Sensitivity Analysis– Trading Portfolio
		Risk Factors
		Interest Rates in Reais	Price indices	FX Coupon	Foreign Currency	Variable Income	Sovereign/ Eurobonds & Treasuries	Other	Total without correlation	Total with correlation
December 31, 2010	1	(439)	(374)	(40)	(3,707)	(322)	(154)	-	(5,036)	(2,669)
	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)
December 31, 2009	1	(766)	(270)	(3)	(337)	(1,285)	(746)	-	(3,407)	(1,881)
	2	(170,612)	(39,565)	(141)	(8,434)	(32,126)	(18,661)	(14)	(269,553)	(205,907)
	3	(336,518)	(77,676)	(279)	(16,868)	(64,252)	(36,375)	(28)	(531,996)	(406,008)
January 1, 2009	1	6,471	125,658	5,794	(2,401)	1,142	(65,781)	-	-	70,883
	2	(223,487)	(153,181)	(728)	(78,717)	(733)	(171,986)	(12)	(628,844)	(446,200)
	3	(443,847)	(414,332)	(7,075)	(155,033)	(2,608)	(281,599)	(23)	(1,304,517)	(929,857)

Definition		Exposures subject to variations of fixed interest rates and coupon rate	Exposures subject to the variation of the coupon rate of the price indices	Exposures subject to the variation of the coupon rate of foreign currencies	Exposures subject to the FX variation	Exposures subject to the variation of share prices	Exposures subject to the variation of the interest rate of securities traded on the international market	Exposures that do not match the previous definitions

(*) Values net of taxes.

 52       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analysis was prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1:    Based on the market information at December 31, 2010 (BM&FBovespa, Anbima, etc), stresses were applied of 1 base point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2010 the exchange rate Real/Dollar was R$ 1.68. For the scenario of interest, the 1 year fixed rate applied on the positions was 12.05% p.a.

Scenario 2:    Stresses of 25% were calculated based on the markets at December 31, 2010. For example: in the scenario applied on the positions at December 31, 2010 the exchange rate Real/Dollar was R$ 2.08. For the scenario of interest, the 1 year fixed rate applied on the positions was 15.05% p.a. The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3:    Stresses of 50% were calculated based on the markets at December 31, 2010. For example: in the scenario applied on the positions at December 31, 2010 the exchange rate Real/Dollar was R$ 2.49. For the scenario of interest, the 1 year fixed rate applied on the positions was 18.06% p.a. The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

3.3.  Liquidity risk

Liquidity risk relates to the possibility of having insufficient financial resources for the Organization to honor its commitments as a result of the mismatches between payments and receipts, considering the different currencies and terms of settlement of the rights and obligations.

The understanding and monitoring of this risk are crucial, especially so that the Organization may settle the operations on a timely and secure basis.

Management Process of the Liquidity Risk

The Organization has a Market and Liquidity Risk Management Policy approved by the Board of Directors, the main objective, of which, among other things, is to define rules, criteria and procedures that guarantee to the Organization the establishment of a Minimum Liquidity Reserve, as well as the existence of strategy and action plans for situations of liquidity crisis.

In the approved criteria and procedures, define the minimum liquidity reserve to be maintained, on a daily basis, and the types of assets eligible for the composition of the available resources. In addition, the instruments for the liquidity management in the normal scenario and in a crisis scenario have already been established, and also the strategies of operation that should be followed in each case. The Treasury Department is responsible for the liquidity management of the Organization.

Control and Monitoring

The control and monitoring of the positions is carried out independently of the management area. In the process of liquidity risk management, the back office area is responsible for supplying the information necessary for the management and monitoring of compliance with the limits established. Then the risk area is responsible for measuring the minimum level of liquidity, policy review, rules, criteria and procedures, and carrying out studies for new recommendations.

Bradesco 53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Communication and Reporting

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to the Executive Board. Various instruments of analysis are used in of this process, to monitor the liquidity, such as:

•       daily distribution of the instruments of liquidity control;

•       automatic updates during the day of liquidity reports to assist in proper management by the Treasury Department;

•       development of reports of past transactions and, also, future simulations based on scenarios;

•       daily verification of compliance with the minimum level of liquidity; and

•       weekly reports for the Executive Board about the behavior of liquidity and expectations for the future.

Additionally, the Treasury Department should present the liquidity control, positions with the mismatching of terms and currencies, to the Executive Treasury Committee, which normally meets on Fridays.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the balance sheet date. The values disclosed in this table represent the undiscounted contractual cash flows, where the liquidity risk is managed based on the expected future undiscounted cash receipts.

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	79,893,283	22,167,005	17,767,726	61,786,474	3,949,497	185,563,985
Deposits from customers	96,730,265	7,965,495	22,944,966	84,070,960	3,448,361	215,160,047
Funds from securities issued	412,490	2,809,519	2,675,378	14,502,560	746,992	21,146,939
Subordinated debt	1,310,433	4,551,519	2,812,677	20,394,160	4,531,746	33,600,535

Total liabilities	178,346,471	37,493,538	46,200,747	180,754,154	12,676,596	455,471,506

	R$ thousand
	December 31, 2009
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	56,231,162	10,343,081	16,972,989	46,917,744	5,325,715	135,790,691
Deposits from customers	82,743,759	9,742,243	13,546,178	94,301,742	3,557,522	203,891,444
Funds from securities issued	509,666	985,167	2,566,477	4,261,800	723,476	9,046,586
Subordinated debt	106,027	839,910	202,851	28,061,843	5,148,531	34,359,162

Total liabilities	139,590,614	21,910,401	33,288,495	173,543,129	14,755,244	383,087,883

54       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	January 1, 2009
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	34,683,114	11,395,148	14,299,665	51,903,568	5,517,815	117,799,310
Deposits from customers	72,293,120	9,201,563	11,537,530	92,051,075	2,744,934	187,828,222
Funds from securities issued	193,892	670,895	1,969,738	5,723,453	1,641,096	10,199,074
Subordinated debts	186,614	290,743	345,538	26,544,058	3,489,432	30,856,385

Total liabilities	107,356,740	21,558,349	28,152,471	176,222,154	13,393,277	346,682,991

The assets available to meet all the obligations and cover the outstanding commitments include cash, securities, loans and advances, Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted cash flows referring to financial liabilities of the Organization and unrecognized loan commitments based on the first contractual maturity. The cash flows that the Organization estimates for these instruments may vary significantly from expectations. For example, it is expected that demand deposits of customers maintain a stable or increasing balance, and it is not expected that the unrecognized loan commitments are withdrawn immediately.

The gross cash inflows/(cash outflows) presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability or commitment.

In the Organization, liquidity risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; e

•       Interest rate derivatives – interest rate swaps, future rates contracts, interest rate options, other interest rate contracts, contracts of interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the financial liabilities in derivatives that will be settled at net value, grouped based on the period remaining from the balance sheet date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

Bradesco 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	109,061	27,301	14,074	112,344	59,849	322,629
Non-deliverable forwards	165,801	142,122	69,366	12,901	-	390,190
Purchased	62,427	139,362	68,443	12,901	-	283,133
Sold	103,374	2,760	923	-	-	107,057
Premiums of options	17,008	40,867	32,902	13,422	-	104,199
Total of derivative liabilities	291,870	210,290	116,342	138,667	59,849	817,018

	R$ thousand
	December 31, 2009
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	112,022	12,734	120,722	62,145	29,928	337,551
Non-deliverable forwards	25,136	23,498	38,723	43,814	-	131,171
Purchased	25,081	14,957	38,063	40,712	-	118,813
Sold	55	8,541	660	3,102	-	12,358
Premiums of options	31,157	44,042	7,081	31,689	-	113,969
Total of derivative liabilities	168,315	80,274	166,526	137,648	29,928	582,691

	R$ thousand
	January 1, 2009
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	853,563	154,487	93,287	411,448	23,521	1,536,306
Non-deliverable forwards	37,336	63,538	118,559	15,853	-	235,286
Purchased	12,847	4,655	153	-	-	17,655
Sold	24,489	58,883	118,406	15,853	-	217,631
Premiums of options	197,441	207,603	47,271	70,944	-	523,259
Total of derivative liabilities	1,088,340	425,628	259,117	498,245	23,521	2,294,851

56       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Balance Sheet by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

	R$ thousand
	December 31, 2010
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	80,960,127	-	-	-	-	-	80,960,127
Loans and advances to banks	31,868,601	19,292,803	1,091,075	2,846,678	9,616,255	-	64,715,412
Loans and advances to customers	35,561,963	57,240,269	34,974,046	80,760,879	1,743,025	-	210,280,182
Financial assets held for trading	24,030,743	6,461,883	8,457,770	26,001,597	6,698,174	3,584,024	75,234,191
Financial assets available for sale	2,004,181	392,587	12,773	2,829,059	29,976,417	4,964,127	40,179,144
Investments held to maturity	-	105,875	-	315,877	2,972,555	-	3,394,307
Assets pledged as collateral	6,222,456	25,443,405	2,153,143	40,979,487	4,902,121	-	79,700,612
Other financial assets (1)	18,657,314	-	-	-	-	-	18,657,314
Total financial assets	199,305,385	108,936,822	46,688,807	153,733,577	55,908,547	8,548,151	573,121,289

Liabilities
Deposits from banks	79,760,829	21,915,116	13,982,560	52,763,443	3,498,969	-	171,920,917
Deposits from customers	96,621,923	7,498,289	20,769,356	66,016,727	1,569,653	-	192,475,948
Financial liabilities held for trading	291,163	198,179	110,031	109,259	24,335	-	732,967
Funds from securities issued	209,155	2,483,953	2,273,497	12,245,244	597,916	-	17,809,765
Subordinated debt	1,122,186	4,460,861	2,417,064	15,014,877	3,299,958	-	26,314,946
Insurance technical provisions and pension plans (2)	60,032,455	2,101,400	1,284,674	20,074,517	-	-	83,493,046
Other financial liabilities (3)	26,140,152	-	-	-	-	-	26,140,152
Total financial liabilities	264,177,863	38,657,798	40,837,182	166,224,067	8,990,831	-	518,887,741

(1)   Include mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and technical provisions for insurance and private pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Include mainly credit card transactions, foreign exchange transactions, negociation and intermediation of securities and certificated savings plans.

Bradesco 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2009
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	24,850,091	-	-	-	-	-	24,850,091
Loans and advances to banks	51,592,901	21,524,865	2,341,196	2,605,199	4,657,682	-	82,721,843
Loans and advances to customers	30,831,844	50,445,203	27,846,883	61,605,239	3,511,181	-	174,240,350
Financial assets held for trading	5,325,858	4,929,990	7,875,293	28,510,230	4,374,749	3,464,414	54,480,534
Financial assets available for sale	765,385	310,139	485,043	11,740,143	26,561,290	4,184,416	44,046,416
Investments held to maturity	-	89,844	-	904,764	2,888,371	-	3,882,979
Assets pledged as collateral	49,075,069	2,020,345	503,224	4,475,041	3,998,974	-	60,072,653
Other financial assets (1)	17,057,454	-	-	-	-	-	17,057,454
Total financial assets	179,498,602	79,320,386	39,051,639	109,840,616	45,992,247	7,648,830	461,352,320

Liabilities
Deposits from banks	56,086,648	10,130,004	14,020,300	36,298,532	3,532,486	-	120,067,970
Deposits from customers	82,639,171	9,250,567	11,457,699	65,430,498	1,168,181	-	169,946,116
Financial liabilities held for trading	184,829	101,867	149,707	85,239	10,780	-	532,422
Funds from securities issued	403,238	897,707	2,075,871	4,000,929	305,053	-	7,682,798
Subordinated debt	79,980	172,026	68,454	19,590,615	2,670,542	522,360	23,103,977
Insurance technical provisions and pension plans (2)	52,834,518	1,285,192	394,865	18,082,322	-	-	72,596,897
Other financial liabilities (3)	23,806,222	-	-	-	-	-	23,806,222
Total financial liabilities	216,034,606	21,837,363	28,166,896	143,488,135	7,687,042	522,360	417,736,402

(1)   Include mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and technical provisions for insurance and private pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Include mainly credit card transactions, foreign exchange transactions, negociation and intermediation of securities and certificated savings plans.

58       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	January 1, 2009
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	22,472,035	-	-	-	-	-	22,472,035
Loans and advances to banks	44,154,633	5,716,640	3,575,165	3,763,592	4,605,127	-	61,815,157
Loans and advances to customers	31,619,812	47,564,520	27,973,680	57,092,325	3,259,853	-	167,510,190
Financial assets held for trading	7,350,412	5,950,237	9,065,159	40,054,209	3,277,704	2,584,252	68,281,973
Financial assets available for sale	75,466	975,700	626,671	3,940,606	21,150,999	3,321,920	30,091,362
Investments held to maturity	-	62,828	-	1,105,148	2,928,475	-	4,096,451
Assets pledged as collateral	31,646,737	208,054	902,848	2,845,824	521,155	-	36,124,618
Other financial assets (1)	35,049,946	-	-	-	-	-	35,049,946
Total financial assets	172,369,041	60,477,979	42,143,523	108,801,704	35,743,313	5,906,172	425,441,732

Liabilities
Deposits from banks	34,524,792	11,106,206	10,559,716	40,615,188	3,204,863	-	100,010,765
Deposits from customers	72,220,284	8,730,598	9,743,420	71,639,072	1,094,779	-	163,428,153
Financial liabilities held for trading	1,245,291	368,415	194,319	237,398	10,247	-	2,055,670
Funds from securities issued	156,356	608,522	1,634,144	5,724,487	742,157	-	8,865,666
Subordinated debt	98,238	188,083	128,048	16,829,800	1,736,553	705,940	19,686,662
Insurance technical provisions and pension plans (2)	42,678,470	1,518,170	792,983	17,578,060	-	-	62,567,683
Other financial liabilities (3)	33,845,611	-	-	-	-	-	33,845,611
Total financial liabilities	184,769,042	22,519,994	23,052,630	152,624,005	6,788,599	705,940	390,460,210

(1)   Include mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and technical provisions for insurance and private pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Include mainly credit card transactions, foreign exchange transactions, negociation and intermediation of securities and certificated savings plans.

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 7 for financial instruments measured in the balance sheet at fair value, which requires disclosure of fair value measurements according to the following fair value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

Bradesco 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value classified using the hierarchical levels:

R$ thousand

December 31, 2010

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	45,614,460	-	-	45,614,460
Corporate debt and marketable equity securities	4,960,263	-	16,048,172	21,008,435
Bank debt securities	2,905,845	-	1,878,557	4,784,402
Mutual funds	2,075,468	-	-	2,075,468
Foreing governments securities	71,004	-	-	71,004
Brazilian soverign bonds	29,714	-	-	29,714
Financial assets held for trading	55,656,754	-	17,926,729	73,583,483
Derivative financial instruments	-	1,650,207	501	1,650,708
Derivative financial instruments (liabilities)	-	(730,790)	(2,177)	(732,967)
Derivatives	-	919,417	(1,676)	917,741
Brazilian government securities	30,807,360	12,792	90,160	30,910,312
Corporate debt securities	1,571,050	-	2,603,962	4,175,012
Bank debt securities	33,537	-	82,733	116,270
Brazilian soverign bonds	13,423	-	-	13,423
Marketable equity securities	4,964,127	-	-	4,964,127
Financial assets available for sale	37,389,497	12,792	2,776,855	40,179,144
Total	93,046,251	932,209	20,701,908	114,680,368

R$ thousand

December 31, 2009

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	35,446,211	-	-	35,446,211
Corporate debt and marketable equity securities	5,643,548	-	3,123,002	8,766,550
Bank debt securities	3,042,499	-	1,969,030	5,011,529
Mutual funds	3,768,978	-	-	3,768,978
Foreing governments securities	82,021	-	-	82,021
Brazilian soverign bonds	35,278	-	-	35,278
Financial assets held for trading	48,018,535	-	5,092,032	53,110,567
Derivative financial instruments	-	1,334,131	35,836	1,369,967
Derivative financial instruments (liabilities)	-	(512,625)	(19,797)	(532,422)
Derivatives	-	821,506	16,039	837,545
Brazilian government securities	32,585,093	13,488	96,195	32,694,776
Corporate debt securities	2,718,649	-	1,644,154	4,362,803
Bank debt securities	1,131,005	-	72,061	1,203,066
Brazilian soverign bonds	1,471,611	-	-	1,471,611
Foreing governments securities	129,744	-	-	129,744
Marketable equity securities	4,184,416	-	-	4,184,416
Financial assets available for sale	42,220,518	13,488	1,812,410	44,046,416
Total	90,239,053	834,994	6,920,481	97,994,528

60       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

January 1, 2009

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	47,434,183	-	-	47,434,183
Corporate debt and marketable equity securities	4,076,595	14,203	4,956,937	9,047,735
Bank debt securities	149,096	24,643	4,446,134	4,619,873
Mutual funds	2,995,114	-	-	2,995,114
Foreing governments securities	84,158	1,671,424	-	1,755,582
Brazilian soverign bonds	43,072	-	-	43,072
Financial assets held for trading	54,782,218	1,710,270	9,403,071	65,895,559
Derivative financial instruments	13,018	2,296,578	76,818	2,386,414
Derivative financial instruments (liabilities)	-	(2,013,525)	(42,145)	(2,055,670)
Derivatives	13,018	283,053	34,673	330,744
Brazilian government securities	20,253,293	96,104	100,328	20,449,725
Corporate debt securities	2,615,491	40,613	1,448,593	4,104,697
Bank debt securities	353,819	29,030	55,330	438,179
Brazilian soverign bonds	1,776,829	-	-	1,776,829
Foreing governments securities	12	-	-	12
Marketable equity securities	3,321,920	-	-	3,321,920
Financial assets available for sale	28,321,364	165,747	1,604,251	30,091,362
Total	83,116,600	2,159,070	11,041,995	96,317,665

The fair values of assets and liabilities for trading and available-for-sale securities are primarily obtained in active markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets or liabilities and available-for-sale securities. Level 1 securities include highly-liquid equity securities, mutual funds, Brazilian government securities as well as certain foreign government securities. Level 2 includes corporate and bank debt securities for which market price quotes may not be readily available. The fair value of these instruments is estimated based on quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. We also use pricing models or discounted cash flow methodologies. Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances the securities are classified within Level 3 of the valuation hierarchy since the fair value is determined based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets as well as other factors which require significant management judgment or estimation.

Derivative Assets and Liabilities

Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However few classes of derivative contracts are listed on an exchange and, thus, the majority of the Organizations derivative positions is determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs are observable and can be obtained, mainly, from BM&FBovespa and the secondary market.

Bradesco 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined from mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2009, including realized and unrealized gains (losses) taken is the statements of income and other comprehensive income.

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on January 1, 2009	9,403,071	34,673	1,604,251	11,041,995
Included in the income statement	726,961	(30,406)	208,603	905,158
Acquisitions, issuances and sales	(4,143,843)	-	(2,405)	(4,146,248)
Transfer from/to Level 3	(894,157)	11,772	1,961	(880,424)
Balance on December 31, 2009	5,092,032	16,039	1,812,410	6,920,481
Included in the income statement	785,010	(3,621)	649,378	1,430,767
Acquisitions, issuances and sales	12,061,035	20,405	315,067	12,396,507
Transfer from Level 3	(11,348)	(34,499)	-	(45,847)
Balance on December 31, 2010	17,926,729	(1,676)	2,776,855	20,701,908

1) On December 31, 2010, the net derivatives included R$ 0.5 thousand of derivative assets and R$ 2.1 thousand of derivative liabilities (2009 – R$ 35 thousand and R$ 19 thousand, respectively).

In 2010 there was a transfer of securities between Level 3 and other levels. The transfer refers basically to securities issued by non-financial companies of R$ 11,348 thousand (2009 - R$ 894,157 thousand) and financial instruments of R$ 34,499 thousand, which in 2009 were based on the fair value obtained from internal pricing models. In 2010 the fair value of these financial instruments was calculated based on observable market data.

The table below shows the gains/ (losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the income statement for Level 3 assets and liabilities during the years ending on December 31, 2010 and 2009.

62       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2010
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	812,377	-	648,528	1,460,905
Net trading gains/(losses) realized and unrealized	(27,367)	(3,621)	850	(30,138)
Total	785,010	(3,621)	649,378	1,430,767

	R$ thousand
	2009
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	726,326	-	277,254	1,003,580
Net trading gains/(losses) realized and unrealized	635	(30,406)	(68,651)	(98,422)
Total	726,961	(30,406)	208,603	905,158

The tables below show the gains/ (losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled 2009 and 2010.

	R$ thousand
	2010
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(27,760)	(3,621)	(31,381)
Total	(27,760)	(3,621)	(31,381)

	R$ thousand
	2009
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(2,105)	(30,406)	(32,511)
Total	(2,105)	(30,406)	(32,511)

Financial instruments not measured at fair value

The table below summarizes the book values and the fair values of the financial assets and liabilities that were not presented in the balance sheet at their fair value.

Bradesco 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

				R$ thousand
	Book value			Fair value
	December 31,		January 1,	December 31,		January 1,
	2010	2009	2009	2010	2009	2009
Financial assets
Loans and receivables
Banks (1)	64,715,412	82,721,843	61,815,157	64,722,309	82,721,280	61,828,702
Customers (1)	210,280,182	174,240,350	167,510,190	210,334,115	174,741,322	167,557,055

Held to maturity	3,394,307	3,882,979	4,096,451	4,935,011	5,219,826	5,316,503

Financial liabilities
Deposits from banks	171,920,917	120,067,970	100,010,765	171,792,716	120,013,002	99,977,500
Deposits from customers	192,475,948	169,946,116	163,428,153	192,307,819	169,834,851	163,138,816
Funds from securities issued	17,809,765	7,682,798	8,865,666	17,881,598	7,675,721	8,864,192
Subordinated debt	26,314,946	23,103,977	19,686,662	27,404,267	23,959,878	20,027,131

 (1)   Amounts of loans and advances are presented net of the provision for impairment losses.

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating the Organization’s current origination rates for similar loans at each reporting date. For most floating-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on the discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of fair value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Held to maturity

Financial assets held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 24 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

64       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

The Capital management process supports the achievement of the Organization’s strategic objectives, taking into consideration the economic and commercial environment in which it operates. This process aims to ensure that the Organization will maintain a solid capital base to support the development of activities and cover the risks assumed, in addition to meeting the regulatory capital requirements.

Brazilian Central Bank requires financial institutions to permanently maintain capital (RA, Reference Equity) consistent with the risks of their activities, represented by the Required Reference Equity (PRE) PRE is calculated considering, at least, the sum of the following items:

Where:

Pepr = exposures weighed by the relevant risk weighting factor;

Pjur = the risk of operations subject to interest rate variations;

Pacs = the risk of operations subject to share price variations;

Pcom = the risk of operations subject to commodities prices variations;

Pcam = the risk of exposures to gold, foreign currency and operations subject to foreign exchange variation; and

Popr = amount related to operational risk.

In addition, the Organization is also required to maintain sufficient Reference Equity to face the risk of interest rates of operations not included in the trading portfolio (Banking Portfolio), which is calculated using the EVE (Economic Value Equity) methodology.

The Organization has a process to evaluate the adequacy of the reference equity, which is measures the capital needed to support all its business risks, both to financial or non-financial,  in order to achieve its strategic objectivies.

Bradesco 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Following a detail information related to the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Consolidation:

Calculation base – Basel Index (*)	R$ thousand
	Consolidated Financial Entities (1)			Total Consolidation (2)
	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009
Consolidation Base – Basel Index	48,042,850	41,753,751	34,256,544	48,042,850	41,753,751	34,256,544
Deduction of tax credits according to CMN Resolution nº 3,059/02	-	-	(143,180)	-	-	(143,180)
Deduction of deferred charges according to CMN Resolution nº 3,444/07	(206,257)	(320,790)	(248,382)	(296,018)	(353,589)	(381,036)
Deduction of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	1,677,537	1,328,495	2,347,339	1,677,537	1,328,495	2,347,339
Additional provision to the minimum required by CMN Resolution nº 2,682/99	-	3,001,912	1,618,940	-	3,002,675	1,620,570
Non-controlling shareholders/others	175,671	163,845	413,505	471,536	797,675	321,499
Tier I Reference Equity	49,689,801	45,927,213	38,244,766	49,895,905	46,529,007	38,021,736
Sum of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	(1,677,537)	(1,328,495)	(2,347,339)	(1,677,537)	(1,328,495)	(2,347,339)
Subordinated debt	8,050,760	10,950,907	11,893,438	8,050,760	10,950,907	11,893,438
Tier II Reference Equity	6,373,223	9,622,412	9,546,099	6,373,223	9,622,412	9,546,099
Total reference Equity (Tier I + Tier II)	56,063,024	55,549,625	47,790,865	56,269,128	56,151,419	47,567,835
Deduction of borrowing instruments according CMN Resolution nº 3,444/07	(94,657)	(85,904)	(53,792)	(123,100)	(223,821)	(304,779)
Reference Equity	55,968,367	55,463,721	47,737,073	56,146,028	55,927,598	47,263,056

(*)  Information from the BR GAAP Balance Sheet was considered in the preparation on this table.
(1)  Includes only financial companies;
(2)  Includes financial and non-financial companies.

In December 2010 the Organization announced the approval of an increase in its Capital Stock in the amount of R$1.5 billion through the issue of new registered, book-entry shares, with no par value. This capital increase seeks to strengthen investments in expansion and modernization of the Organization’s facilities and to reinforce the banks capitalization in the face of expectations for growth in the volume of credit operations over the coming years. This capital injection will allow the Organization to maintain current levels of liquidity and leverage - incorporating Reference Shareholders’ Equity in 2011 - while also allowing for flexibility in its strategic positioning in relation to market opportunities.

66       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity

We present below the capital allocation evolution for the Consolidated Financial Entities and the Total Consolidation as of December 31, 2010 and 2009 under a standard approach:

Credit Risk	R$ thousand
	Consolidated Financial Entities			Total Consolidation
	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009
Products
Credit Operations (Non-Retail)	12,357,764	9,708,705	9,443,472	12,348,045	9,687,706	9,051,807
Credit Operations (Retail)	6,522,679	4,811,831	3,956,547	6,540,540	4,792,126	4,343,328
Guarantees	4,577,154	4,013,628	3,691,028	4,585,894	4,020,750	3,698,284
Tax credits	1,782,273	1,701,750	1,322,342	2,081,851	1,972,691	1,676,465
Credit Commitments	2,230,414	1,830,718	1,589,697	2,260,994	1,846,310	1,605,336
Security Operations	4,115,148	3,597,984	2,553,875	5,921,920	5,242,356	4,119,480
Other assets	7,153,318	7,246,489	7,403,428	5,199,196	5,484,530	5,863,684
Total Allocation	38,738,750	32,911,105	29,960,389	38,938,440	33,046,469	30,358,384
Market Risk
Items
Interest rate	364,650	289,663	761,099	364,650	289,663	1,323,076
Fixed-rate in Real	50,294	122,625	125,986	50,294	122,625	126,080
Foreign Currency Coupon	62,607	20,084	81,102	62,607	20,084	81,237
Price Index Coupon	251,749	146,954	554,011	251,749	146,954	1,113,997
Interest Rate Coupon	-	-	-	-	-	1,762
Shares	14,217	37,496	6,376	14,217	37,496	342,987
Commodities	1,369	2,592	9,663	1,369	2,592	9,806
Total Allocation	380,236	329,751	777,138	380,236	329,751	1,675,869
Operational Risk
Lines of Business
Corporate Finances	54,737	32,083	4,887	54,737	32,083	4,887
Trading and Sales	363,722	199,244	90,555	363,722	199,244	90,555
Retail	400,144	264,493	53,387	400,144	264,493	53,387
Commercial	477,275	294,911	57,204	477,275	294,911	57,204
Payments and Settlements	282,090	220,249	51,173	282,090	220,249	51,173
Financial Agent Services	73,145	42,407	7,427	73,145	42,407	7,427
Management of Asset	92,654	71,899	17,748	92,654	71,899	17,748
Retail Brokerage	14,801	7,546	995	14,801	7,546	995
Corporate debt securities	-	-	-	815,562	-	-
Total Allocation	1,758,568	1,132,832	283,376	2,574,130	1,132,832	283,376
Major Amounts
Reference Equity	55,968,367	55,463,721	47,737,073	56,146,028	55,927,598	47,263,056
Required Reference Equity	40,877,555	34,373,689	31,020,903	41,892,806	34,509,052	32,317,629
Margin (Capital Surplus)	15,090,812	21,090,032	16,716,170	14,253,222	21,418,546	14,945,427
Basel Index	15.06%	17.75%	16.93%	14.74%	17.83%	16.09%

(1)   Estimated exposures in gold, foreign currency and assets and liabilities subject to foreign exchange variation was less than 5% of the Reference Equity. Thus, according to Brazilian Central Bank Circular Letter N° 3,389/08, the capital allocation is zero,
(2)   This refers to the Consolidated Financial Entities. As from the second half of 2010, the Total Consolidated Equity is included. According to Brazilian Central Bank Circular Letter nº 3,383, a multiplier of 0.50 was applied to the estimated Operational Risk value.

Bradesco 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization ended the 2010 fiscal year with Required Reference Shareholders’ Equity (PRE) of R$41.9 billion in the classification of "economic-financial consolidated," up R$7.4 billion (+21.4%) from December 2009.

The portion of capital allocated for credit risk was up R$5.9 billion on December 2009, mainly due to growth in loan operations. The portion of capital allocated to market risk - Trading Portfolio was up R$50 million due to requirements from the increase in exposure of operations to the Price Index Coupon. The portion of capital allocated to operating risk, which totaled R$2.6 billion, increased by R$1.4 billion (+127.2%), mainly due to an increase in the multiplier (“Z” factor from 0.8 to 1.0) and the incorporation of non-financial companies in the assessment of capital requirements.

Thus, at the end of the year of 2010, the margin (capital buffer) was R$14.3 billion, while the Capital Adequacy Ratio stood at 14.74%. The capital required to meet the interest rate risk of the Banking portfolio (Rban) totaled R$1.8 billion.

Follow-up of Basel Index and Margin (RA – RRA)

The Capital Adequacy Ratio for the “Economic-Financial Consolidated” ended the year at 14.74%, of which 13.10% fell under Tier I of Reference Shareholders’ Equity. The margin (capital buffer) stood at R$14.3 billion, providing the Organization with a fair amount of comfort in relation to leverage, enabling a R$151 billion increase in loan operations.

The subsidiaries of the Organization that the main activities are related to insurance and privante pension plan are in compliance with the sovency  requirements of Resolution nº 156 of December 26, 2006 and with the changes introduced by the Resolution nº 198 of December 16, 2008 both issued by the CNSP and with the Normative Resolution nº 14 of October 24, 2002 issued by ANS.

3.6.  Insurance risk

The management of insurance risks is a critical aspect of the business. For a substantial proportion of life insurance policies and private pension agreements, cash flow is directly and indirectly connected to the assets supporting these contracts.

The probability theory is used for the purposes of pricing and provisioning insurance operations. The main risk is that the frequency or severity levels of claims/benefits could be higher than the estimates. General insurance risk includes the likelihood of a significant loss due to uncertainty in the frequency of insured incidents as well as the severity of the resulting claims.

68       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Underwriting strategy

The underwriting strategy is aimed at diversifying the insurance operations in order to ensure the balance of the portfolio and is based on grouping risks with similar features to reduce the impact of isolated risks. This strategy is defined annually in a strategic plan that sets forth the classes of businesses, territories and market segments in which the Insurer and its subsidiaries and associated companies will operate. Based on the strategies defined, the Organization prepares its acceptance guidelines and the risk management processes for the insurance policies.

The risk acceptance guidelines include all the insurance areas and take into account historical experience and actuarial assumptions.

Reinsurance strategy

In order to reduce risks, the Organization has defined reinsurance guidelines, which are reviewed at least once a year. This definition includes: the risks to be reinsured, the list of reinsurers and the level of concentration.

The reinsurance contracts entered into contain proportional and non-proportional conditions, in order to reduce exposure to isolated risks, in addition to optional terms for certain circumstances.

Uncertainties in estimating future payments of claims

Claims are for payment Insurer as they are incurred. The Insurer should indemnify all covered events during the effective period of the policy, even if the loss is discovered after the end of that period. As a result, claims are reported over a long period, and a substantial part of these claims is related to the Provision for Claims Incurred but Not Reported (IBNR). Many variables impact the value and amount to be paid under these contracts.

The estimated cost of claims includes direct expenses to be incurred in the settlement of claims. The Insurer adopts various procedures to ensure that the information related to its claim exposure is adequate. However, taking into account the uncertainties inherent to the process of estimating claim provisions, it is likely that the final settlement will be different from the liability initially expected. These provisions include the IBNR and the Provision for Unsettled Claims.

Risk management by business segment

The monitoring of the insurance policy portfolio enables the Organization to supervise and adjust the fees charged as well as to evaluate any need for changes. In addition, other monitoring tools are used, such as: (i) sensitivity analysis; (ii) verification of algorithms and alerts of the corporate systems (related to underwriting, issuance and claims); and (iii) management of assets and liabilities. Moreover, the LAT (Liability Adequacy Test) is carried out to verify the adequacy of the amount recorded as technical provisions, taking into account the current situation of the business.

Property insurance

Property insurance risk results from:

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

Bradesco 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

The nature of the insurance underwritten generally is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarired as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles;

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Insurance monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and technical provisions for insurance and reinsurance. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

Life insurance and private pension plans

Life insurance and private pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated to life insurance and private pension plans include:

•       Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•       Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•       Group life insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

70       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life insurance and private pension plan risk management

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Insurer and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as obtaining the capital that the businesses may require. Management uses reinsurance strategies to reduce longevity risks whenever possible and desirable;

•       Mortality and morbidity risks are mitigated through the assignment of reinsurance for catastrophic events and excess responsibility;

•       Persistence risks are managed through frequent monitoring of the experience when compared to market information. Management also defines rules on the management of persistence to monitor and implement specific initiatives to improve the renewal of policies that expire; and

•       The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•       Variations in cause, frequency and severity of claims in relation to expectations;

•       Unforeseen claims resulting from isolated risk;

•       Incorrect pricing or inadequate subscription of risks; and

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flow (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest rate risk that is managed as a part of market risk.

Management of health insurance risk

•       The insurance group monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical department.

•       The Technical Department prepares mechanisms that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the insurance group operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. It also bases the calculation of its provisions on a continuous improvement of future population longevity, in order to anticipate and thus cover the possible impacts of greater life expectancy among the insured/assisted population;

•       Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary;

Bradesco 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•       Interest rate risk is monitored as a part of market risk.

4)     Estimates  and judgments

The Organization makes estimates and assumptions that affect the report amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually valued and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below.

Fair value of financial instruments

Financial instruments reported at fair value in our financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale.The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. We input less of our own judgment in arriving at fair market value measurements for instruments classified as levels 1 and 2, where inputs are principally based on observable market data. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

For a detailed discussion of the determination of fair value of financial instruments, see Note 3.

Net gains/(losses) on financial instruments classified as held for trading, which represent the net amount earned from our trading positions, can be volatile and are largely driven by general market conditions and customer demand. Net trading gains (losses) are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios. At a portfolio and corporate level, we use trading limits, stress testing and tools such as "VaR" modeling to estimate a potential daily loss not to be exceeded with a specified confidence level to measure and manage market risk. As of December 31, 2010, the amount of our "VaR" was R$23 million based on a 99% confidence level.

72       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of financial assets available for sale

We determine that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Organization evaluates among other factors, the volatility in share price.

Had all the declines in fair value below cost been considered significant or prolonged, the Organization would have recognized an impairment loss of R$ 715 million in its 2010 financial.

Allowance for impairment on loans and advances

We periodically adjust our allowance for impairment on loans and advances based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loans and advances at the end of each period.

The determination of the amount of the allowance for impairment, by its nature, requests to make judgments and assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General Brazilian economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration

The Organization uses models to assist analyzis on loan portfolio and in determining what impairment should be made. It’s applied statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by their nature, dependent on judgment on the informations and estimates. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs. For a sensitity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessement an increase in 10% of the PD in December 31, 2010 would have increased the allowance for impairment in R$ 311 millions. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining allowance for loan losses.

The process of determining the level of allowances for impairment requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Bradesco 73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent cash generating units and the allocation of goodwill to these units. The carrying value of the unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of a unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect Organization’s view of future performance. A sensitive analyses of impairment test of goodwill, together with key assumptions underlying the impairment testing, is included in Note 30.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of deferred tax benefits and income tax payable. Our assessment of the possibility that a deferred tax benefit could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax benefits is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will come due at some point in the future, to or on behalf of our policyholders. Future policy benefits and claims include reserves for traditional individual and group life insurance, health insurance and accident insurance, among others. These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once the assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium insufficiency provisions. Premium insufficiency provisions may also be established for short duration contracts to provide for expected future losses. Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims. We recognize claims costs in the period the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of liability using actuarial methods based on historical claim payments to determine our estimate of claim liabilities. The methods of determining these estimates and establishing the reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information, see Note 36.

74       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Business segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and certificated savings plans through the subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segmentss was prepared based on reports provided to own key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial and non-financial information measured on different bases.

The main assumptions for segment of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and certificated saving plans are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and certificated saving plans segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Bradesco 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by business segments, reviewed by the Organization and corresponding to the years ended December 31, 2010 and 2009, is shown below:

	R$ thousand
	2010
	Banking	Insurance, pension and certificated saving plans	Other operations, adjustments and eliminations	Total

Net interest income	28,223,501	2,823,860	1,723,930	32,771,291
Net fee and commission income	10,450,714	975,142	(2,031,318)	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	906,333	(1,068)	1,307,468	2,212,733
Net gains/(losses)on financial instruments classified as available for sale	97,652	418,846	237,918	754,416
Net gains/(losses) of foreign exchange operations	336,578	-	(1,019,539)	(682,961)
Income from insurance and pension plans	-	2,554,366	23,364	2,577,730
Impairment of loans and advances	(6,354,670)	-	598,545	(5,756,125)
Personnel expenses	(7,944,012)	(762,840)	(87,165)	(8,794,017)
Other administrative expenses	(9,018,558)	(1,046,476)	303,589	(9,761,445)
Depreciation and amortization	(1,539,117)	(1,418)	(425,898)	(1,966,433)
Other operating income/(expenses)	(6,111,529)	(354,148)	463,014	(6,002,663)
Operating profit	9,046,892	4,606,264	1,093,908	14,747,064
Equity in the earnings of associates	323,983	148,448	104,622	577,053
Income before income taxes	9,370,875	4,754,712	1,198,530	15,324,117
Income and social contribution taxes	(2,416,284)	(1,771,955)	(1,083,685)	(5,271,924)
Net income for the year	6,954,591	2,982,757	114,845	10,052,193
Attributable to controlling shareholders	6,943,764	2,912,981	82,830	9,939,575
Attributable to non-controlling shareholders	10,827	69,776	32,015	112,618
Total assets	548,664,554	105,026,136	(50,736,666)	602,954,024
Investments in associated companies	431,894	1,866,306	-	2,298,200

 76       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2009
	Banking	Insurance, pension and certificated saving plans	Other operations, adjustments and eliminations	Total

Net interest income	23,991,700	2,301,290	897,522	27,190,512
Net fee and commission income	8,889,004	860,557	(1,902,179)	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	2,701,659	(3,596)	3,285,718	5,983,781
Net gains/(losses)on financial instruments classified as available for sale	74,855	618,633	63,767	757,255
Net gains/(losses) of foreign exchange operations	1,339,043	-	(2,236,681)	(897,638)
Income from insurance and pension plans	-	1,789,420	(11,404)	1,778,016
Impairment of loans and advances	(11,236,020)	-	426,409	(10,809,611)
Personnel expenses	(6,859,518)	(531,576)	56,930	(7,334,164)
Other administrative expenses	(7,649,126)	(764,944)	276,012	(8,138,058)
Depreciation and amortization	(1,270,438)	(49,176)	(196,915)	(1,516,529)
Other operating income/(expenses)	(2,933,704)	(229,714)	138,778	(3,024,640)
Operating profit	7,047,455	3,990,894	797,957	11,836,306
Equity in the earnings of associates	513,752	214,440	675	728,867
Income before income taxes	7,561,207	4,205,334	798,632	12,565,173
Income and social contribution taxes	(2,319,811)	(1,462,609)	(481,910)	(4,264,330)
Net income for the year	5,241,396	2,742,725	316,722	8,300,843
Attributable to controlling shareholders	5,243,804	2,716,291	322,912	8,283,007
Attributable to non-controlling shareholders	(2,408)	26,434	(6,190)	17,836
Total assets	430,753,007	92,096,511	(33,165,567)	489,683,951
Investments in associated companies	575,368	855,789	-	1,431,157

Our operations are mainly conducted in Brazil. Additionally, as of December 31, 2010, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco Securities, Inc. (New York) Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Trade Services Limited (Hong Kong) and Ibi Service, Sociedad de Responsabilidad Limitada (Mexico).

The accounting practices in the operating segments are the same as those described in the significant accounting policies summary.

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in 2010 and 2009.

All transactions between operating segments are conducted on an arm's lenght basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business segment performance.

Bradesco 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	2010	2009
Interest and similar income
Loans and advances to financial institutions	6,936,475	7,473,115
Loans and advances to customers:
- Loan operations	35,552,902	30,556,168
- Leasing operations	2,212,121	3,444,554
Financial assets:
- For trading	10,187,811	7,889,792
- Available for sale	5,786,288	3,883,877
- Held to maturity	191,572	438,812
Compulsory deposits with the Central Bank	2,869,307	1,443,573
Other financial interest income	35,707	35,338
Total	63,772,183	55,165,229

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(38,521)	(63,381)
- Funding on the open market	(11,059,104)	(7,570,414)
Deposits from customers:
- Savings accounts	(2,964,110)	(2,449,921)
- Time deposits	(8,329,374)	(8,962,897)
Funds from securities issuances	(503,694)	(2,063,836)
Subordinated debt	(2,022,578)	(1,735,641)
Technical insurance, pension and certificated savings plans provisions	(6,083,511)	(5,128,627)
Total	(31,000,892)	(27,974,717)
Net interest income	32,771,291	27,190,512

 78       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	2010	2009
Fee and commission income
Credit cards	2,865,529	2,080,367
Current accounts	2,360,606	2,180,735
Collections	1,081,498	997,321
Fund management	765,059	679,892
Guarantees	566,274	462,297
Custody and brokerage services	449,453	412,653
Consortium management	433,234	351,178
Collection of taxes and utility bills and similar	286,706	256,002
Interbank fee	23,265	9,623
Other	589,861	436,533
Total	9,421,485	7,866,601

Fee and commission expenses
Financial System Services	(26,947)	(19,219)
Total	(26,947)	(19,219)

Net fee and commission income	9,394,538	7,847,382

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	2010	2009
Derivative financial instruments	2,057,723	4,891,424
Fixed income securities	163,215	1,203,970
Variable income securities	(8,205)	(111,613)
Total	2,212,733	5,983,781

9)     Net gains/(losses) on financial on financial instruments classified as available for sale

	R$ thousand
	2010	2009
Variable income securities	345,981	406,523
Fixed income securities	299,235	142,515
Dividends received	109,200	208,217
Total	754,416	757,255

Bradesco 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

10)  Net gains/(losses) of foreign exchange operations

Net gains and losses of foreign exchange operations basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

11)  Income from insurance and pension plans

	R$ thousand
	2010	2009
Premiums written	26,136,471	22,727,880
Supplemental pension plan contributions	2,541,130	2,182,999
Coinsurance premiums ceded	(127,307)	(298,404)
Premiums returned	(362,060)	(270,600)
Net premiums	28,188,234	24,341,875
Reinsurance premiums	(194,118)	(223,325)
Premiums retained from insurance and pension plans	27,994,116	24,118,550

Changes in the provision for insurance	(12,248,846)	(10,742,062)
Changes in the provision for private pension plans	(2,023,396)	(2,038,483)
Changes in the technical provisions for insurance and pension plans	(14,272,242)	(12,780,545)

Reported indemnities	(9,619,861)	(8,562,158)
Claims expenses	(260,188)	(278,356)
Recovery of ceded coinsurance	216,253	355,568
Recovery of reinsurance	114,821	190,848
Salvage recoveries	175,992	127,587
Changes in the IBNR provision	(204,446)	(162,643)
Retained claims	(9,577,429)	(8,329,154)

Commissions on premiums	(1,193,571)	(946,744)
Recovery of commissions	37,225	42,794
Fees	(321,346)	(227,674)
Brokerage expenses – private pension plans	(161,827)	(148,427)
Changes in deferred commissions	72,804	49,216
Selling expenses for insurance and pension plans	(1,566,715)	(1,230,835)

Income from insurance and pension plans	2,577,730	1,778,016

 80       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

12)  Impairment of loans and advances

	R$ thousand
	2010	2009
Loans and advances:
Impairment charge	(9,569,655)	(12,703,798)
Recovery of credits already written off against losses	2,676,883	1,694,877
Reversal of impairment	1,136,647	199,310
Total	(5,756,125)	(10,809,611)

13)  Personnel expenses

	R$ thousand
	2010	2009
Salaries	(4,054,876)	(3,542,701)
Benefits	(1,786,066)	(1,454,659)
Social charges	(1,547,423)	(1,278,039)
Employee profit sharing	(796,172)	(626,918)
Provision for labor disputes	(507,714)	(351,458)
Training	(101,766)	(80,389)
Total	(8,794,017)	(7,334,164)

14)  Other administrative expenses

	R$ thousand
	2010	2009
Third party services	(3,146,756)	(2,496,549)
Communications	(1,372,520)	(1,174,384)
Advertising, promotions and public relations	(761,096)	(561,205)
Data processing	(709,840)	(613,278)
Transportation	(629,144)	(528,143)
Rent	(567,334)	(543,440)
Maintenance and conservation of assets	(423,443)	(376,309)
Financial System	(398,298)	(290,680)
Materials	(290,282)	(219,997)
Security and surveillance	(272,423)	(247,840)
Water, electricity and gas	(206,990)	(195,855)
Travel	(121,845)	(73,866)
Other	(861,474)	(816,512)
Total	(9,761,445)	(8,138,058)

Bradesco 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

15)  Depreciation and amortization

	R$ thousand
	2010	2009
Amortization expenses	(1,010,341)	(691,630)
Depreciation expenses	(956,092)	(824,899)
Total	(1,966,433)	(1,516,529)

16)  Other operating income/(expenses)

	R$ thousand
	2010	2009
Tax expenses	(3,014,917)	(2,535,238)
Expenses of contingent liabilities	(788,829)	(1,290,401)
Changes in monetary liabilities	(503,353)	(527,838)
Income from sales of non-current assets, non-consolidated investments, and tangible assets, net (1)	(304,743)	2,080,016
Other	(1,390,821)	(751,179)
Total	(6,002,663)	(3,024,640)

(1) Mainly related income to the partial disposal of Cielo S.A.

17)  Income and social contribution taxes

a)      Calculation of income and social contribution tax charges

	R$ thousand
	2010	2009
Income before income tax and social contribution	15,324,117	12,565,173
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(6,129,647)	(5,026,069)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	230,821	291,547
Foreign exchange variations	(364,763)	(1,006,971)
Non-deductible expenses net of non-taxable income	(292,652)	21,865
Interest on equity (paid and payable)	985,815	853,306
Effect of social contribution rate differences (1)	130,948	265,623
Other	167,554	336,369
Income tax and social contribution for the year	(5,271,924)	(4,264,330)
Effective rate	34.40%	33.94%

(1) Relates to the differential of rate of social contribution between financial entities (15%) and non financial subisidiaries (9%). See Note 2(w).

 82       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the income statement

	R$ thousand
	2010	2009
Current taxes:
Income tax and social contribution due	(6,052,588)	(6,531,613)
Deferred taxes:
Addition/realization on temporary differences	1,034,023	2,550,903
Use of initial balances from:
Negative Social contribution losses	(72,954)	(165,318)
Income tax loss	(301,294)	(338,405)
Addition on:
Social contribution losses	62,034	29,746
Income tax loss	58,855	190,357
Total deferred taxes	780,664	2,267,283
Income tax and social contribution tax	(5,271,924)	(4,264,330)

c)      Deferred income tax and social contribution assets

	R$ thousand
	Balance on December 31, 2009	Balances acquired	Additions	Realization	Balance on December 31, 2010
Impairment of loan and advances	8,015,960	-	3,415,130	2,923,316	8,507,774
Provision for contingencies	3,496,272	-	1,366,899	437,308	4,425,863
Adjustment to market value of securities	137,424	-	47,630	24,083	160,971
Other	3,571,611	-	478,273	889,202	3,160,682
Total tax assets on temporary differences	15,221,267	-	5,307,932	4,273,909	16,255,290
Income tax and social contribution losses in Brazil and abroad	1,001,520	-	94,476	374,248	721,748
Subtotal	16,222,787	-	5,402,408	4,648,157	16,977,038
Special social contribution asset	270,123	-	26,413	138,723	157,813
Total tax assets (1)	16,492,910	-	5,428,821	4,786,880	17,134,851
Deferred taxes liabilities (1)	5,118,417	-	1,644,277	381,091	6,381,603
Net deferred taxes	11,374,493	-	3,784,544	4,405,789	10,753,248

Bradesco 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on January 1, 2009	Acquired balances	Additions	Realization	Balance on December 31, 2009
Allowance for loan losses	6,416,871	108,802	4,636,262	3,145,975	8,015,960
Provision for contingencies	2,999,650	97,030	1,196,780	797,188	3,496,272
Adjustment to market value of securities held for trading	175,677	813	27,480	66,546	137,424
Other	2,828,970	42,551	1,121,476	421,386	3,571,611
Total tax assets on temporary differences	12,421,168	249,196	6,981,998	4,431,095	15,221,267
Income tax and social contribution losses in Brazil and abroad	1,274,978	10,162	220,103	503,723	1,001,520
Subtotal	13,696,146	259,358	7,202,101	4,934,818	16,222,787
Special social contribution asset	414,238	-	-	144,115	270,123
Total tax assets (1)	14,110,384	259,358	7,202,101	5,078,933	16,492,910
Deferred taxes liabilities (1)	2,392,674	162	3,377,978	652,397	5,118,417
Net deferred taxes	11,717,710	259,196	3,824,123	4,426,536	11,374,493

(1) Deferred tax assets a deferred tax liabilities are presented on offset amounts in the balance sheet when related to income taxes levied by the same authority and are related to the same taxable entity.

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2011	3,103,864	1,724,304	223,290	38,961	5,090,419
2012	3,029,627	1,701,351	156,401	106,932	4,994,311
2013	3,008,993	1,682,746	47,956	28,798	4,768,493
2014	696,536	442,154	40,185	27,937	1,206,812
2015	619,127	404,401	25,166	26,122	1,074,816
Total	10,458,147	5,954,956	492,998	228,750	17,134,851

e)      Deferred tax liabilities

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Supervenience of depreciation	3,925,102	2,996,545	1,324,688
Adjustment to market values of derivative financial instruments	1,719,242	1,505,749	329,577
Others	737,259	616,123	738,409
Total	6,381,603	5,118,417	2,392,674

 84       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax recognized directly in equity

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Financial assets available for sale	(1,388,390)	(994,194)	164,242
Total	(1,388,390)	(994,194)	164,242

18)  Earnings per share

Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, respectively, as shown in the calculations below:

	2010	2009 (1)
Net earnings attributable to the Organization’s shareholders	9,939,575	8,283,007
Weighted average number of common shares outstanding(thousands)	1,880,830	1,856,653
Weighted average number of preferred shares outstanding(thousands)	1,881,367	1,856,686
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.52	2.12
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.77	2.34

(1)   On June 10, 2010, the General Extraordinary Meeting approved a stock dividend to increase, without onus, the equity position of shareholders, of 1 share for every 10 shares held of the same class. Accordingly, all numbers of shares outstanding in previous years were adjusted to reflect the increment of shares in the proportion of 1 share for every 10 shares held.

Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances in banks

a) Balances

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Cash in local currency	13,941,186	5,488,005	5,800,355
Cash in foreign currency	1,821,837	1,438,392	3,470,936
Investments in gold	86	65	67
Compulsory deposits in the Brazilian Central Bank (1)	65,197,018	17,923,629	13,200,677
Total	80,960,127	24,850,091	22,472,035

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

Bradesco 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Cash and cash equivalents

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Cash in local currency	13,941,186	5,488,005	5,800,355
Cash in foreign currency	1,821,837	1,438,392	3,470,936
Investments in gold	86	65	67
Short-term interbank investments (1)	20,502,502	82,432,690	55,936,263
Total	36,265,611	89,359,152	65,207,621

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

20)  Loans and advances to banks

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Repurchase agreements (1)	37,182,878	57,590,857	32,660,020
Loans to financial institutions	27,583,762	25,174,799	29,201,598
Impairment of loans and advances to financial institutions	(51,228)	(43,813)	(46,461)
Total	64,715,412	82,721,843	61,815,157

(1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledged the guarantee at a fair value of R$13,043,713 thousand (December 31, 2009 – R$7,968,395 thousand and January 1, 2009 – R$5,722,722 thousand).

21)  Loans and advances to customers

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Working capital	39,996,835	30,031,028	27,676,124
Onlending BNDES/FINAME	29,554,340	18,240,421	16,242,042
Vehicles - CDC	25,193,370	19,689,134	20,567,789
Personal credit	20,368,434	16,148,266	12,058,422
Credit card	18,474,095	14,676,565	10,323,407
Financing and export	16,659,872	16,786,285	20,996,155
Leasing	16,365,943	21,468,019	20,537,862
Housing loans	10,186,535	6,942,703	5,388,099
Rural loans	10,179,753	9,136,566	7,848,764
Guaranteed account	9,042,191	8,864,265	9,718,446
Import	3,834,498	3,483,516	3,411,280
Overdraft facilities	3,207,207	2,747,461	2,413,286
Receivable insurance premiums	2,048,186	2,357,544	1,431,986
Others	20,524,659	18,593,722	19,188,742
Total portfolio	225,635,918	189,165,495	177,802,404
Impairment of loans and advances to customers	(15,355,736)	(14,925,145)	(10,292,214)
Net loans and advances to customers	210,280,182	174,240,350	167,510,190

 86       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 Changes in the impairment provision of loans and advances to customers

	R$ thousand
	2010	2009
At the beginning of the year	14,925,145	10,292,214
Impairment of loans and advances to customers	5,756,125	10,809,611
Write offs	(5,325,534)	(6,176,680)
At the end of the year	15,355,736	14,925,145

Financial lease receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Gross investments in financial leases receivable:
Up to one year	7,734,127	8,765,092	7,224,862
From one to five years	8,589,935	12,664,559	13,235,066
Over five years	41,881	38,368	77,934
Impairment on financial leases	(1,439,611)	(2,119,474)	(1,256,452)
Net investment	14,926,332	19,348,545	19,281,410

Net investments in financial leases:
Up to one year	7,015,716	7,818,981	6,730,389
From one to five years	7,870,113	11,494,340	12,476,172
Over five years	40,503	35,224	74,849
Total	14,926,332	19,348,545	19,281,410

22)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Securities
Brazilian government securities	45,614,460	35,446,211	47,434,183
Corporate debt and marketable equity securities	21,008,435	8,766,550	9,047,735
Bank debt securities	4,784,402	5,011,529	4,619,873
Mutual funds	2,075,468	3,768,978	2,995,114
Foreign governments securities	71,004	82,021	1,755,582
Brazilian sovereign bonds	29,714	35,278	43,072

Derivative financial instruments	1,650,708	1,369,967	2,386,414

Total	75,234,191	54,480,534	68,281,973

Bradesco 87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Maturity

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Maturity in up to one year	38,950,396	18,131,141	22,365,808
Maturity in one to five years	26,001,597	28,510,230	40,054,209
Maturity in five to 10 years	5,840,270	4,286,137	3,227,991
Maturity in over 10 years	857,904	88,612	49,713
No stated maturity	3,584,024	3,464,414	2,584,252
Total	75,234,191	54,480,534	68,281,973

Securities held for trading above do not include those granted as guarantees, totaling R$14,482,843 thousand (December 31, 2009 – R$5,845,902 thousand and January 1, 2009 – R$3,604,632 thousand), see Note 25 “Assets pledged as collateral”.

The Organization maintained a total of R$1,319,142 thousand (December 31, 2009 – R$3,188,878 thousand and January 1, 2009 R$2,041,810 thousand) pledged as a guarantee of liabilities.

Unrealized net gains included in securities for trading were R$ 56,386 thousand (2009 – R$ 154,509 thousand). The net change in unrealized gains on securities for trading during the year totaled R$ (98,123) thousand.

b) Financial liabilities held for trading

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Derivative financial instruments	732,967	532,422	2,055,670
Total	732,967	532,422	2,055,670

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBOVESPA).

(i)    Swap

Currency and interest rate swaps are agreements to exchange a set of cash flows for another and result in an economic exchange of currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. currency and interest rate swaps). There is no exchange of the principal except in certain currency swaps. The Organization’s currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 88       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(ii)   Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on put options and only for the book value, which is the fair market value.

(iii)  Currency and interest rate futures

Currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the futures contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

Bradesco 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts			Fair value
	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009
Futures contracts
• Interest rates
Purchases	9,355,170	29,277,800	39,348,618	3,767	856	239
Sales	164,936,123	69,913,903	16,814,303	(3,247)	(908)	(6,117)
• In foreign currency
Purchases	2,827,998	3,507,063	4,307,675	-	103	3.917
Sales	17,847,361	16,089,089	17,904,684	(2)	(209)	(7,150)
• Other
Purchases	-	129,239	27,669	-	-	-
Sales	-	100,862	9,681	-	-	-
Options contracts
• Interest rates
Purchases	85,097,591	9,825,101	2,949,500	35,140	2,660	39,378
Sales	85,889,076	19,665,160	4,215,900	(42,135)	(2,288)	(52,287)
• In foreign currency
Purchases	109,069	2,042,631	2,341,035	500	62,071	390,597
Sales	232,973	2,258,590	2,497,209	(2,180)	(21,174)	(283,430)
• Other
Purchases	675,229	776,757	948,956	23,858	40,787	13,726
Sales	659,037	2,498,800	2,320,495	(59,902)	(91,374)	(345,217)
Forward contracts
• Interest rates
Purchases	20,030	-	-	21,044	-	-
Sales	20,030	-	-	(21,044)	-	-
• In foreign currency
Purchases	5,091,958	2,804,582	9,811,062	192,877	216,931	600,914
Sales	6,046,744	4,713,011	2,437,461	(273,476)	(127,604)	(221,736)
• Other
Purchases	33,295	19,015	-	18,390	-	-
Sales	98,838	-	-	(84,262)	-	-
Swap contracts
• Asset position
Interest rate swaps	5,940,693	9,536,423	8,546,396	61,881	1,006,523	277,831
Currency swaps	11,102,853	5,857,812	12,933,946	1,293,251	40,036	1,059,812
• Liability position
Interest rate swaps	8,932,650	5,892,245	8,023,095	(108,211)	(170,152)	(319,547)
Currency swaps	7,002,482	8,744,116	13,273,100	(138,508)	(118,713)	(820,186)

90       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Swaps are contracts of interest rates, currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

The Organization has the following hedging operations which, however, as mentioned with Note 2e iii, do not qualify for hedge accounting in accordance with IAS 39:

Fair value hedge of interest rate risk

The Organization uses interest rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed income loans.

Cash flow hedge of debt securities issued in foreign currency

The Organization uses interest rate swaps in foreign currencies to protect itself against exchange and interest rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign currency interest rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries in the Americas in US dollars have a fair value equal to book value and are included in Funds from securities issuances (Note 34).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest rate swaps, interest rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

Bradesco 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the statement of income.

23)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securites	27,438,877	3,489,431	(17,996)	30,910,312
Corporate debt securities	4,138,164	182,695	(145,847)	4,175,012
Bank debt securities	91,011	47,119	(21,860)	116,270
Brazilian sovereign bonds	6,266	115,028	(107,871)	13,423
Marketable equity securities	4,806,812	872,480	(715,165)	4,964,127
Balances on December 31, 2010	36,481,130	4,706,753	(1,008,739)	40,179,144

Brazilian government securities	30,660,147	2,223,425	(188,796)	32,694,776
Corporate debt securities	4,512,136	50,923	(200,256)	4,362,803
Bank debt securities	1,178,022	37,122	(12,078)	1,203,066
Brazilian sovereign bonds	1,534,788	68,225	(131,402)	1,471,611
Foreign government securities	147,884	-	(18,140)	129,744
Marketable equity securities	3,398,686	917,206	(131,476)	4,184,416
Balances on December 31, 2009	41,431,663	3,296,901	(682,148)	44,046,416

Brazilian government securities	19,859,757	931,062	(341,094)	20,449,725
Corporate debt securities	4,050,864	136,811	(82,978)	4,104,697
Bank debt securities	340,605	98,130	(556)	438,179
Brazilian sovereign bonds	1,642,244	248,822	(114,237)	1,776,829
Foreign government securities	12	-	-	12
Marketable equity securities	4,352,236	433,426	(1,463,742)	3,321,920
Balances on January 1, 2009	30,245,718	1,848,251	(2,002,607)	30,091,362

Maturity

	R$ thousand
	December 31, 2010		December 31, 2009		January 1, 2009
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	2,421,848	2,409,541	1,490,438	1,560,567	1,662,252	1,677,837
From 1 to 5 years	2,769,967	2,829,059	11,833,126	11,740,143	3,968,401	3,940,606
From 5 to 10 years	7,743,610	8,231,385	7,518,540	7,822,577	6,708,907	6,939,156
Over 10 years	18,738,893	21,745,032	17,190,873	18,738,713	13,553,922	14,211,843
No stated maturity	4,806,812	4,964,127	3,398,686	4,184,416	4,352,236	3,321,920
Total	36,481,130	40,179,144	41,431,663	44,046,416	30,245,718	30,091,362

 92       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The financial assets available for sale do not include securities pledged as collateral, which totaled R$34,133,166 thousand, R$3,102,316 thousand and R$626,776 thousand on December 31, 2010 and 2009 and January 1, 2009, respectively.

Organization had R$8,465 thousand (December 31, 2009 – R$674,699 thousand and January 1, 2009 – R$3,230,958 thousand) pledged as a guarantee for liabilities.

In the segment banking, the Organization recognized impairment loss on financial assets available for sale in the amount of R$429 thousand (2009 – R$24,726 thousand).

24)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Securities:
Brazilian government securities	3,282,968	1,540,606	-	4,823,574
Brazilian sovereign bonds	5,617	98	-	5,715
Foreign governments securities	105,722	-	-	105,722
Balances on December 31, 2010	3,394,307	1,540,704	-	4,935,011

Securities:
Brazilian government securities	2,951,283	1,226,308	-	4,177,591
Brazilian sovereign bonds	855,603	110,539	-	966,142
Foreign governments securities	76,093	-	-	76,093
Balances on December 31, 2009	3,882,979	1,336,847	-	5,219,826

Securities:
Brazilian government securities	2,960,976	1,087,368	(14,230)	4,034,114
Brazilian sovereign bonds	1,072,647	213,673	(66,759)	1,219,561
Foreign governments securities	62,828	-	-	62,828
Balances on January 1, 2009	4,096,451	1,301,041	(80,989)	5,316,503

Maturity

	R$ thousand
	December 31, 2010		December 31, 2009		January 1, 2009
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	105,875	105,875	89,844	89,844	62,828	62,828
From 1 to 5 years	315,877	322,472	904,764	1,004,457	1,105,148	1,232,226
From 5 to 10 years	131	176	241,905	255,337	257,518	263,123
Over 10 years	2,972,424	4,506,488	2,646,466	3,870,188	2,670,957	3,758,326
Total	3,394,307	4,935,011	3,882,979	5,219,826	4,096,451	5,316,503

On December 31, 2010 and January 1, 2009, we had in our portfolio of financial instruments held to maturity, securities given in contractual guarantee, aggregating R$809,252 thousand and R$75,033 thousand, respectively.

Bradesco 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

On January 1, 2009 the Organization had financial assets in the amount of R$7,256 thousand pledged as a guarantee of liabilities.

25)  Assets pledged as collateral

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Held for trading	14,482,843	5,845,902	3,604,632
Brazilian government securities	14,482,843	5,845,902	3,604,632
Available for sale	34,133,166	3,102,316	626,776
Brazilian government securities	30,737,679	2,615,145	-
Corporate debt securities	2,301,906	36,514	-
Brazilian sovereign bonds	706,607	450,657	596,631
Bank debt securities	386,974	-	30,145
Held to maturity	809,252	-	75,033
Brazilian sovereign bonds	809,252	-	75,033
Loans and receivables	30,275,351	51,124,435	31,818,177
Interbank liquidity investments	30,275,351	51,124,435	31,818,177
Total	79,700,612	60,072,653	36,124,618

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$79,644,322 thousand (2009 – R$58,526,334 thousand and January 1, 2009 – R$36,082,564 thousand) may be repledged and R$56,290 thousand (2009 – R$1,546,319 thousand and January 1, 2009 – R$42.054 thousand), sold or repledged.

The fair value of assets pledge as collateral on December 31, 2010 classified as held to maturity totaled R$867,318 thousand (January 1, 2009 – R$83,779 thousand).

26)  Non-current assets held for sale

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Assets not for own use
Vehicles and similar	286,805	323,174	207,502
Properties	112,665	126,435	113,248
Machinery and equipment	11,536	5,228	4,216
Other	1,136	1,037	1,014
Total on December 31, 2010	412,142	455,874	325,980

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

 94       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies

a.   Breakdown of investments in associated companies

Company	R$ thousand
	Total shareholding Interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated comopany liabilities	Revenue (4)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	94,543	13,069	5,600,916	5,128,201	4,507,300	65,345
Biu Participações S.A.	33.84%	33.84%	70,117	30,021	329,722	25,988	5,578	74,563
Cielo S.A. (2)	28.65%	28.65%	766,699	513,968	4,268,875	3,045,530	4,247,094	1,768,171
Cia. Brasileira de Soluções e Serviços – Visavale (1) (2)	45.00%	45.89%	212,482	39,622	1,498,101	1,277,787	106,594	88,049
CPM Braxis S.A.	25.34%	20.19%	-	(118,107)	-	-	581,829	(457,187)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	38,543	2,241	110,006	17,905	2,801	5,357
Fidelity Processadora S.A.	49.00%	49.00%	230,813	5,393	606,790	135,743	503,994	11,006
IRB - Brasil Resseguros S.A.(1)(5)	21.24%	0.00%	453,109	65,118	8,617,837	6,461,159	978,073	284,231
Integritas Participações S.A.(1)(3)	22.32%	22.32%	431,894	25,728	718,498	21,036	2,094	98,897
Total on December 31, 2010			2,298,200	577,053

BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	85,663	18,115	3,903,510	3,475,194	7,177,205	74,954
Biu Participações S.A.	33.84%	33.84%	36,991	26,610	315,386	76,747	4,196	67,130
Cielo S.A. (2)	26.56%	26.56%	247,041	491,841	3,247,718	2,320,536	4,743,614	1,867,663
Cia. Brasileira de Soluções e Serviços – Visavale (1) (2)	34.33%	35.20%	47,488	22,501	1,206,732	1,068,570	100,527	65,543
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	36,302	770	104,655	17,914	4,877	1,840
Fidelity Processadora S.A.	49.00%	49.00%	121,883	9,838	376,390	127,649	412,898	20,108
IRB - Brasil Resseguros S.A.(1)(5)	21.24%	0.00%	445,171	67,529	9,556,129	7,457,134	1,452,094	340,674
Integritas Participações S.A.(1)(3)	20.54%	20.54%	410,618	91,663	364,452	27,027	3,498	67,277
Total on December 31, 2009			1,431,157	728,867

Bradesco 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Interest in voting capital	Investment book value	Associated company assets	Associated company liabilities
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	51,176	3,033,457	2,777,575
Biu Participações S.A.	33.84%	33.84%	12,750	288,332	109,712
Cielo S.A.	39.26%	39.26%	280,588	2,532,524	1,830,478
Cia. Brasileira de Soluções e Serviços – Visavale (1)	34.33%	35.20%	45,414	964,148	831,242
CPM Holdings Ltd. (1)	49.00%	49.00%	43,122	36,217	30,134
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	34,585	94,965	12,325
Fidelity Processadora S.A.	49.00%	49.00%	112,045	289,821	61,157
IRB - Brasil Resseguros S.A.(1)(5)	21.24%	0.00%	453,326	10,710,996	8,576,912
Total on January 1, 2009			1,033,006

(1)   Companies for which the equity accounting adjustments are calculated using balance sheets with a 1 (one) month lag in relation to the base date of the consolidated financial statements;

(2)   On April 23, 2010, the Organization increased its participation in Cielo S.A., corresponding to 2.09% of the capital, in the amount of R$ 431,700 thousand, with goodwill of R$408,014 thousand. On July 13, 2010 the Organization increased its participation in Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the capital, in the amount R$141,400 thousand, with goodwill of R$123,645 thousand;

(3)   Investment acquired in January 2009, by the subsidiary Bradesco Seguros S.A., which included goodwill of R$287,998 thousand;

(4)   Revenues from financial intermediation or services; and

(5) Bradesco has the right to elect a board member at IRB.

On December 31, 2010, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo is based on the market price, of R$ 5,258,770 thousand (2009 - R$ 5,560,217 thousand).

The Organization doesn’t have contingent liability for investments in Associated, in which is responsible in part or in full.

b.   Changes in associated company investments

	R$ thousand
	2010	2009
Balance on January 1	1,431,157	1,033,006
Acquisition of associated companies	786,688	339,902
Equity in net income/(expenses) of associated companies	577,053	728,867
Dividends/Interest on Capital	(496,698)	(560,965)
Disposal of associated companies (1)	-	(109,653)
Balance on December 31	2,298,200	1,431,157

(1)   Mainly related to the partial disposal of Cielo S.A.

 96       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Joint ventures

Company	R$ thousand
	Total interest	Shareholding interest with voting rights	Joint venture assets	Joint venture liabilities	Joint venture equity	Joint venture net income (loss) for the year
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	339,933	227,114	133,268	23,470
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	12,130	11,474	30,428	640
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	214,573	184,882	187,460	26,162
Balances on December 31, 2010			566,636	423,470	351,156	50,272

Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	327,371	217,395	132,786	24,438
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	8,326	8,196	29,408	138
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	196,741	172,788	154,246	6,150
Balances on December 31, 2009			532,438	398,379	316,440	30,726

Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	304,470	133,510	124,786	40,079
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	5,757	5,288	9,202	163
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	182,877	162,687	63,398	(2,546)
Balances on January 1, 2009			493,104	301,485	197,386	37,696

(1) Companies consolidated using balance sheets with a 1 (one) month lag in relation to the base date of the financial statements.

The Organization does not have any contingent liability relating to investments in joint ventures, for which it is partially or fully responsible.

Bradesco 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Tangible assets

a.   Composition of tangible assets by class

	R$ thousand
	Cost	Accumulated depreciation	Net

Buildings	803,539	(453,186)	350,353
Land	432,478	-	432,478
Installations, properties and equipment for use	3,427,076	(1,943,702)	1,483,374
Security and communications systems	210,935	(131,517)	79,418
Data processing systems	1,721,258	(1,059,416)	661,842
Transportation systems	48,714	(31,956)	16,758
Financial leasing of data processing systems	2,215,027	(1,569,969)	645,058
Balances on December 31, 2010	8,859,027	(5,189,746)	3,669,281

Buildings	791,242	(474,242)	317,000
Land	432,568	-	432,568
Installations, properties and equipment for use	3,034,177	(1,684,620)	1,349,557
Security and communications systems	194,361	(117,610)	76,751
Data processing systems	1,352,768	(898,334)	454,434
Transportation systems	59,009	(34,903)	24,106
Financial leasing of data processing systems	2,237,099	(1,486,974)	750,125
Balances on December 31, 2009	8,101,224	(4,696,683)	3,404,541

Buildings	758,869	(468,034)	290,835
Land	502,291	-	502,291
Installations, properties and equipment for use	2,676,324	(1,447,808)	1,228,516
Security and communications systems	177,036	(106,879)	70,157
Data processing systems	1,115,957	(856,784)	259,173
Transportation systems	50,575	(27,244)	23,331
Financial leasing of data processing systems	2,189,082	(1,384,002)	805,080
Balances on January 1, 2009	7,470,134	(4,290,751)	3,179,383

Depreciation expenses in the year amounted R$ 956,092 thousand (2009 – R$ 824,899 thousand).

We enter into financial leasing agreements basically for data processing equipment, which is recorded as leased equipment in the fixed assets. According to this accounting method, both the asset and the obligation are recognized in the financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for proprietary assets.

 98       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b.   Change in tangible assets by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total

Balance on January 1, 2009	290,835	502,291	1,228,516	70,157	1,064,253	10,590	12,741	3,179,383
Additions	191,460	19,817	446,370	25,250	604,687	4,499	7,209	1,299,292
Business combinations(2)	-	-	9,340	198	7,732	-	-	17,270
Disposals	(136,376)	(89,540)	(32,872)	(6,060)	(1,404)	(115)	(138)	(266,505)
Depreciation	(28,919)	-	(301,797)	(12,794)	(470,709)	(2,515)	(8,165)	(824,899)
Balances on December 31, 2009	317,000	432,568	1,349,557	76,751	1,204,559	12,459	11,647	3,404,541
Additions	84,916	23,265	668,757	141,318	487,326	3,869	374	1,409,825
Disposals	(31,205)	(23,355)	(4,152)	(123,515)	(3,792)	(741)	(2,233)	(188,993)
Depreciation	(20,358)	-	(530,788)	(15,136)	(381,193)	(2,890)	(5,727)	(956,092)
Balances on December 31, 2010	350,353	432,478	1,483,374	79,418	1,306,900	12,697	4,061	3,669,281

(1)    Includes financial leasing of data processing systems.

(2)    Refers to the acquisition of Banco Ibi, occured on 2009.

Bradesco 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Intangible assets

a)   Change in intangible assets by class

	R$ thousand
	Goodwill	Other intangible assets
		Acquisition of banking rights	Software	Future profitability/ customer portfolio	Others	Total
Balances on January 1, 2009	429,560	1,594,666	1,106,319	138,458	16,787	3,285,790
Additions	-	390,606	661,014	-	6,455	1,058,075
Acquisition of Banco Ibi	-	-	-	811,868	-	811,868
Acquisition of Odontoprev	293,966	-	-	-	-	293,966
Impairment (1)	-	(36,511)	-	-	-	(36,511)
Amortization	-	(344,988)	(325,755)	(18,878)	(2,009)	(691,630)
Balances on December 31, 2009	723,526	1,603,773	1,441,578	931,448	21,233	4,721,558
Additions	-	910,521	734,355	-	50,301	1,695,177
Acquisition of Ibi Mexico	-	-	-	32,187	-	32,187
Impairment (1)	-	(17,271)	(9,222)	-	-	(26,493)
Amortization	-	(587,192)	(327,220)	(41,672)	(54,257)	(1,010,341)
Balances on December 31, 2010	723,526	1,909,831	1,839,491	921,963	17,277	5,412,088

(1)   Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the income statement, within “Other operating income/ (expenses)”. These impairments were allocated in banking segment.

 100                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Composition of goodwill by segment

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Segment banking	429,560	429,560	429,560
Segment Insurance, pension and certificated saving plans	293,966	293,966	-
Total	723,526	723,526	429,560

The banking segment and the insurance, pension plans and certificated savings plans, in which we allocated the acquisitions, are tested annually for impairment of goodwill. We did not identify any impairment losses to be recorded in 2010, 2009 and January 1, 2009.

Banking Segment

The recoverable amount of Banking Segment has been determined based on a value in use calculation. The calculation uses cash flow predictions based on financial budgets approved by management, with a terminal growth rate of 5.5%. The forecast cash flows have been discounted at a rate of 13.53%. The recoverable amount exceeded the carrying amount including goodwill significantly. A one percentage point change in the discount rate or the growth rate would still maintain the recoverable amount in excess of the carrying amount significantly as well as a reduction in the forecast cash flows.

31)  Other assets

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Foreign exchange transactions (1)	9,384,380	8,798,023	24,620,098
Debtors for guarantee deposits (2)	7,399,700	5,698,521	6,172,978
Interbank and interbranch receivables	1,072,122	730,426	523,227
Negotiation and intermediation of securities	898,756	1,220,800	2,997,122
Advances to the Credit Guarantee Fund - FGC	532,761	715,422	898,083
Income receivable	441,717	624,688	361,665
Deferred selling expenses (insurance) – Note 36f	417,427	340,210	293,986
Prepaid expenses	249,187	282,804	119,497
Others	1,978,199	2,316,397	2,222,370
Total	22,374,249	20,727,291	38,209,026

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations; and

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature.

Bradesco 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Demand deposits	449,671	416,753	377,857
Interbank deposits	275,445	752,060	698,195
Funding in the open market	132,999,577	91,571,421	66,987,589
Borrowings	7,989,907	8,005,136	14,204,606
Onlending	30,206,317	19,322,600	17,742,518
Total	171,920,917	120,067,970	100,010,765

33)  Deposits from customers

The “Deposits from customers” financial liabilities are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Demand deposits	35,775,239	34,211,087	27,233,492
Savings deposits	53,435,652	44,162,309	37,768,508
Time deposits	102,157,837	90,537,014	97,423,231
Others	1,107,220	1,035,706	1,002,922
Total	192,475,948	169,946,116	163,428,153

 102                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Funds from securities issued

a.   Composition by type of security issued and location

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Instruments Issued – Brazil:
Exchange acceptances	-	-	249
Mortgage notes	1,277,455	898,598	770,902
Real estate credit notes	776,787	-	-
Agribusiness notes	1,699,710	1,585,957	1,352,626
Financial notes	7,801,246	-	-
Debentures (1)	743,127	740,452	1,486,643
Subtotal	12,298,325	3,225,007	3,610,420
Securities and bonds – Abroad:
Euronotes(2)(3)	1,659,951	236,843	216,904
Securities issued through securitization – (item (b))	3,851,489	4,220,948	5,038,342
Subtotal	5,511,440	4,457,791	5,255,246
Grand Total	17,809,765	7,682,798	8,865,666

(1)   Refers to common debentures not convertible into shares, issued by Bradesco Leasing S.A. Arrendamento Mercantil, a wholly owned subsidiary of Banco Bradesco S.A., maturing on May 1, 2011 and with remuneration of 104% of the Interbank Deposit Certificate (CDI) rate;

(2)   Issuance of instruments in the international market for application in commercial foreign exchange transactions (purchase and sale of foreign currency), relative to discount of export notes, export pre-financing and financing for imports, substantially in the short-term; and

(3)   As from March 2010, includes the issuance of a senior note (4.10%), maturing in 2015, in the amount of US$750,000 thousand.

b.   Securities issued through securitization

Since 2003 the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entities (SPEs). These SPEs, which are called International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising:

           i.       Current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom the Bank acts as payor; and

          ii.       Current and future receivables flow of credit cards from expenditures made in Brazil by holders of credit cards issued outside of Brazil.

The long-term instruments issued by the SPEs and sold to investors will be settled with funds from the payment orders and credit card invoice flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPEs.

The funds deriving from the sale of current and future payment orders and credit card receivables flows, received by the SPEs, must be maintained in a specific bank account until they reach a given minimum level.

Bradesco 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

We show below the amounts of the securities issued by the SPEs, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issuance	Amount of the transaction	Maturity	December 31		January 1,
				2010	2009	2009
	8/20/2003	595,262	8/20/2010	-	41,727	117,506
Securitization of the future flow of payment orders received from abroad	7/28/2004	305,400	8/20/2012	48,233	79,640	151,961
	6/11/2007	481,550	5/20/2014	352,307	456,439	592,330
	6/11/2007	481,550	5/20/2014	352,111	457,025	592,330
	12/20/2007	354,260	11/20/2014	259,996	346,807	473,918
	12/20/2007	354,260	11/20/2014	259,996	346,807	473,918
	3/6/2008	836,000	5/22/2017	866,752	915,274	1,184,728
	12/19/2008	1,168,500	2/22/2016	866,500	912,646	1,181,922
	3/20/2009	225,590	2/20/2015(1)	-	182,069	-
	12/17/2009	133,673	11/20/2014	129,789	135,267	-
	12/17/2009	133,673	2/20/2017	129,281	136,178	-
	12/17/2009	89,115	2/20/2020	86,163	90,761	-
	8/20/2010	307,948	8/21/2017	302,828	-	-
	9/29/2010	170,530	8/21/2017	173,086	-	-
Total		5,637,311		3,827,042	4,100,640	4,768,613
Securitization of the future flow of receivables on credit cards held by customers residing abroad	7/10/2003	800,818	6/15/2011	24,447	120,308	269,729
Total		800,818		24,447	120,308	269,729
Grand Total		6,438,129		3,851,489	4,220,948	5,038,342

(1)  Early settlement of instrument.

 104                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Subordinated debt

Instrument/maturity	Original term in years	Amount of the transaction	Currency	Remuneration	R$ thousand
					December 31		January 1,
					2010	2009	2009
In Brazil:
Subordinated Bank Deposit Certificates:
2011	5	4,504,022	R$	102.5% to 104.0% of the CDI rate	7,685,360	6,979,342	6,328,979
2012	5	3,236,273	R$	103.0% of the CDI rate or 100.0% of the CDI rate + (0.344% p.a. to 0.4914%p.a.) or IPCA + (7.102% p.a. – 7.632% p.a.)	4,588,559	4,152,514	3,758,090
2013	5	575,000	R$	100.0% of the CDI rate + (0.344% p.a. – 1.0817% p.a.) or IPCA + (7.74% p.a. – 8.20% p.a.)	780,335	700,900	630,781
2014	6	1,000,000	R$	112.0% of the CDI rate	1,255,662	1,131,496	1,018,009
2015	6	1,274,696	R$	108.0% and 112.0% of the CDI rate ou IPCA + (6.92% p.a. – 8.55% p.a.)	1,537,777	1,364,642	-
2016	6	500	R$	IPCA+(7.1292% p.a)	566	-	-
2012	10	1,569,751	R$	100.0% of the DI – CETIP rate or 100.0% of the CDI rate + (0.75% p.a. – 0.87% p.a.) or 101.0% to 102.5% of the CDI rate	5,164,452	4,689,431	4,252,165
2019	10	20,000	R$	IPCA + (7.76% p.a.)	23,828	-	-
Linked to credit transactions (1):
2011 to 2016	1 to 5	31,694	R$	100.0% to 110.0% of the CDI rate	33,269	2,368	2,466
2010 to 2012 (2)	up to 2	-	R$	Fixed rate of 9.43% p.a.	-	304,003	435,630
2010 to 2017	up to 7	90,000	R$	IPCA + (6.7017% p.a. – 7.4163% p.a.)	91,881	-	-
2010 to 2017	up to 7	21,100	R$	Fixed rate of 13.0949% p.a. – 13.1762% p.a.	22,668	-	-
2010 to 2018	up to 8	51,000	R$	IGPM + (6.3874% p.a. – 7.0670% p.a.)	51,338	-	-
Subtotal – in Brazil					21,235,695	19,324,696	16,426,120

Abroad:
2011	10	353,700	US$	Fixed rate of 10.25% p.a.	249,259	259,553	346,988
2012 (3)	10	315,186	Yen	Fixed rate of 4.05% p.a.	364,195	235,047	314,771
2013	10	1,434,750	US$	Fixed rate of 8.75% p.a.	826,552	875,542	1,171,562
2014	10	801,927	Euro	Fixed rate of 8.00% p.a.	504,722	566,192	728,615
No stated maturity (4)		720,870	US$	Fixed rate of 8.875% p.a.	-	524,348	698,606
2019	10	1,333,575	US$	Fixed rate of 6.75% p.a.	1,277,642	1,318,599	-
2021 (5)	11	1,100,000	US$	Fixed rate of 5.90% p.a.	1,856,881	-	-
Subtotal - Abroad					5,079,251	3,779,281	3,260,542

Total					26,314,946	23,103,977	19,686,662

Bradesco 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1)   Transactions with subordinated CDBs linked to credit transactions that are not included in the level II of the reference equity;

(2)   Early redemption of subordinated CDBs linked to credit transactions;

(3)   Including the cost of dollar swaps, the rate rises to 10.15% p.a.;

(4)   In June 2005 a perpetual subordinated debt instrument was issued in the amount of US$300,000 thousand, with an exclusive redemption option for the issuer, in its totality and upon prior authorization of the Brazilian Central Bank, provided that: (i) a period of five years has elapsed from the date of issuance, and subsequently upon each date of maturity of the interest; and (ii) at any time, if there should be any change in tax laws in Brazil or abroad that could give rise to additional costs for the issuer, and if the issuer is notified in writing by the Brazilian Central Bank that the instruments may no longer be included in the consolidated capital, for purposes of calculation of the solvency ratio. On April 14, 2010 the Brazilian Central Bank approved the request for early redemption of this obligation, which occurred on June 3, 2010 in the amount of R$ 556,834 thousand; and

(5)   In August 2010 a subordinated debt instrument was issued abroad amounting to US$ 1,100,000 thousand at a rate of 5.90% p.a. and maturing in 2021.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

 106                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Insurance technical provisions and pension plans

a)   Technical provisions by account

	R$ thousand
	Insurance (1)			Life and Pension (2)			Total
	December 31		January 1,	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009	2010	2009	2009
Current and long-term liabilities
Mathematical provision for benefits to be granted	672,023	425,817	425,817	64,174,886	54,471,035	45,979,846	64,846,909	54,896,852	46,405,663
Mathematical provision for benefits granted	126,140	116,877	112,251	4,994,380	4,475,137	4,280,106	5,120,520	4,592,014	4,392,357
IBNR (Incurred But Not Reported) provision	1,545,602	1,350,222	1,334,980	607,971	599,718	536,319	2,153,573	1,949,940	1,871,299
Provision for unearned premiums	1,780,573	1,941,858	1,702,669	84,430	78,343	78,484	1,865,003	2,020,201	1,781,153
Provision for insufficient contributions (3)	-	-	-	3,332,695	3,031,715	2,522,156	3,332,695	3,031,715	2,522,156
Provision for insurance claims to be settled	1,410,808	1,329,263	1,194,023	865,987	748,777	641,675	2,276,795	2,078,040	1,835,698
Provision for financial flutuations	-	-	-	650,397	621,884	648,790	650,397	621,884	648,790
Provision for premium insufficiency	-	-	-	590,545	560,714	478,669	590,545	560,714	478,669
Provision for financial surplus	-	-	-	357,833	367,289	290,885	357,833	367,289	290,885
Provision for administrative expenses	-	-	-	110,935	141,688	145,207	110,935	141,688	145,207
Other provisions	1,635,154	1,692,044	1,688,664	552,687	644,516	507,142	2,187,841	2,336,560	2,195,806
Total provisions	7,170,300	6,856,081	6,458,404	76,322,746	65,740,816	56,109,279	83,493,046	72,596,897	62,567,683

(1)   The “Other Provisions” line item basically refers to the technical provisions of the “individual health” portfolio, accrued to cover any differences of future premium adjustments and those that are necessary for technical equilibrium of the portfolio;

(2)   Comprises the transactions with personal insurance and pensions; and

(3)   The provision for insufficient contributions for retirement and pension plans is calculated according to the AT-2000 lessened biometric table, increased by 1.5% p.a. (improvement), considering males and females separately, the latter of whom have a longer life expectancy, and with a real interest rate. For the incapacity plans, the provision is also calculated actuarially and takes into consideration the AT-49 male biometric table and a real interest rate.

Bradesco 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance (1)			Life and Pension (2)			Total
	December 31		January 1,	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009	2010	2009	2009
Health
Auto/RCF	3,511,751	3,555,436	3,415,915	-	-	-	3,511,751	3,555,436	3,415,915
Dpvat (Personal Injury Caused by Automotive Vehicles)	2,234,174	1,837,189	1,739,587	-	-	-	2,234,174	1,837,189	1,739,587
Life	90,695	119,972	77,165	203,937	200,436	145,135	294,632	320,408	222,300
Elementary lines(property/casualty)	14,043	16,676	18,953	3,249,154	2,706,602	2,422,920	3,263,197	2,723,278	2,441,873
Free Benefits Generating Plan - PGBL	1,319,637	1,326,808	1,206,784	-	-	-	1,319,637	1,326,808	1,206,784
Free Benefits Generating Life - VGBL	-	-	-	13,296,405	11,778,567	10,421,881	13,296,405	11,778,567	10,421,881
Traditional plans	-	-	-	42,729,705	35,562,797	28,053,246	42,729,705	35,562,797	28,053,246
Certificated savings plans	-	-	-	16,843,545	15,492,414	15,066,097	16,843,545	15,492,414	15,066,097
Total technical provisions	7,170,300	6,856,081	6,458,404	76,322,746	65,740,816	56,109,279	83,493,046	72,596,897	62,567,683

c)   Technical provisions by segment

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Insurance – Vehicle, Elementary Lines, Life and Health	10,168,213	9,331,145	8,601,060
Insurance – Life with Survival Coverage (VGBL)	42,729,705	35,562,797	28,053,246
Pensions – PGBL and Traditional Plans	26,426,977	24,031,441	22,545,112
Pensions – Risk Traditional Plans	4,168,151	3,671,514	3,368,265
Total	83,493,046	72,596,897	62,567,683

 108                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, Elementary, Life and Health

	R$ thousand
	2010	2009
At the beginning of the year	13,002,659	11,969,325
(-) Dpvat insurance and retrocession	(323,636)	(254,570)
Subtotal at the beginning of the year	12,679,023	11,714,755
Additions	4,741,982	3,919,007
Reversals	(3,600,082)	(2,679,491)
Reported insurance losses	9,469,033	7,667,840
Insurance losses paid	(9,747,479)	(7,919,393)
Changes in estimate of reported insurance losses	(147,093)	(209,801)
Monetary restatement and interest	625,190	186,106
Subtotal at the end of the year	14,020,574	12,679,023
(+) Dpvat insurance and retrocession	315,790	323,636
At the end of the year	14,336,364	13,002,659

(ii) Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	2010	2009
At the beginning of the year	35,562,797	28,053,246
Receipt of premiums net of fees	11,703,046	10,145,432
Payment of benefits	(11,001)	(3,432)
Payment of redemptions	(7,131,402)	(5,695,035)
Monetary restatement and interest	2,690,983	3,091,216
Other	(84,718)	(28,630)
At the end of the year	42,729,705	35,562,797

(iii) Pensions – PGBL and Traditional Plans

	R$ thousand
	2010	2009
At the beginning of the year	24,031,441	22,545,112
Receipt of contributions net of fees	1,589,755	1,295,833
Payment of benefits	(365,991)	(320,693)
Payment of redemptions	(1,305,693)	(1,332,864)
Monetary restatement and interest	2,589,663	1,701,480
Other	(112,198)	142,573
At the end of the year	26,426,977	24,031,441

Bradesco 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance (1)			Life and Pension (2)			Total
	December 31		January 1,	December 31		January 1,	December 31		January 1,
	2010	2009	2009	2010	2009	2009	2010	2009	2009
Mutual funds (excluding VGBL and PGBL)	6,003,498	5,693,441	5,281,805	14,255,055	14,483,249	12,926,284	20,258,553	20,176,690	18,208,089
Mutual funds (VGBL and PGBL) (1)	-	-	-	55,570,933	46,909,390	38,049,728	55,570,933	46,909,390	38,049,728
Public securities	77,229	95,844	72,758	4,559,723	3,149,892	3,109,296	4,636,952	3,245,736	3,182,054
Private securities	53,428	21,710	158,571	521,584	745,626	927,903	575,012	767,336	1,086,474
Shares	2,840	1,959	2,368	1,480,137	493,147	1,113,502	1,482,977	495,106	1,115,870
Properties	-	-	7,290	-	-	-	-	-	7,290
Credit rights	702,588	617,462	520,407	-	-	-	702,588	617,462	520,407
Deposits retained by the IRB - Brazilian Reinsurance Institute and judicial deposits	6,658	6,347	7,032	72,449	60,262	65,564	79,107	66,609	72,596
Reinsurance credits	608,151	663,354	628,492	6,662	5,749	-	614,813	669,103	628,492
Total of the guarantees for technical provisions	7,454,392	7,100,117	6,678,723	76,466,543	65,847,315	56,192,277	83,920,935	72,947,432	62,871,000

(1)  The VGBL and PGBL mutual funds were consolidated in the financial statements.

 110                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	2010	2009
At the beginning of the year	340,210	293,986
Additions	3,604,825	3,429,195
Reversals	(3,527,608)	(3,382,971)
At the end of the year	417,427	340,210

g)   Changes in reinsurance assets

	R$ thousand
	2010	2009
At the beginning of the year	695,641	666,952
Additions	967,388	1,219,729
Reversals	(428,419)	(646,834)
Recovered insurance losses	(612,479)	(526,527)
Monetary restatement and interest	17,932	3,819
Changes in deferred reinsurance premiums	6,831	(21,498)
At the end of the year	646,894	695,641

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the book balances.

Bradesco 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross of reinsurance

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	Total
Amount estimated for the claims
• In the year of notification		1,697,161	1,833,971	2,076,235	2,210,480	2,414,715
• One year after notification		1,626,143	1,769,896	2,016,380	2,189,287
• Two years after notification		1,600,359	1,727,574	1,995,169
• Three years after notification		1,603,520	1,724,201
• Four years after notification		1,597,707
Estimate of claims on the base date (2010)	512,257	1,597,707	1,724,201	1,995,169	2,189,287	2,414,715	10,433,336
Payments of claims	(373,659)	(1,532,352)	(1,642,102)	(1,802,021)	(1,986,362)	(1,954,314)	(9,290,810)
Pending Insurance Claims	138,598	65,355	82,099	193,148	202,925	460,401	1,142,526

Vehicle/RCF and Elementary Lines – Claims, net of reinsurance

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	Total
Amount estimated for the claims
• In the year of notification		1,473,030	1,583,332	1,796,957	1,952,998	2,269,050
• One year after notification		1,424,573	1,554,571	1,774,504	1,960,204
• Two years after notification		1,423,015	1,563,175	1,764,952
• Three years after notification		1,427,528	1,561,724
• Four years after notification		1,428,102
Estimate of claims on the base date (2010)	339,602	1,428,102	1,561,724	1,764,952	1,960,204	2,269,050	9,323,634
Payments of claims	(264,664)	(1,380,908)	(1,512,529)	(1,687,098)	(1,846,804)	(1,908,625)	(8,600,628)
Pending Insurance Claims	74,938	47,194	49,195	77,854	113,400	360,425	723,006

 112                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross of reinsurance

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	Total
Amount estimated for the claims
• In the year of notification		624,866	592,756	687,464	761,747	856,558
• One year after notification		608,403	591,752	696,812	780,007
• Two years after notification		590,246	594,548	708,354
• Three years after notification		586,480	592,715
• Four years after notification		590,823
Estimate of claims on the base date (2010)	207,333	590,823	592,715	708,354	780,007	856,558	3,735,790
Payments of claims	(141,275)	(499,147)	(506,629)	(603,748)	(656,557)	(653,857)	(3,061,213)
Pending Insurance Claims	66,058	91,676	86,086	104,606	123,450	202,701	674,577

Life – Insurance claims, net of reinsurance

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	Total
Amount estimated for the claims
• In the year of notification		623,675	569,701	684,770	751,864	855,545
• One year after notification		607,198	569,881	693,977	769,993
• Two years after notification		589,042	572,675	705,518
• Three years after notification		585,275	570,813
• Four years after notification		589,619
Estimate of claims on the base date (2010)	207,333	589,619	570,813	705,518	769,993	855,545	3,698,821
Payments of claims	(141,275)	(497,943)	(485,098)	(600,913)	(648,567)	(652,929)	(3,026,725)
Pending Insurance Claims	66,058	91,676	85,715	104,605	121,426	202,616	672,096

Bradesco 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Health – Insurance claims (1) (2)

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	Total
Amount estimated for the claims
• In the year of notification		3,304,961	3,385,476	3,960,072	4,596,172	6,141,824
• One year after notification		3,293,521	3,377,126	3,943,375	4,564,817
• Two years after notification		3,283,948	3,373,039	3,926,345
• Three years after notification		3,282,859	3,367,943
• Four years after notification		3,274,932
Estimate of claims on the base date (2010)	43,400	3,274,932	3,367,943	3,926,345	4,564,817	6,141,824	21,319,261
Payments of claims	(35,842)	(3,268,429)	(3,362,073)	(3,904,846)	(4,527,085)	(6,058,661)	(21,156,936)
Pending Insurance Claims	7,558	6,503	5,870	21,499	37,732	83,163	162,325

(1)      The claims table does not include DPVAT insurance – R$ 272,592 thousand and Retrocession – R$ 24,775 thousand; and

(2)     There is no reinsurance in health area.

 114                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Supplemental pension plans

The Organization maintains defined benefit plans, which supplement the retirement benefits paid by the INSS - National Social Security Institute of the Brazilian Government, for our employees and those of our subsidiaries in Brazil. The pension plans were established solely to benefit eligible employees and managers, and their assets are segregated from Bradesco. In 2001 the participants in the Bradesco defined benefit plan were offered the opportunity of adhering to the defined contribution plan (PGBL). The Organization’s plans for the years ended December 31, 2009 and 2010 included the defined benefit plan of the Banco Alvorada, BEM and BEC, as a result of their acquisitions on February 10, 2004 and January 3, 2006, respectively .Our contributions to the PGBL plan in 2010 totaled R$ 379,486 thousand (2009 - R$ 266,519 thousand).

The Organization’s policy is to finance the pension plans by means of payroll-based contributions, adjusted periodically according to recommendations of the independent actuary responsible for the Plan. On December 31, 2010 our contribution represented 4% (2009 – 4%) of the payroll and the employees and managers contributed with at least 4% (2009 – 4%) of their salaries.

The assets of the pension plans are invested in government bonds and private securities, shares of publicly-held companies and property.

Employees and managers that cease to participate in the pension plan for any reason receive the minimum benefit calculated based on previous contributions, in one lump sum that represents the overall total.

On December 31 of each year we conduct an assessment of the plans of Banco Alvorada, BEM and BEC. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its balance sheet, and must recognize the changes in the financial condition during the year in which the changes occurred, through comprehensive income.

Bradesco 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BEM and BEC Plans
	2010	2009

(i) Projected benefit obligations:
At the beginning of the year	796,549	689,525
Cost of current service	1,889	1,967
Interest cost	86,615	78,594
Participant’s contribution	3,550	1,993
Actuarial loss	88,769	85,183
Benefit paid	(75,267)	(60,713)
At the end of the year	902,105	796,549

(ii) Plan assets at market value:
At the beginning of the year	901,696	798,467
Expected earnings	98,892	91,989
Actuarial gain on the assets	35,990	64,570
Contributions received:
Employer	6,033	5,390
Employees	3,550	1,993
Benefits paid	(75,267)	(60,713)
At the end of the year	970,894	901,696

(iii) Financial position:
Plans in deficit
Amounts recognized in the balance sheet	(68,462)	(36,006)
Plans in surplus
Amounts recognized in the balance sheet	137,251	141,153
Net balance	68,789	105,147

The net cost/ (benefit) of the pension plans includes the following components:

	R$ thousand
	Alvorada, BEM and BEC Plans
	2010	2009

Projected benefit obligations:
Cost of service	1,584	1,722
Cost of interest on actuarial obligations	44,458	39,492
Expected earnings from the assets of the plan	(40,760)	(37,935)
Net periodic cost/ (benefit)	5,282	3,279

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our balance sheet.

 116                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The amounts recognized in our balance sheets are the following:

	R$ thousand
	December 31		January 1,
	2010	2009	2009

Obligations
Accumulated pension plan obligations	(68,462)	(36,006)	(16,361)
Recognized liabilities at the end of the year	(68,462)	(36,006)	(16,361)

The assumptions used to assess our plan benefit obligations and the net periodic cost of benefits for the years ended December 31, 2010 and 2009 were the following:

	Alvorada Plan (1)		BEM Plan (1)		BEC Plan (1)
	2010	2009	2010	2009	2010	2009
Discount rate (1)	10.8%	11.3%	10.8%	11.3%	10.8%	11.3%
Expected long-term rate of return on the assets	10.8%	11.3%	10.8%	11.3%	10.8%	11.3%
Increase in salary levels	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%

(1)  Considering an inflation rate of 4.5% p.a. (2009 – 4.5% p.a.) and a real discount rate of 6.0% p a. (2009 – 6.5% p.a.).

The long-term rate of return on plan assets is based on the following:

•      Medium to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of Alvorada, BEM and BEC, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The weighted average allocation of the plan assets on December 31, 2009 and 2010, by asset category, is the following:

	Assets of the Alvorada Plan		Assets of the BEM Plan		Assets of the BEC Plan
	2010	2009	2010	2009	2010	2009
Asset categories
Marketable equity securities	0.3%	0.2%	8.2%	8.5%	-	-
Public and private securities	85.8%	85.3%	88.0%	87.7%	-	2.5%
Mutual funds	8.0%	8.5%	-	-	93.8%	89.2%
Properties	4.2%	4.3%	-	-	2.8%	4.6%
Others	1.7%	1.7%	3.8%	3.8%	3.4%	3.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Bradesco 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements although there are ongoing proceedings with good prospects of success, such as a) Social Integration Program (PIS), claiming the restitution via offset of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law number 07/70 (PIS Repique) and b) other taxes, the legality and/or constitutionality of which is in question and may lead to the reimbursement of amounts paid.

b)      Contingent liabilities classified as probable losses and legal/tax and social security obligations

The Organization is a party in judicial proceedings of a labor-related, civil and tax nature in the normal course of its activities.

The Organization’s Management understands that the accrued provision is sufficient to cover any losses arising from the related proceedings.

                  I -       Labor claims

These are claims filed by former employees for indemnities, particularly the payment of overtime. In proceedings where judicial deposits are required, the amount of the labor contingencies is accrued considering the effective perspective of loss of such deposits. For the other proceedings, the provision is accrued based on the average amount of total payments over the last 12 months, considering the year the claim was originally filed.

With the implementation of effective control of daily working hours in 1992 by means of the electronic timecard, overtime is paid during the normal course of the employment contract, so that the amount of labor claims filed individually as from 1997 decreased substantially.

                 II -       Civil proceedings

These are claims for indemnity due to pain and suffering and tangible damages, mostly related to protests, returned checks, insertion of information on debtors in the credit restriction records and repositioning of inflation rates purged as a result of past economic plans imposed by Government. These actions are controlled individually by means of a computerized system and provisions are accrued whenever the loss is assessed as being probable, considering the opinion of the legal advisors, the nature of the actions, the similarity with previous proceedings, the complexity and the positioning of the Courts.

The matters discussed in actions concerning protests, returned checks and insertion of information on debtors in the credit restriction records do not normally cause a significant impact on the financial results. The majority of these actions involves a Special Civil Court, in which the claims are limited to the equivalent of 40 minimum salaries.

Of particular note is the increase in legal actions filed claiming the repositioning of inflation rates that were purged for purposes of price-level restatement of savings account balances, due to the Economic Plans that were part of the economic policy of the Federal Government to combat the high inflation rates in the past. Although the Bank complied with the legal system that was effective at the time, the proceedings have been provisioned considering the actions effectively notified and the corresponding perspectives of losses analyzed, taking into account current Higher Court case law.

 118                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Two aspects concerning litigation related to Economic Plans must be stressed: 1) non-existence of a potential significant liability, inasmuch as the right to new claims has expired; and 2) action “APDF”/165 (allegation of violation of a fundamental precept) filed by the National Confederation of the Financial System, which seeks to suspend such proceedings currently in progress.

There are no significant administrative proceedings due to violation of the rules of the National Financial System or penalty fines that could cause significant impacts on the financial results of the Organization.

                III -       Legal/tax and social security obligations

The Bradesco Organization has been discussing in court the legality and constitutionality of certain taxes and contributions, which are totally provisioned notwithstanding the good chances of success in the medium to long term, according to the opinion of the legal advisors.

The principal issues are:

•      Cofins (Contribution for Financing of Social Security) – R$ 4,861,975 thousand: defends calculation and payment of Cofins, as from October 2005, based on actual billings, as provided by in Article 2 of Supplementary Law nº 70/91, thereby disputing the unconstitutional broadening of the calculation base proposed by Paragraph 1 of Article 3 Law nº 9,718/98;

•       INSS Independent Brokers – R$ 848,338 thousand: discusses the levy of the social security contribution on remuneration paid to independent service providers, created by Supplementary Law No, 84/96 and subsequent regulations/amendments, at a rate of 20% plus a surtax of 2.5%, under the argument that the services are not provided for the insurers but rather for the policyholders, and are therefore outside the scope of the contribution provided in item I, Article 22, of Law nº 8,212/91, with new wording provided by Law nº 9,876/99;

•       IRPJ (Corporate Income Tax)/Loan losses– R$ 742,866 thousand: claims for deduction, for purposes of IRPJ and CSLL, of the amounts of the effective and final credit losses, whether in total or in part, incurred in base-years 1997 to 2009, irrespective of compliance with the conditions and timeframes provided in Articles 9 to 14 of Law nº 9,430/96, which only apply to provisional losses;

•       CSLL – Deductibility from the taxable base of IRPJ – R$ 545,572 thousand: claims for calculation and payment of the income tax due, relative to base-year 1997 and subsequent years, without adding back CSLL, as determined by Article 1 of Law nº 9,316/96, inasmuch as this contribution represents an effective, necessary and mandatory expense for the entity; and

•       PIS – R$281,680 thousand: claims for offset of amounts unduly overpaid in base-years 1994 and 1995 on account of contribution to PIS, corresponding to the excess over that which would be due on the constitutional taxable base, i,e, gross operating revenue, as defined in income tax legislation – a concept contained in Article 44 of Law nº 4,506/64, without including financial revenues.

Bradesco 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2010 the Organization continued with the process of tax amnesty, instituted by Law nº 11,941/09, including in the program judicial actions for payment in installments. The net effect resulting from the adhesion to the program amounted to R$ 17,852 thousand and was substantially recorded under line item “Other operating revenues/ (expenses)”. Bradesco did not use income tax or social contribution losses for settlement of interest on debts included in the program, as is permitted in the mentioned Law.

               IV -       Provisions segregated by nature

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Labor proceedings	1,578,688	1,578,569	1,536,279
Civil proceedings	2,657,620	2,335,321	1,511,291
Tax and social security	9,091,558	6,938,593	6,911,132
Total	13,327,866	10,852,483	9,958,702

                 V -         Changes in provision

	R$ thousand
	Labor	Civil	Tax and Social Security(1)
Balances on January 1, 2009	1,536,279	1,511,291	6,911,132
Business combinations	61,783	170,360	286,749
Indexation charges	182,738	237,497	630,343
Additions net of reversals	303,038	1,040,042	(674,451)
Payments	(505,269)	(623,869)	(215,180)
Balances on December 31, 2009	1,578,569	2,335,321	6,938,593
Indexation charges	176,282	311,164	526,859
Additions net of reversals	444,949	461,692	1,641,416
Payments	(621,112)	(450,557)	(15,310)
Balances on December 31, 2010	1,578,688	2,657,620	9,091,558

(1)  Comprises mainly legal obligations

c)      Contingent liabilities classified as possible losses

The Organization has a system for monitoring all of the administrative and judicial proceedings in which it appears as plaintiff or defendant and, based on the opinion of the legal advisors, classifies the actions according to the expectation of loss. Analyses are conducted periodically of trends in case law and, if necessary, the risks of these proceedings are reclassified. In this context, the proceedings assessed as having a risk of possible loss are not accrued in the accounting records. The principal proceedings with this classification are the following: a) ISSQN (Municipal Service Tax) of Leasing Companies, with proceedings that total R$ 239,787 thousand, in which there is a dispute about the imposition of this tax by municipalities other than those in which the companies are established (to which the tax is paid in the terms of the law), where there are cases of formal annulments of the tax obligation; and b) INSS on contributions to private pension plans, considered by the tax authorities as salary amounts that are subject to INSS tax - R$ 232,943 thousand, as well as a separate penalty fine due to failure to withhold income tax at source on such amounts - R$ 140,614 thousand.

 120                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Other liabilities

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Credit card transactions (1)	10,730,123	9,157,736	5,921,202
Foreign exchange transactions (2)	9,821,309	9,521,017	23,384,474
Third party funds in transit (3)	3,732,458	2,880,993	2,833,582
Taxes payable	918,343	627,068	614,290
Corporate and statutory obligations	2,158,150	1,756,046	1,674,796
Trading and intermediation of securities	1,033,920	1,116,282	792,097
Liabilities for acquisition of assets – financial leasing	831,126	987,527	1,042,253
Certificated savings plans	3,723,674	3,023,660	2,705,585
Others	8,866,985	8,786,493	7,917,922
Total	41,816,088	37,856,822	46,886,201

(1)   Refers to amounts payable to merchants;

(2)   Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)   Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

Composition by maturity of financial leasing

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Due within one year	367,211	430,605	377,355
From 1 to 2 years	247,144	312,496	329,522
From 2 to 3 years	158,444	165,183	236,644
From 3 to 4 years	49,128	75,972	85,676
From 4 to 5 years	9,199	3,271	13,056
Total	831,126	987,527	1,042,253

Total non-cancellable minimum future payments from operational lease in the coming periods are as follows: 2011 – R$153,895 thousand, 2012 – R$132,461 thousand and 2013 – R$36,453 thousand.

Bradesco 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Equity

a)         Capital and shareholders´ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid in, is divided into book-entry registered shares with no par value.

	December 31		January 1,
	2010	2009	2009
Common	1,881,225,318	1,713,543,005	1,534,934,979
Preferred	1,881,225,123	1,713,542,828	1,534,934,821
Subtotal	3,762,450,441	3,427,085,833	3,069,869,800
In treasury (common)	(395,300)	(3,338,170)	(129,021)
In treasury (preferred)	-	(3,197,260)	(34,600)
Total outstanding	3,762,055,141	3,420,550,403	3,069,706,179

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on January 1, 2009	1,534,805,958	1,534,900,221	3,069,706,179
Shares acquired and not cancelled	(2,905,679)	(2,872,000)	(5,777,679)
Increase of share capital with issuance of shares - acquisition Banco Ibi	22,831,389	22,831,386	45,662,775
Increase of share capital with issuance of shares – 10% stock dividend	155,776,637	155,776,621	311,553,258
Stock dividend of shares acquired and not cancelled	(303,470)	(290,660)	(594,130)
Number of shares outstanding on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Increase of share capital with issuance of shares – 10% stock dividend (1)	171,020,483	171,020,465	342,040,948
Shares acquired and not cancelled	(395,300)	-	(395,300)
Number of shares outstanding on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141

(1)  Issued to shareholders of record on July 13, 2010.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure was adopted in the International Market, for the ADRs/GDRs traded in New York – USA and Madrid – Spain.

In a Special Meeting, held on October 29, 2009, the sharehoders resolved to: (i) merge the totality of the share capital of Ibi Participações S,A, into Bradesco, converting Ibi Participações into a wholly-owned subsidiary of Bradesco, in accordance with the provisions of articles 224, 225 and 252 of Law nº 6,404/76, by means of an increase of its own share capital in the amount of R$ 1,368,183 thousand, raising it from R$ 23,000,000 thousand to R$ 24,368,183 thousand, with the issuance of 45,662,775 new book-entry registered shares with no par value, being 22,831,389 common and 22,831,386 preferred. The exchange ratio used was 0.049401676 fraction of a share of Bradesco for each share issued by Ibi Participações, to be attributed to the shareholders of Ibi Participações, being a 0.024700839 fraction of a common share and a 0.024700837 fraction of a preferred share; and to (ii) increase the share capital by R$ 131,817 thousand, raising it from R$ 24,368,183 thousand to R$ 24,500,000 thousand, through the capitalization of reserves, without issuance of shares, as provided in paragraph one of article 169 of Law nº 6,404/76, with consequent amendment of the heading of Article 6 of the By-Laws.

 122                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a Special Meeting, held on December 18, 2009, the shareholders resolved to increase share capital by R$ 2,000,000 thousand, raising it from R$ 24,500,000 thousand to R$ 26,500,000 thousand, through the capitalization of a part of the balance of the “Revenue Reserves – Statutory” account, in accordance with the provisions of article 169 of Law nº 6,404/76, with a stock dividend of 10%, through the issuance of 311,553,258 new book-entry registered shares with no par value, being 155,776,637 common and 155,776,621 preferred, issued to the shareholders, without onus, in the proportion of one (1) new share for every ten (10) shares of the same class held, benefiting Bradesco’s shareholders registered on January 19, 2010.

Simultaneously with the transaction in the Brazilian Market, and in the same proportion, stock dividends were attributed to the ADRs – American Depositary Receipts in the U.S. Market (NYSE) and GDRs – Global Depositary Receipts in the European Market (Latibex), where the investors received one (1) new DR for every ten (10) DRs that they held on the base date January 19, 2010.

In a Special Meeting, held on June 10, 2010, the shareholders resolved to increase the share capital by R$ 2,000,000 thousand, raising it from R$ 26,500,000 thousand to R$ 28,500,000 thousand, through the capitalization of a part of the balance of the “Revenue Reserves – Statutory ” account, in accordance with the provisions of article 169 of Law nº 6,404/76, with a stock dividend of 10%, through the issuance of 342,040,948 new book-entry registered shares with no par value, being 171,020,483 common and 171,020,465 preferred, issued to the shareholders without onus, in the proportion of one (1) new share for every ten (10) shares of the same class held, benefiting Bradesco’s shareholders recorded on July 13, 2010.

Simultaneously with the transaction in the Brazilian Market, and in the same proportion, stock dividends were attributed to the ADRs – American Depositary Receipts in the U.S. Market (NYSE) and GDRs – Global Depositary Receipts in the European Market (Latibex), where the investors received one (1) new DR for every ten (10) DRs that they held on the base date July 13, 2010.

In a Special Meeting, held on December 17, 2010, the shareholders resolved to increase the share capital by R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, through the issuance of 62,344,140 new book-entry registered shares with no par value, being 31,172,072 common and 31,172,068 preferred, at a price of R$ 24.06 per share, through private subscription by the shareholders in the period December 29, 2010 to January 31, 2011, in the proportion of 1.657008936% of the equity position that each one held on the date of the Shareholders’ Meeting, with cash payment on February 18, 2011.

iii.      Treasury shares

Treasury shares are recorded at cost, which is approximately equivalent to the market prices practiced on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury share are acquired for subsequent sale or cancellation.

Bradesco 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve the distribution of which is subject to certain limitations.The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

c)      Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared according to BR GAAP. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Brazilian Central Bank, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner is similar to dividends. Withholding income tax is levied and paid at the time the interest on equity is paid to the shareholders.

41)  Transactions with related parties

The principal shareholders of the Organization are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco, Fundação Bradesco is a not-far-profit entity that for more than 40 years has been helping to develop of the potentialities of children and youngsters by means of schools installed in needy regions.

The transactions with controlling shareholders, subsidiaries and direct and indirect associated companies are carried out under on conditions and at rates that are compatible with the averages of operations with third parties, on the dates of the transactions, and are as follows:

 124                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Assets
Loans and advances to banks	177,885	157,004	83,545
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	177,885	157,004	83,545
Derivative financial instruments	5	963	553
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	5	963	553
Other assets	10,484	5,643	4,749
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	7,425	4,059	3,458
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	3,059	1,507	-
CPM Braxis S.A. – Associates	-	77	1,291
Liabilities
Deposits from banks	(1,400)	(150)	-
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	(1,400)	(150)	-
Deposits from custumers	(177,473)	(190,026)	(183,783)
Cidade de Deus Companhia Comercial de Participações – Parent company	(30,341)	(17,199)	(45,911)
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	-	(40,484)	(8,428)
Key Management Personnel	(146,215)	(128,625)	(91,821)
Others associates	(917)	(3,718)	(37,623)
Funds from securities issued	(586,274)	(501,103)	(978,572)
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	(46,244)	-	-
Cia. Brasileira de Meios de Pagamento – (“Cielo”) – Associates	-	(15,333)	(234,009)
Key Management Personnel	(538,759)	(485,770)	(730,677)
Others associates	(1,271)	-	(13,886)
Subordinated debts	(261,664)	(134,086)	(105,737)
Cidade de Deus Companhia Comercial de Participações – Parent company	(183,044)	(62,446)	(19,797)
Fundação Bradesco – Parent company	(78,620)	(71,640)	(85,940)
Corporate and statutory obligations	(711,903)	(546,400)	(686,818)
Cidade de Deus Companhia Comercial de Participações – Parent company	(515,598)	(395,732)	(368,604)
Fundação Bradesco – Parent company	(196,305)	(150,668)	(318,214)
Other liabilities	(12,033)	(62,375)	(1,042)
Cia. Brasileira de Meios de Pagamento – (“Cielo”) – Associated	(12,033)	(54,804)	-
CPM Braxis S.A. – Associates	-	(7,571)	(878)
Others associates	-	-	(164)

Bradesco 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2010	2009
Revenues and expenses
Net interest income	(74,682)	(100,825)
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	14,322	8,219
Cidade de Deus Companhia Comercial de Participações – Parent company	(10,281)	(5,582)
Fundação Bradesco – Parent company	(6,980)	(25,379)
Key Management Personnel	(63,926)	(68,708)
Others associates	(7,817)	(9,375)
Net gain with derivative financial instruments	1,667	14,731
Crediare S.A. Crédito Financiamento e Investimento – Joint venture	1,667	14,731
Other revenues	13,857	15,574
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associated	13,857	15,574
Other expenses	(204,044)	(173,026)
Fidelity Processadora e Serviços S.A. – Joint venture	(182,027)	(148,412)
CPM Braxis S.A. – Associates	(21,400)	(19,102)
Others associates	(617)	(5,512)

a)   Remuneration of key management personnel.

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Bradesco Organization.

For 2009, a maximum amount was determined of R$293,140 thousand for remuneration of Management (salaries and bonuses) and of R$129,470 thousand to cover the cost of the defined contribution supplemental pension plans.

For 2010, a maximum amount was determined of R$259,100 thousand for remuneration of Management (salaries and bonuses) and of R$ 233,700 thousand to cover the cost of the defined contribution supplemental pension plans.

Short-term benefits for management

	R$ thousand
	2010	2009
Salaries	142,357	145,268
Bonuses	101,325	23,976
Contribution to INSS/FGTS (Redundancy Fund)	54,608	37,972
Total	298,290	207,216

 126                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	2010	2009
Defined contribution supplemental pension plans	223,832	121,721
Total	223,832	121,721

Bradesco has no long-term benefits, for termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   According to applicable legislation, financial institutions may not grant loans or advances to:

(i)      Executive Officers and members of the advisory board and of the Board of Directors, of the statutory audit board and of similar bodies, as well as their respective spouses and relatives up to the 2nd degree;

(ii)     Individuals or legal entities that own more than 10% of capital; and

(iii)    Legal entities in which the institution or its directors and managers as well as their respective sponses and relatives up to the 2nd degree more than 10% of capital.

Thus no loans or advances are made by the financial institutions to any subsidiary, members of the Board of Directors or of the Executive Board and their families.

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage participation in Bradesco on December 31:

	2010	2009
Common shares	0.74%	0.67%
Preferred shares	1.04%	0.97%
Total shares	0.89%	0.82%

42)  Off-balance sheet commitments

The table below summaraizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31		January 1,
	2010	2009	2009
Commitments to extend credit	105,215,829	78,589,368	65,016,168
Financial guarantees	40,765,970	34,667,709	33,878,760
Letters of credit for imports	1,465,018	1,385,155	1,242,498
Total	147,446,817	114,642,232	100,137,426

Bradesco 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial guarantees are conditional commitments for loans issued to ensure performance of a customer before a third party. There is usually the right of recourse against the customer to recover any amount paid aunder these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as in other credit operation. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in conection with foreign trade transactions to guarantee performance of a customer with a third party. These instruments are short-term commitments to pay third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as in other credit operations.

43)  Standards and interpretations of standards that are not yet effective

a)   Standards  and interpretations of existing standards that are not yet effective and have not been adopted in advance by the Organization

The following standards were published and are mandatory for the accounting periods of the Organization beginning on January 1, 2009, or after such date, or for subsequent periods. However, the organization has not early adopted these standards and interpretation of standards.

•         IFRS 9 – Financial Instruments: Recognition and Measurement (annual periods beginning on or after January 1, 2013)

The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value plus, in the case of a financial asset that is not recorded at fair value through profit and loss, the transaction costs; (ii) new requirements for classification and measurement of financial assets. The standard divides all of the financial assets that are presently within the scope of IAS 39 into two classifications: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•         IFRIC 19 – Extinguishment of financial liabilities with equity instruments (annual periods beginning on or after July 1, 2010).

This interpretaiton establishes the accounting by an entity when the conditions of a financial liability are renegotiated, and results in the issuance of equity instruments on the part of the debtor, with the purpose of settling all or in part the financial liability. This interpretation does not address the accounting by the creditor entity.

b)   Interpretations and alterations of existing standards that are effective, or that are not yet effective, and that are not relevant for the operations of the Organization

The following interpretations and alterations of existing standards were published and are mandatory for the accounting periods of the Organization beginning on January 1, 2009, or after such date, or for subsequent periods. However, they are not relevant for the operations of the Organization:

 128                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Standard	Topic	Principal requirements	Date of effectiveness
IFRS 5	Disclosures required of non-current assets (or groups for sale) classified as held for sale or discontinued operations.

The alteration clarifies that IFRS 5, 'Non-current assets available for sale and discontinued operations' specified the disclosures required of non-current assets (or groups for sale) classified as held for sale or discontinued operations.

Also clarifies that the general requirement of IAS 1 are not yet applicable, particularly those contained in Paragraph 15 (for an adequate presentation) and in Paragraph 125 (sources of uncertainties of the estimates) of IAS 1.

Applicable to annual periods beginning on January 1, 2010.
IFRIC 9	Revaluation of built-in derivatives and IAS 39, financial instruments: recognition and measuring: built-in derivatives (alterations)..

The entity must assess if a built-in derivative must be separated from a main contract when the entity reclassifies a mixed financial asset that does not fall in the category of fair value by means of results. The valuation is conducted based on the existing circumstances: (a) on the date when the entity became a party to the contract, and (b) the date of change of the terms of the contract that resulted in a significant alteration in the cash flows that, otherwise, would be required according to the contract, whichever of the two occurs last.

Applicable to the annual periods ending as from June 30, 2009.
IFRIC 9	Scope of IFRIC 9.

The Council altered the paragraph on scope of IFRIC 9 to clarify that it does not apply to built-in derivatives in contract acquired in combinations of companies or combinations between entities or companies that have common control or are associated in joint ventures.

Applicable to the annual periods ending as from July 1, 2009.

44)  Recent Acquisitions

On June 2009, the Organization signed an agreement with the majority shareholders of Banco Ibi S,A, (Ibi), which is a medium-size financial institution operating mailing in credit, finance and investments, for the acquisition of all its issued share capital for the amount of R$ 1,466,434 thousand, of which R$ 73,719 thousand was paid in cash and R$ 1,392,715 thousand upon delivery of 22,831,389 common shares and 22,831,386 preferred shares. Simultaneously as part of the deal a partnership contract was signed with C&A Modas Ltda, a subsidiary of the ex-controlling shareholders of Banco Ibi S.A., giving exclusivity to make banking services to available in C&A stores for 20 years. The operation was subject to the approval of the Brazilian Central Bank which was secured in September 2009 and the Extraordinary General Meeting held in October 2009, approved the merger of Ibi’s operations into Bradesco. After approval, the operation was recorded as an acquisition using the business combination method. We have considered October 30, 2009 as the acquisition date for accounting purposes. No obligations were outstanding on December 31, 2010.

On October 18, 2009, the Organization signed an agreement with Odontoprev S.A. whereby we would transfer our interest in the subsidiary Bradesco Dental S.A. to Odontoprev S.A. in exchange for a 43.5% interest in Odontoprev S.A.. As a result of this operation the Organization signed a shareholders agreement that enabled Odontoprev S.A. to be recorded as an acquisition using the business combination method.

Bradesco 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

On June 2, 2010, the Organization concluded the acquisition of all the issued share capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, for the amount of R$ 301,193 thousand. The deal included establishing a partnership with C&A México S. de R.L., (C&A México) for a period of 20 years to sell, with exclusively, financial products and services through the C&A México store chain of stores.

See below the summarized balance sheets for these acquisitions at the date of acquisition:

	R$ thousand
	2010	2009
	Ibi México	Odontoprev	Banco Ibi
Cash and cash equivalents	74,428	1,207	108,291
Loans and advances	147,148	-	2,755,139
Financial assets held for trading	-	38,774	221,493
Intangible assets	32,187	293,966	811,868
Other assets	68,367	111,306	1,177,192
Deposits from banks	-	-	(1,045,579)
Funds from issuances of securities	-	-	(89,088)
Other liabilities	(20,937)	(117,951)	(2,472,882)
Consideration given and fair value of net assets acquired	301,193	327,302	1,466,434

The goodwill on acquisitions is attributed to expected future profitability of the respective businesses acquired and the synergies that the Organization expects to achieve. The goodiwill recognized is not deductible for income tax purposes. The fair value of assets and liabilities acquired was measured based on the discounted cash flow model.

The contribution of the acquisitions to the financial results for the year in which they were acquired totaled R$ 7,401 thousand (2009 – R$ 12,314 thousand).

The total consideration given for acquisitions was as following:

	R$ thousand
	2010	2009
	Ibi México	Odontoprev	Banco Ibi
Cash payment	301,193	-	73,719
Issuance of shares at fair value	-	-	1,392,715
Exchange of shares in acquisition Odontoprev	-	327,302	-
Total cost of acquisitions	301,193	327,302	1,466,434

These acquisitions were recorded on the business combination method and the companies were consolidateds from the date that the majority control was acquired.

45)  Subsequent events

On January 24, 2011 the Organization acquired shares issued by Companhia Brasileira de Soluções e Serviços – CBSS (“VisaVale”) held by Visa International Service Association (“Visa International”), corresponding to 5.01% of the share capital of CBSS, for the amount of R$ 85,800 thousand. With this acquisition the Organization’s participation in CBSS increased from 45% to 50.01%, broadening its participation in capital of companies that operate in the cards market.

 130                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

46)  First Time Adoption of IFRS

46.1. Basis of transition to IFRS

Application of IFRS 1

The consolidated financial statements for the year ended December 31, 2010 are the first annual financial statements prepared by the Organization in compliance with International Financial Reporting Standards as issued by IASB. The Organization applied IFRS 1(R) in the preparation of such consolidated financial statements.

The transition date of the organization is January 1, 2009. The Organization prepared its first consolidated balance sheet in accordance with IFRS as at this date.

In the preparation of these consolidated financial statements in accordance with IFRS 1(R), the Organization applied the compulsory exceptions and certain voluntary exceptions in relation to the full retrospective application of IFRS.

a.   Exemptions to full retrospective application of IFRS – elected by the Organization

The Organization opted to apply the following exemptions to retrospective application:

                 i.       Exemption for business combinations

The Organization applied the exemption for business combination described in IFRS 1(R) and, as a result, did not restated the business combinations concluded before September 1, 2008, transition date. Business combinations after the transition date were presented in accordance with IFRS 3(R).

                ii.       Exemption for employee benefits

The Organization elected to cumulatively recognize all actuarial gains and losses as at January 1, 2009 against retained earnings. The application of this exemption is detailed in Note 46.2 (d).

               iii.       Designation of previously recognized financial instruments

The Organization has designated debt securities as available for sale on the date of the transition the effects of this exemption are described in Note 46.2 (g).

               iv.       Insurance contracts

IFRS 1 permits insurance companies to change certain insurance accounting practices on the date of the transition to IFRS provided a few minimum procedures are complied with. The Organization decided not to change its accounting policies for valuation of insurance contracts. However, the Organization adopted certain IFRS 4 requirements (Insurance Contracts), including the classification of contracts as insurance contracts (performing basic liability adequacy tests on insurance contracts - LAT Liability Adequacy Test), as defined by IFRS 4 or as investment contracts, as defined by IAS 39.

Bradesco 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

                v.       Leases

An entity applying IFRS for the first time may choose to use the specific transition regulations in IFRIC 4 (Determining Whether an Arrangement Contains a Lease) and may determine whether a leasing contract exists on the transition date to IFRS based on events and circumstances existing on the transition date, It was determined that the adoption of IFRIC 4 does not generate any impacts for the Organization on the transition date to IFRS, since no significant contracts were identified that should be recorded as a leasing contract according to IFRIC 4.

The remaining voluntay exemptions which were not adopted by the Organization are:

•       Fair value or revaluation as deemed cost – The Organization chose not to adopt these exemption and therefore, did not measure items of property, plant and equipment at fair value;

•       Cumulative translation differences – The Organization does not have accumulated translation differences on the transition date and, therefore, did not adopt the exemption;

•       Compound financial instruments – The Organization does not have outstanding balances for this type of financial instrument on the date of the transition to IFRS;

•       Assets and liabilities of subsidiaries, associates and joint ventures – Only consolidated financial statements were prepared in accordance with IFRS;

•       Share based payments – the Organization does not have any liabilities of this nature;

•       Decomissioning liabilities included in the cost of property, plant and equipment – The Organization does not have liabilities of this nature;

•       Financial asset or intangible asset accounted for in accordance with IFRIC 12 – The Organization does not have any contracts within the scope of IFRIC 12; and

•       Borrowing costs – The Organization does not have borrowing costs that are directly attributable to purchase, construction or production of a qualifying asset.

b.   Exceptions to retrospective application followed by the Organization

The Organization applied the following complusory exceptions to retrospective application:

•       Estimates exceptions

The estimates according to IFRS on January 1, 2009 are consistent with the estimates made on the same date according to the accounting practices adopted in Brazil.

The other mandatory exceptions of IFRS 1(R) are not applicable since there are no significant differences in relation to the accounting practices adopted in Brazil in these areas:

▪  Derecognition of financial assets and financial liabilities;

▪  Non-controlling interests;

▪  Hedge accounting; and

 132                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

▪  Assets classified as held for sale and discontinued operations.

46.2. Comparison of accounting practices adopted in Brazil (BR GAAP) and IFRS

We explain below the material differences between accounting practices used by the Organization in BR GAAP as compared to IFRSs:

a.   Consolidation

In accordance with BR GAAP, investments held in companies under shared control (normally represented by an interest of 20% to 50%) are proportionally consolidated in the financial statements of the Organization. The wholly-owned investment funds are not consolidated in compliance with Brazilian Central Bank rules and regulation.

Under IFRS, interests in associated companies over which the Organization has significant influence were accounted for using the equity method and therefore these investments were not consolidated in the financial statements. The wholly-onwed investment funds were consolidated.

b.   Reversal of undeclared dividends payable

Under BR GAAP, and in accordance with the Brazilian Corporation Law, shareholders are entitled to receive dividends as established in the By-laws of corporations if the By-laws do not establish a minimum dividend, shareholders are entitled to receive at least 25% of the net income for the year as minimum mandatory dividend. Corporations can remunerate their shareholders at levels above the minimum mandatory dividend, recording a provision for dividends in the financial statements for the dividends that will paid in the coming year, even if the dividends have not yet been declared.

Under IFRS, additional dividends proposed, which exceed the minimum mandatoty dividend established in the Organization’s By-laws and which have not been approved in a Shareholder’s Meeting before the year end, were reversed from liabilities to equity, since they do not reflect a legal obligation of the Organization until approval in al Shareholders’ Meeting.

c.   Hyperinflation effects on non-monetary assets and liabilities

Until June 30, 1997, Brazil was considered to be a highly inflationary economy. However, under BR GAAP the financial statements were subject to price-level restartement only until December 31, 1995 since, indexation of the financial statements was discontinued beginning January 1, 1996,

Under IFRS the effects arising from the remesurement of non-monetary assets until June 30, 1997 to constant price indexes were recognized in the financial statements as required by IAS 29 – “Financial Reporting in Hyperinflationary Economies”.

d.   Pension plans

Under BR GAAP, provisions for defined benefit pension plans are not recognized, except for current monthly obligations.

Under IFRS, the Projected Unit Credit Method shall be applied with gains and losses outside the “corridor” (if the net accumulated amount of actuarial gains and losses not recognized at the end of the preceeding year exceeds the higher of (i) 10% of the present value of the obligation before the deduction of plan assets or (ii) 10% of the fair value of any plan asset) being recognized over the remaining service period.

Bradesco 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e.   Business combinations

Under BR GAAP, there is no specifc pronouncement referring to Business Combinations applicable to financial institutions. Only the assets and liabilities recorded in the acquired entity´s opening balance sheet are recognized by the purchasing entity, while goodwill or negative goodwill in acquisitions are based on the difference between the amount paid by the purchasing entity and the book value of assets and liabilities recorded in the acquired entity. Shares or debt instruments issued as payment for the acquisition of entities are recorded by their face values at the business combination date. The goodwill arising on a business combination is to be amortized within 20 years.

Under IFRS, for acquisitions that took place as from September 1, 2008, the identifiable assets and liabilities in business combinations were recognized at their fair value. Shares issued in the acquisition were recognized at their fair value on the date the control is transferred. Other assets delivered as payment were also measured at their fair value. The goodwill recognized in a business combination were tested annually for impairment, as required by IAS 38 – “Intangible Assets”.

f.    Fair value adjustment of derivatives

Under BR GAAP, derivatives contracted in a association with an identified funding or investment operation are not required to be recognized at fair value, provided that certain conditions are met, such as: (i) they cannot be traded or settled separately from the operation to which they relate; (ii) in the event of early settlement of the related operation, this must occur or the contracted value; and (iii) they must be contracted for the same maturity and with the same counterparty as the related operation.

Under IFRS, derivative financial instruments were designated as held for trading and recorded at their fair value, with changes in fair value recognized in the income statement, as required by IAS 39 - “Financial Instruments – Recognition and Measurement”.

g.   Fair value adjustment of financial instruments in consolidated wholly-onwed mutual funds

Under BR GAAP, certain financial instruments recorded in wholly-onwed mutual funds portfolios, which will be consolidated only for IFRS purposes (not for BRGAAP), were treated as held to maturity.

Under IFRS, the Organization chose to classify these financial instruments in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1(R), since for the purposes of BR GAAP following Resolution CMN 3,181/04 and Susep Circular Letter 379/08, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of same nature are simultaneously acquired, with maturity longer than or equal to that amount of the securities sold. Thus, the fair value adjustment relating to these financial instruments will be recognized in Equity – “Accumulated Comprehensive Income,” net of tax effects.

h.   Fair value adjustment of financial assets - equity instruments

Under BR GAAP, certain minor investments in companies over which the Organization does not have significant influence were treated as permanent assets using the historical cost of acquisition.

Under IFRS, when the Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, including the subsequent changes in fair value recognized in Equity – “Accumulated comprehensive income,” net of tax effects.

 134                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.    Reversal of hedge accounting

Under BR GAAP, certain derivatives were designated as hedge instruments and treated as hedges of cash flows with gains or losses recorded, net of tax effects, in a separate account within equity (until the hedged item is recognized in income), with the non-effective portion of the hedge recorded in the income statemen.

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

j.    Deferral of financial service fees and direct costs

Under BR GAAP, for certain financial instruments, especially loans and advances to clients, the service fee, as well as the amount of related direct costs, is recognized in the income statement when these financial assets are initially recorded. The direct costs related to commissions paid to merchants and agents are recorded under “Other assets – Prepaid expenses” and recognized in the income statement over the period of the respective agreements.

Under IFRS, service fees and direct costs related to the origination of these financial assets will be deferred and recognized as adjustments to the effective interest rate, Direct costs related to the commissions paid to merchants and agents are included in the effective interest rate and recorded in loans and advances to clients.

k.   Reversal of equity in net earnings (losses) of unconsolidated companies

Under BR GAAP, as general rule, associated companies are those in which the Organization holds between 20% and 50% of total capital.

Under IFRS, associeted companies are those ever which the Organization has significant influence, which is the power to participate in the decision-making process of the financial and operational policies of an investee.

l.    Provision for financial guarantees provided to third parties

Under BR GAAP, financial guarantees provided to third parties are controlled in memorandum accounts. The fees collected for the issue of these guarantees are recognized in the income statement over the period of the guarantee.

Under IFRS, in accordance with IAS 39, after the initial recognition of these guarantees at their fair value, these operations will be measured at the highest of: (i) the amount initially recognized as deferred income and, where applicable, less the accumulated amortization pursuant to IAS 18; or (ii) the estimated amount of the expenditure required to settle the guarantee if Management deems such expenditure as probable, according to IAS 37.

m. Impairment of loans and advances to clients and financial institutions

Under BR GAAP, this is recorded based on the risk analysis of loan operations, in an amount deemed as sufficient to cover expected losses, as required by CMN Resolution 2,682/99, which includes certain regulatory parameters.

Bradesco 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Under IFRS, this were established based on the history of losses and other information about the clients of the organization at the balance sheet date as described in Note 2 (e) (viii).

n.   Deferred tax assets – Social Contribution

The provision for income tax is recorded at the rate of 15% of taxable income, plus a 10% surcharge, As of May 1, 2008, the social contribution on net income has been calculated considering a rate of 15% for financial instituitions and insurance companies and 9% for other companies (up to April 30, 2008, the rate was 9% for all companies, and the calculation in 2008 was made according to specific rules issued by the tax authorities).

Tax credits deriving from previous periods, resulting from increases in the social contribution rate to 15%, were recorded under BR GAAP up to the limit of the corresponding consolidated tax liabilities.

Under IFRS, deferred tax assets were measured and recognized based on the effective rate at which the Organization expects to realize than, i.e., 15%.

o.   Deferred income tax and social contribution on IFRS adjustments

Deferred taxes are recorded on the differences between BR GAAP and IFRS, where applicable.

 136                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of Bradesco’s balance sheet at transition date to IFRS - January 1, 2009:

Balance Sheet	R$ thousand
	January 1, 2009
	BR GAAP (1)	Adjustments			IFRS
		Consolidation base	Differences in practices	Ref. (note 46.2)
Assets
Cash and balances with banks	22,496,219	(24,184)	-		22,472,035
Loans and advances to banks	43,235,806	18,579,351	-		61,815,157
Loans and advances to customers	155,479,557	10,772,827	1,257,806	j, m	167,510,190
Financial assets held for trading	92,822,107	(24,548,783)	8,649	f	68,281,973
Financial assets available for sale	9,635,844	(38,762)	20,494,280	e, g, h, k	30,091,362
Investments held to maturity	23,922,544	62,828	(19,888,921)	g	4,096,451
Assets pledged as collateral	44,057,607	(7,932,989)	-		36,124,618
Non-current assets held for sale	327,856	(1,876)	-		325,980
Investments in associated companies	591,480	536,419	(94,893)	k	1,033,006
Tangible assets	3,249,385	(184,394)	114,392	c	3,179,383
Intangible assets	3,312,833	(115,332)	88,289	e	3,285,790
Current income tax assets	2,091,073	(232,632)	-		1,858,441
Deferred income tax assets	13,703,293	(74,960)	(1,522,473)	e, n, o	12,105,860
Other assets	39,487,439	(239,670)	(1,038,743)	j	38,209,026
Total assets	454,413,043	(3,442,157)	(581,614)		450,389,272

Liabilitie and equity
Deposits from banks	113,000,329	(12,989,564)	-		100,010,765
Deposits from customers	163,417,301	10,852	-		163,428,153
Financial liabilities held for trading	2,041,926	13,744	-		2,055,670
Funds from securities issued	9,011,671	(146,005)	-		8,865,666
Subordinated debt	19,686,662	-	-		19,686,662
Insurance technical provisions and pension plans	61,881,547	628,492	57,644	d	62,567,683
Provisions	10,130,498	(171,796)	-		9,958,702
Current income tax liabilities	1,327,665	(318,638)	-		1,009,027
Deferred income tax liabilities	2,467,850	-	(2,079,700)	e	388,150
Other liabilities	36,869,551	9,530,758	485,892	b, d, e, l	46,886,201
Total liabilities	419,835,000	(3,442,157)	(1,536,164)		414,856,679
Equity
Capital and reserves attributed to parent company shareholders	34,256,544	-	1,035,979		35,292,523
Share capital	23,000,000	-	-		23,000,000
Treasury shares	(4,853)	-	-		(4,853)
Capital reserves	62,614	-	-		62,614
Revenue reserves	11,860,287	-	-		11,860,287
Accumulated comprehensive income/(losses)	(661,504)	-	405,231		(256,273)
Retained earnings	-	-	630,748		630,748
Non-controlling interests	321,499	-	(81,429)	e	240,070
Total equity	34,578,043	-	954,550		35,532,593
Total liabilities and equity	454,413,043	(3,442,157)	(581,614)		450,389,272

(1) The information presented consider the amounts recorded in accordance with accounting practices adopted in Brazil applicable to financial institutions agregated  in accordance with the presentation disclosure standards estabilished by the IFRS.

Bradesco 137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of equity in BR GAAP to IFRS on January 1, 2009:

	R$ thousand
	Ref. (note 46.2)	Amounts

Equity in BR GAAP (excluding non-controlling interests)		34,256,544
Non-controlling interests		321,499
Total equity		34,578,043
Adjustments to IFRS
Adjustment of impairment of loans and advances	m	(10,663)
Adjustment to fair value of financial assets in consolidated wholly-owend investment funds	g	564,533
Adjustment to fair value of financial assets – equity investments	h	110,851
Establishment of tax credits on rate differences	n	962,877
Others		(384,241)
Deferred Income tax and social contribution on IFRS adjustments	o	(207,378)
Total adjustments		1,035,979
Impact of adjustments on participation of non-controlling shareholders	e	(81,429)
Equity in IFRS		35,532,593

 138                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of balance sheet for the last year reported in BR GAAP – December 31, 2009:

Balance Sheet	R$ thousand
	December 31, 2009
	BR GAAP (1)	Adjustments			IFRS
		Consolidation base	Differences in practices	Ref. (note 46.2)
Assets
Cash and balances with banks	24,869,445	(19,354)	-		24,850,091
Loans and advances to banks	50,097,004	32,624,839	-		82,721,843
Loans and advances to customers	166,927,526	5,951,038	1,361,786	j, m	174,240,350
Financial assets held for trading	91,158,018	(36,687,919)	10,435	f	54,480,534
Financial assets available for sale	20,328,253	(962,415)	24,680,578	e, g, h, k	44,046,416
Investments held to maturity	25,877,593	76,093	(22,070,707)	g	3,882,979
Assets pledged as collateral	76,905,999	(16,833,346)	-		60,072,653
Non-current assets held for sale	459,025	(3,151)	-		455,874
Investments in associated companies	737,107	734,541	(40,491)	k	1,431,157
Tangible assets	3,417,954	(135,959)	122,546	e, c	3,404,541
Intangible assets	5,516,024	(480,905)	(313,561)	e	4,721,558
Current income tax assets	2,292,796	(170,552)	-		2,122,244
Deferred income tax assets	15,692,042	(68,853)	(3,096,769)	e, n, o	12,526,420
Other assets	21,944,306	(405,714)	(811,301)	j	20,727,291
Total assets	506,223,092	(16,381,657)	(157,484)		489,683,951

Liabilitie and equity
Deposits from banks	141,769,595	(21,701,625)	-		120,067,970
Deposits from customers	169,903,525	42,591	-		169,946,116
Financial liabilities held for trading	531,194	1,228	-		532,422
Funds from securities issued	7,482,584	200,214	-		7,682,798
Subordinated debts	23,103,977	-	-		23,103,977
Insurance technical provisions and pension plans	72,548,261	-	48,636	d	72,596,897
Provisions	11,004,621	(152,138)	-		10,852,483
Current income tax liabilities	1,490,563	(244,731)	-		1,245,832
Deferred income tax liabilities	3,985,467	-	(2,833,540)	e, r	1,151,927
Other liabilities	31,851,879	5,472,804	532,139	b, d, e, l	37,856,822
Total liabilities	463,671,666	(16,381,657)	(2,252,765)		445,037,244
Equity
Capital and reserves attributed to parent company shareholders	41,753,751	-	2,437,703		44,191,454
Share capital	26,500,000	-	-		26,500,000
Treasury shares	(188,874)	-	-		(188,874)
Capital reserves	62,614	-	24,532		87,146
Revenue reserves	15,022,670	-	-		15,022,670
Additional paid in capital	-	-	150,032		150,032
Accumulated comprehensive income	357,341	-	1,478,318		1,835,659
Retained earnings	-	-	784,821		784,821
Non-controlling interests	797,675	-	(342,422)	e	455,253
Total equity	42,551,426	-	2,095,281		44,646,707
Total liabilities and equity	506,223,092	(16,381,657)	(157,484)		489,683,951

(1) The information presented consider the amounts recorded in accordance with accounting practices adopted in Brazil applicable to financial institutions agregated  in accordance with the presentation disclosure standards estabilished by the IFRS.

Bradesco 139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the income statement for the last year reported in BR GAAP – December 31, 2009:

Statement of income	R$ thousand
	Year ended December 31, 2009
	BR GAAP (1)	Adjustments			IFRS
		Consolidation base	Differences in practice	Ref. (note 46.2)

Interest and similar income	54,382,812	11,370	771,047	j	55,165,229
Interest and similar expenses	(27,974,717)	-	-		(27,974,717)
Net Interest income	26,408,095	11,370	771,047		27,190,512
Fee and commission income	8,313,370	673,922	(1,120,691)	j	7,866,601
Fee and commission expenses	(19,069)	(150)	-		(19,219)
Net fee and commission income	8,294,301	673,772	(1,120,691)		7,847,382
Net gains/(losses) on financial instruments classified as held for trading	5,831,906	-	151,875	f, i	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	757,255	-	-		757,255
Net gains/(losses) of foreign exchange operations	(897,638)	-	-		(897,638)
Income from insurance and pension plans	1,790,088	-	(12,072)	m	1,778,016
Impairment of loans and advances	(11,233,880)	(2,342)	426,611	m	(10,809,611)
Personnel expenses	(7,378,524)	(201,053)	245,413	d, j	(7,334,164)
Other administrative expenses	(7,979,334)	(233,612)	74,888	j	(8,138,058)
Depreciation and amortization	(1,607,421)	(11,493)	102,385	c, e	(1,516,529)
Other operating income/(expenses)	(3,141,179)	38,028	78,511	c, e, k, l, q	(3,024,640)
Operating profit	10,843,669	274,670	717,967		11,836,306
Equity in the earnings of associates	878,928	(152,051)	1,990	k	728,867
Income before income taxes	11,722,597	122,619	719,957		12,565,173
Income and social contribution taxes	(3,685,606)	(122,619)	(456,105)	e, o, r	(4,264,330)
Net income for the year	8,036,991	-	263,852		8,300,843
Attributable to controlling shareholders	8,012,283	-	270,724		8,283,007
Attributable to non-controlling shareholders	24,708	-	(6,872)	e	17,836

(1) The information presented consider the amounts recorded in accordance with accounting practices adopted in Brazil applicable to financial institutions agregated  in accordance with the presentation disclosure standards estabilished by the IFRS.

140                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the net income from BR GAAP to IFRS on December 31, 2009:

	R$ thousand
	Ref. (note 46.2)	Amounts
Net income in BR GAAP		8,012,283
Non-controlling interests		24,708
Net profit		8,036,991
Adjustments to IFRS
Adjustment of impairment of loans and advances	m	414,539
Establishment of tax credits on rate differences	n	(178,822)
Reversal of hedge accounting	I	150,089
Others		127,075
Deferred income and social contribution taxes on adjustments to IFRS	o	(242,157)
Total adjustments		270,724
Impact of adjustment on participation of non-controlling shareholders	e	(6,872)
Net income in IFRS		8,300,843

Reconciliation of equity from BR GAAP to IFRS on December 31, 2009:

	R$ thousand
	Ref. (note 46.2)	Values
Equity in BR GAAP (excluding non-controlling interests)		41,753,751
Non-controlling Interests		797,675
Total equity		42,551,426
Adjustments to IFRS
Adjustment to fair value of financial assets included in consolidated wholly-owned Mutual funds	g	2,124,319
Adjustment to fair value of financial assets – equity investments	h	489,634
Adjustment of impairment of loans and advances	m	403,876
Establishment of tax credits on rate differences	n	784,055
Others		(199,253)
Deferred Income and social contribution taxes on adjustments IFRS	o	(1,164,928)
Total adjustments		2,437,703
Impact of adjustments on participation of non-controlling shareholders	e	(342,422)
Equity in IFRS		44,646,707

Bradesco 141

For further information:

Board of Executive Officers

Domingos Figueiredo de Abreu

Executive Vice-President and Executive IRO

Phone: (#55 11) 3681-4011

4000.abreu@bradesco.com.br

Market Relations Department

Paulo Faustino da Costa

Phone: (#55 11) 2178-6201

Fax: (#55 11) 2178-6215

Avenida Paulista, 1.450 - 1° andar

CEP 01310-917 - São Paulo-SP

Brazil

www.bradesco.com.br/ir

Bradesco

Bradesco

bradesco.com.br

Este material foi impresso em papel certificado FSC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.